


EASTMAN

Enhancing the quality of life in a material way

EMN**AR**23




EASTMAN

Dear fellow Eastman stockholders,

As I reflect on the past year, I want to thank you for your continued support of Eastman and our strategy to be a world-leading sustainable materials company. I also want to express my sincere appreciation and admiration for the Eastman team. Going into the year, we expected that the macroenvironment would improve and business conditions would begin to recover. As we know, that didn't happen, causing us to pivot and adjust during the year. I am grateful to our amazing team for their incredible resilience and determination as we navigated the dynamic environment.

While 2023 was a year of persistent challenges, it was also a year of achievement and resilience. Despite a weak global economy, geopolitical uncertainties and a dynamic macroenvironment, we delivered solid financial results, including approximately $1.4 billion in operating cash. We also made significant progress on our innovation-driven growth initiatives, achieving milestones on our circular strategy, launching new products and solutions, and investing in our future. We continued to evolve our outcome-driven, inclusive culture that fosters collaboration, empowerment and accountability. And the one achievement that I am most proud of is we achieved our best-ever safety performance — demonstrating that safety is not only a priority but a value shared by our global team.

I am incredibly proud of what we accomplished in 2023, and I want to share some of the highlights of our performance and outlook for 2024.

2023 performance highlights

- **Achieved best-ever safety performance** — I'm proud to share that we achieved our best-ever performance in 2023 for personal safety incidents, process safety events and environmental releases, reaffirming our commitment to approaching all that we do with a zero-incident mindset.

- **Generated strong operating cash flow** — We generated strong operating cash flow of approximately $1.4 billion, which enabled us to invest in growth, reduce net debt and return cash to stockholders.

- **Demonstrated commercial excellence** — Our teams demonstrated commercial excellence in our pricing by leveraging the strength of our value proposition to offset significant macro-driven volume challenges and an unfavorable foreign currency impact.

- **Invested in innovation-driven growth** — We continued to invest in our innovation pipeline across our segments, which I will further discuss later in my letter.



- **Disciplined cost management** — We took determined actions across the company to reduce costs by approximately $200 million, net of inflation.

- **Improved performance in Fibers segment** — Successful establishment of multiyear contracts led to strong structural improvement in the segment, allowing us to improve profitability and cash generation and continue to reliably supply customers.

- **Delivered solid earnings in a challenging environment** — We delivered adjusted earnings per share (EPS) of $6.40, reflecting our ability to maintain commercial excellence in pricing, leverage our diverse portfolio and aggressively manage costs.

- **Returned cash to stockholders** — We delivered $526 million in cash to stockholders, including dividends, which we increased for the 14th consecutive year, and share repurchases.

- **Strengthened circular leadership** — We made significant progress on our circular strategy, including our new Kingsport methanolysis facility and two additional planned facilities, which I will discuss in more detail on the following pages.

- **Completed divestiture of Texas City Operations** — We closed the sale of our Texas City Operations to INEOS Acetyls for approximately $490 million, and we immediately put the cash received to work through the combination of net debt reduction and share repurchases.

- **Increased environmental, social and governance (ESG) transparency and accountability** — We published our comprehensive 2023 Sustainability Report and our third inclusion and diversity report, Embracing the Power of Inclusion. During the year, we received several notable ESG-related awards and recognitions for our sustainability leadership, our commitment to veterans and active-duty service members, and our excellence in corporate governance. We also became the first chemical company to issue an investment-grade, USD-denominated senior unsecured green bond offering in the U.S. This green bond issuance is a testament of our commitment to creating solutions that address today's environmental and social challenges. We allocated the net proceeds of the $500 million offering to finance or refinance, in whole or in part, one or more new or existing eligible projects in the categories outlined in our Green Financing Framework.

These results reflect the strength of our strategy, the execution of our team, the resilience of our business model and our commitment to creating A Better Circle. In a challenging environment, we delivered a solid performance and are well positioned to capture the opportunities ahead.

2024 outlook and priorities

As we enter 2024, we are confident in our ability to deliver growth and create value. We expect to benefit from several tailwinds, including improved or stabilized demand in key end markets, increased asset utilization, continued commercial excellence in pricing, another strong year for our Fibers segment, and incremental growth from our Kingsport methanolysis facility. We also anticipate that customer inventory destocking, which negatively impacted our volumes in 2023, will be substantially complete.

Based on these expectations, together with our focus on productivity and disciplined cost management, we expect to deliver adjusted EPS of $7.25 to $8.00, which would be strong growth relative to 2023. We also expect to generate operating cash flow of approximately $1.4 billion, which will enable us to continue investing in growth and returning cash to stockholders.

Our priorities for 2024 are clear and consistent. We will continue to drive safety, productivity and cost excellence across our operations. We will continue to invest in our innovation pipeline with a focus on circular and sustainable solutions. We will continue to execute our strategy with a disciplined approach to capital allocation across organic growth investments, stockholder returns and bolt-on acquisitions.



And we will continue to strengthen our culture by fostering a zero-incident mindset across the organization and by creating an inclusive workplace that fully harnesses the potential of our diverse workforce.

Progress on our circular strategy

One of the most exciting and impactful aspects of our strategy is our circular economy leadership. We are transforming the plastics industry by creating solutions that enable a circular economy for plastics where waste is minimized and materials are reused and recycled. We are doing this by leveraging our unique molecular recycling technologies, which allow us to convert plastic waste into high-performance, high-quality products.

Earlier this year, we achieved a historic milestone with the startup of our first methanolysis facility in Kingsport, Tennessee. This facility, which is one of the largest of its kind in the world, can process over 100,000 metric tons of plastic waste per year, diverting it from landfills and incinerators. The facility produces virgin-quality recycled material, which is used as a feedstock for Tritan™ Renew and other specialty polyesters for key customers, including Procter & Gamble, Estée Lauder™, nutribullet® and Ethicon.

We are also making good progress on our plans to build two more methanolysis facilities: one in France and a second in the U.S. We continue to work diligently to achieve key milestones on customer contracts, engineering to achieve expenditure targets and incentives. These facilities will further expand our circular capacity and capabilities and create value for our customers, stockholders and society.

Innovation highlights

While our polyester circular strategy is a key pillar of our innovation-driven growth, we are also investing in our cellulose ester platform coupled with our carbon renewal technology (CRT) to deliver high-performance biomaterials that are biodegradable and compostable and can be produced in part from recycled plastics:

- **Aventa™ Renew compostable materials** — Produced from sustainably sourced wood pulp, Aventa Renew is a breakthrough compostable material that has the potential to be a game-changer in the food service and food packaging industries. We are working with customers to develop compostable, lightweight trays made with Aventa Renew to replace polystyrene foam trays used in protein packaging. The trays can be composted, reducing landfill waste and creating a circular solution. And because naturally occurring microbes recognize Aventa Renew as a food source, these new trays can be completely composted and will not remain as microplastics in the environment.

- **Naia™ Renew and Naia™ staple offerings** — We expect continued growth in our Naia™ textiles and are making great progress on market development and innovation programs with both our Naia™ Renew and Naia™ staple fiber offerings. For example, prestigious brands Hugo Boss, Patagonia and Calvin Klein have adopted offerings from our staple fiber portfolio for their collections. And our products continue to be recognized for their sustainable profile. We recently attained the highly recognized marine biodegradation TÜV certification, maintained our "dark green shirt" ranking by influential NGO Canopy and achieved a GRS (Global Recycled Standard) content certification for Naia™ Renew. These certifications serve to strengthen the credibility and relevance of Naia™ as a sustainability brand.

- **Acetate Renew for eyewear** — Containing around 40% molecularly recycled content in addition to the existing 60% biobased content from sustainably sourced wood pulp, our Acetate Renew has been widely adopted as a drop-in solution with a credible sustainability story. Our product is used extensively by luxury eyewear producers, such as Kering Eyewear, Mykita and Andy Wolf and has also been introduced widely by optical retail chains such as National Vision, Ben & Frank, and Ace & Tate. More recently, companies are adding sunwear lenses made from Eastman Tritan Renew into their Acetate Renew frames for added sustainability.



- **Cellulosic materials for cosmetics** — We are working with leading cosmetics brands to develop biodegradable, high-performance cellulose ester materials to replace traditional microplastics used in color cosmetics and skin care applications.

We are also advancing other exciting, differentiated products across our segments. Here are some of the value-creating, sustainable products and solutions we have recently launched or commercialized:

- **Paint protection films** — Our newest additions to an industry-leading paint protection film (PPF) portfolio are SunTek® Reaction and LLumar® Valor. This generation of PPF incorporates Eastman Tetrashield™ protective resin systems technology in the topcoat and integrates the water-beading characteristics of a ceramic coating with a premium, self-healing paint protection film. The new topcoat provides up to 25% increased resistance against damage from harsh elements. Insects and dirt wash away effortlessly from the products' slick surface with easy-clean efficiency, which can be readily refreshed over time.

- **Advanced interlayers** — Our Saflex™ and XIR® interlayers are the focus of an innovation platform dedicated to developing solutions for the unique glazing needs of electric vehicles. This is a portfolio of new products launching over the next five years that will bring differentiated and sustainable value to the interlayers business through next-generation improvements to the acoustic and solar control properties of glass while enabling advanced features such as switchable glazing in sunroofs. We also continue to grow from our innovations in augmented reality head-up display (AR-HUD) systems in automotive windshields. Saflex Horizon LVID, our next-generation HUD interlayer, is on track to grow two times the projected growth of the underlying market over the next several years.

- **Eastman EastaPure™** — Manufacturing semiconductor chips require high-purity chemicals like those delivered by our EastaPure product line. Eastman's cutting-edge purification, analytical capabilities and ultraclean materials handling underpin our 2024 launch of next-generation, ultrahigh-purity EastaPure™ products. This innovation provides a solution for advanced node chips used in rapidly growing end-use applications like artificial intelligence. The EastaPure product line is expected to deliver 100% year-over-year growth in 2024. With our U.S. manufacturing footprint and our ultrahigh-purity capabilities, Eastman is in a unique position to grow from the onshoring of high-end semiconductor manufacturing driven by the U.S. CHIPS Act.

- **Digital offerings** — Our innovation extends beyond physical products to our award-winning, subscription-based digital offerings that deliver attractive value propositions to our customers and create value for our stockholders. For example, Core is our digital platform designed for the paint protection and automotive film market. Developed with input from industry experts, Core enhances installer efficiency, boosts dealer profitability, and improves the overall consumer experience. Another is Fluid Genius™, which is our AI-powered digital platform that monitors heat transfer fluid data and predicts fluid life span. It prioritizes safety, minimizes shutdowns and reduces maintenance expenses for systems worldwide. The platform offers analytics, degradation kinetics insights, forecasting and maintenance recommendations tailored to specific fluids. It prioritizes safety, minimizes shutdowns and reduces maintenance expenses for systems worldwide.

These are just a few examples of the many innovative products and solutions that we are developing and delivering to our customers. We have a robust and diverse innovation pipeline, and we are investing in our capabilities, technologies and partnerships to accelerate our growth.



Closing remarks

I want to again thank our global team for your outstanding performance and unwavering commitment to Eastman. You have demonstrated remarkable resilience and agility in the face of unprecedented challenges and uncertainties. You have delivered solid results, advanced our strategy, and strengthened our position as a leader in the circular economy. You have made a positive difference for our customers, our shareholders and our society. I am honored and humbled to work with you, and I look forward to celebrating future achievements with you.

I also want to thank you, our stockholders, for your continued support and confidence in Eastman. We appreciate your trust and partnership, and we are committed to delivering long-term value and growth for you. We have a clear and compelling strategy, a strong and resilient business model, and a talented and passionate team. We are excited about our future and optimistic about the opportunities ahead.

Sincerely,



March 21, 2024

Forward-looking statements

This Annual Report, including the Chairman and CEO's letter, incorporates forward-looking statements concerning plans and expectations for Eastman Chemical Company. Forward-looking statements are based upon certain underlying assumptions as of the date such statements were made and are subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. The Company cautions you not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Except as may be required by law, the Company undertakes no obligation to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise. For more information, see the "Forward-looking statements" and "Risk factors" sections in "Management's discussion and analysis of financial condition and results of operations" of this Annual Report.

EASTMAN

TABLE OF CONTENTS

EASTMAN

ABOUT OUR BUSINESS

Eastman Chemical Company ("Eastman" or the "Company") is a global specialty materials company that produces a broad range of products found in items people use every day. Eastman began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company's photographic business and became a public company, incorporated in Delaware, on December 31, 1993. Eastman has 36 manufacturing facilities and has equity interests in two manufacturing joint ventures in 12 countries that supply products to customers throughout the world. The Company's headquarters and largest manufacturing facility are located in Kingsport, Tennessee. With a robust portfolio of specialty businesses, Eastman works with customers to deliver innovative products and solutions with a commitment to safety and sustainability. Eastman's businesses are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. See "Business Segments".

In the first years as a stand-alone company, Eastman was diversified between commodity and more specialty chemical businesses. Beginning in 2004, the Company refocused its strategy and changed its businesses and portfolio of products, first by the divestiture and discontinuance of under-performing assets and commodity businesses and initiatives (including divestiture in 2004 of resins, inks, and monomers product lines, divestiture in 2006 of the polyethylene business, and divestiture from 2007 to 2010 of the polyethylene terephthalate ("PET") assets and business). The Company then pursued growth through the development and acquisition of more specialty businesses and product lines by inorganic acquisition and integration (including acquisitions of Solutia, Inc., a global leader in performance materials and specialty chemicals in 2012, and Taminco Corporation, a global specialty chemical company in 2014) and organic development and commercialization of new and enhanced technologies and products.

Eastman's objective is to be a global specialty materials company that enhances the quality of life in a material way with consistent, sustainable earnings growth and strong cash flow. Integral to the Company's strategy for growth is leveraging its heritage expertise and innovation within its cellulosic biopolymer and acetyl, olefins, polyester, and alkylamine chemistries. For each of these "streams", the Company has developed and acquired a combination of assets and technologies that combine scale and integration across multiple manufacturing units and sites as a competitive advantage. Management uses an innovation-driven growth model which consists of leveraging world class scalable technology platforms, delivering differentiated application development, and relentlessly engaging the market. The Company sells differentiated products into diverse markets and geographic regions and engages the market by collaborating and co-innovating with customers and downstream users in existing and new niche markets to creatively solve problems. Management believes that this innovation-driven growth model will enable the Company to leverage its proven technology capabilities to improve product mix, increasing emphasis on specialty businesses, and sustaining and expanding market share through leadership in attractive niche markets. The Company's strategy will also focus on organic growth initiatives and targeted bolt-on acquisitions.

Management is pursuing specific opportunities to leverage Eastman's innovation-driven growth model with the goal of greater than end-market growth by both sustaining the Company's leadership in existing markets and expanding into new markets.

Central to Eastman's innovation-driven growth model is management's dedication to enhance the quality of life in a material way with an ongoing commitment to sustainability. Management approaches sustainability as a source of competitive strength by focusing its innovation strategy on opportunities where disruptive macro trends align with the Company's differentiated technology platforms and applications development capabilities to develop innovative products, applications, and technologies that enable customers' development and sale of sustainable products. Eastman's sustainability-related growth initiatives include targeted product and process innovation that focuses on enhancing product health and safety, end-use product durability, recyclability, and reducing material usage, while lowering GHG emissions associated with climate change. Eastman has focused on communication and collaboration with stakeholders, including policymakers and other interested parties, to build support for the concepts of molecular recycling and mass balance accounting (an accepted and certified protocol by International Sustainability & Carbon Certification ("ISCC") that documents and tracks recycled content through complex manufacturing systems). Eastman has committed to reduce its absolute scope 1 (direct GHG emissions occurring from sources that are owned by Eastman) and scope 2 (indirect GHG associated with the purchase of electricity, steam, heat, or cooling and are a result of Eastman's energy use) emissions by approximately one-third by 2030, measured from the Company's 2017 baseline year, in order to achieve carbon neutrality by 2050, and to innovate to provide products that enable energy savings and GHG emissions reductions to customers and end-users.

The Company's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. This organizational structure is based on the management of the strategies, operating models, and sales channels that the various businesses employ and supports the Company's continued transformation towards a global specialty materials company.

ADVANCED MATERIALS SEGMENT

In the AM segment, the Company produces and markets polymers, films, and plastics with differentiated performance properties for value-added end-uses in transportation; durables and electronics; building and construction; medical and pharma; and consumables end-markets. Key technology platforms for this segment include cellulosic biopolymers, copolyesters, and PVB and polyester films.

Eastman's technical, application development, and market development capabilities enable the AM segment to modify its polymers, films, and plastics to control and customize their final properties for the development of new applications with enhanced functionality. For example, Tritan™ copolyesters are a leading solution for food contact applications due to their performance and processing attributes and bisphenol A free ("BPA free") properties. The Saflex™ Q Series product line is a leading acoustic solution for architectural and automotive applications. The Company also maintains a leading solar control technology position in the window films market as well as advanced urethane film and coatings technologies in the paint protection film market. The segment principally competes on differentiated technology and application development capabilities. Management believes the AM segment's competitive advantages also include long-term customer relationships, vertical integration and scale in manufacturing, and leading market positions.

ADDITIVES & FUNCTIONAL PRODUCTS SEGMENT

In the AFP segment, the Company manufactures materials for products in the food, feed, and agriculture; transportation; water treatment and energy; personal care and wellness; building and construction; consumables; and durables and electronics end-markets. Key technology platforms are cellulosic biopolymers, polyester polymers, alkylamine derivatives, and propylene derivatives.

The AFP segment is focused on producing high-value additives that provide critical functionality but which comprise a small percentage of total customer product cost. The segment principally competes on the differentiated performance characteristics of its products and through leveraging its strong customer base and long-standing customer relationships to promote substantial recurring business and product development. A critical element of the AFP segment's success is its close formulation collaboration with customers through advantaged application development capability.

CHEMICAL INTERMEDIATES SEGMENT

Eastman leverages large scale and vertical integration from the cellulosic biopolymers and acetyl and olefins streams to support the Company's specialty operating segments with advantaged cost positions. The CI segment sells excess intermediates beyond the Company's internal specialty needs into end-markets such as industrial chemicals and processing, building and construction, health and wellness, and food and feed. Key technology platforms include acetyls, oxos, plasticizers, and polyesters.

The CI segment product lines benefit from competitive cost positions primarily resulting from the use of and access to lower cost raw materials, and the Company's scale, technology, and operational excellence. Examples include produced acetic anhydride used in the manufacturing of cellulosic biopolymers and acetyl stream product lines, propylene and ethylene used in the production of olefin derivative product lines such as oxo alcohols and plasticizers. The CI segment also provides superior reliability to customers through its backward integration into readily available raw materials, such as propane, ethane, and propylene.

Several CI segment product lines are affected by cyclicality, most notably olefin and acetyl-based products. This cyclicality is caused by periods of supply and demand imbalance, when either incremental capacity additions are not offset by corresponding increases in demand, or when demand exceeds existing supply. While management continues to take steps to reduce the impact of the trough of these cycles, future results are expected to fluctuate due to both general economic conditions and industry supply and demand.

FIBERS SEGMENT

In the Fibers segment, Eastman manufactures and sells acetate tow and triacetin plasticizers for use in filtration media, primarily cigarette filters; cellulosic filament yarn and staple fibers for use in apparel, home furnishings, and industrial fabrics; nonwoven media for use in filtration and friction applications, used primarily in transportation, industrial, and agricultural end-markets; and cellulose acetate flake and acetyl raw materials for other acetate fiber producers. The Company is the world's largest producer of acetate yarn and has been in this business for over 85 years.

The Fibers segment's competitive strengths include a reputation for high-quality products, technical expertise, large scale vertically-integrated processes, reliability of supply, internally produced acetate flake supply for Fibers segment's products, a reputation for customer service excellence, and a customer base characterized by strategic long-term customers and end-user relationships. The Company continues to capitalize and build on these strengths to further improve the strategic position of its Fibers segment. To strengthen and stabilize segment earnings, the Company has taken actions such as the establishment of long-term variable pricing in acetate tow customer arrangements and agreements, development of innovative textile and nonwoven applications, and repurposing manufacturing capacity from acetate tow to new products.

The 10 largest Fibers segment customers accounted for approximately 60 percent of the segment's 2023 sales revenue, and include multinational as well as regional cigarette producers, fabric manufacturers, and other acetate fiber producers.

The Company's long history and experience in fibers markets are reflected in the Fibers segment's operating expertise, both within the Company and in support of its customers' processes. The Fibers segment's knowledge of the industry and of customers' processes allows it to assist its customers in maximizing their processing efficiencies, promoting repeat sales, and developing mutually beneficial, long-term customer relationships.

The Company's fully integrated fibers manufacturing process employs unique technology that allows it to use a broad range of high-purity wood pulps for which the Company has dependable sources of supply.

RISK FACTORS

In addition to factors described elsewhere in this Annual Report, the following are the material known factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements made in this Annual Report and elsewhere from time to time. See "Forward-Looking Statements". The risks described below should be carefully considered, some of which have manifested and any of which may occur in the future, in addition to the other information contained in this Annual Report, before making an investment decision with respect to any of the Company's securities. The following risk factors are not necessarily presented in the order of importance. In addition, there may be other factors not currently known to the Company, which could, in the future, materially adversely affect the Company, its business, financial condition, or results of operations. This and other related disclosures made by the Company in this Annual Report, and elsewhere from time to time represent management's best judgment as of the date the information is given. The Company does not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public Company disclosures (such as in filings with the Securities and Exchange Commission, in Company press releases, or in other public Company presentations) on related subjects.

Risks Related to Global Economy and Industry Conditions

Continued uncertain conditions in the global economy, labor market, and financial markets could negatively impact the Company.

The Company's business and operating results were impacted by the last global recession, and its related impacts, such as the credit market crisis, declining consumer and business confidence, fluctuating commodity prices, volatile exchange rates, and other challenges that impacted the global economy. Similarly, as a company which operates and sells products worldwide, uncertainty in the global economy, labor market, and capital markets (including impacts from inflation, higher interest rates, and subsequent changes and disruptions in business, political, and economic conditions) have impacted and may adversely impact demand for and the costs of certain Eastman products and accordingly results of operations, and may adversely impact the Company's financial condition and cash flows and ability to access the credit and capital markets under attractive rates and terms and negatively impact the Company's liquidity or ability to pursue certain growth initiatives.

In addition, the Federal Reserve in the U.S. and other central banks in various countries have raised interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world.

Volatility in costs for strategic raw material and energy commodities or disruption in the supply and transportation of these commodities and in transportation of company products could adversely impact the Company's financial results.

Eastman is reliant on certain strategic raw material and energy commodities for its operations and utilizes certain risk management tools to mitigate market fluctuations in raw material and energy costs. The cost and availability of these raw materials and energy commodities can be adversely impacted by factors such as business and economic conditions, anomalous severe weather events, natural disasters, global pandemics, plant interruptions, supply chain and transportation disruptions, changes in laws or regulations, levels of unemployment and inflation, currency exchange rates, higher interest rates, war or other outbreak of hostilities or terrorism (such as the ongoing Russia/Ukraine and Middle East conflicts), and breakdown or degradation of transportation and supply chain infrastructure.

Inflationary pressures affecting the general economy, energy markets, and certain raw materials have increased the Company's operating costs. While the Company has undertaken efforts to offset many of these costs through various pricing actions, these risk mitigation measures do not eliminate all exposure to market fluctuations. In addition to these inflationary pressures, the Company has experienced certain supply chain challenges impacting its ability to secure certain raw materials and timely distribute products to customers. To mitigate the effects of these and other supply chain disruptions, the Company has implemented multifaceted sourcing, warehousing, and delivery strategies to focus on building resilient and redundant supply positions, and minimizing disruptions to customers by using alternate shipping methods to expedite delivery times. The Company's geographic footprint has also helped reduce exposure to localized risks.

Prolonged periods of heightened inflation or supply chain disruptions could have a material, adverse impact on the Company's financial performance and results of operations.

The Company's substantial global operations subject it to risks of doing business in other countries which could adversely impact its business, financial condition, and results of operations.

More than half of Eastman's sales for 2023 were to customers outside of North America. The Company expects sales from international markets to continue to represent a significant portion of its sales. Also, a significant portion of the Company's manufacturing capacity is located outside of the United States. Accordingly, the Company's business is subject to risks related to the differing legal, political, cultural, social and regulatory requirements, and economic conditions of many jurisdictions. Fluctuations in exchange rates may impact product demand and may adversely impact the profitability in U.S. dollars of products and services provided in foreign countries.

The U.S. and foreign countries may also adopt or increase restrictions on foreign trade or investment, including currency exchange controls, tariffs or other taxes, or limitations on imports or exports (including recent and proposed changes in U.S. trade policy and resulting retaliatory actions by other countries, including China, which have recently reduced and which may increasingly reduce demand for and increase costs of impacted products or result in U.S.-based trade counterparties limiting trade with U.S.-based companies or non-U.S. customers limiting their purchases from U.S.-based companies). Certain legal and political risks are also inherent in the operation of a company with Eastman's global scope. For example, it may be more difficult for Eastman to enforce its agreements or collect receivables through foreign legal systems. There is also a risk that foreign governments may nationalize private enterprises in certain countries where Eastman operates. Also, changes in general economic and political conditions in countries where Eastman operates are a risk to the Company's financial performance. As Eastman continues to operate its business globally, its success will depend, in part, on its ability to anticipate and effectively manage and mitigate these and other related risks. There can be no assurance that the consequences of these and other factors relating to its multinational operations will not have an adverse impact on Eastman's business, financial condition, or results of operations.

Risks Related to the Company's Business and Strategy

The Company's business is subject to operating risks common to chemical and specialty materials manufacturing businesses, any of which could disrupt manufacturing operations or related infrastructure and adversely impact results of operations.

As a global specialty materials company, Eastman's business is subject to operating risks common to chemical manufacturing, storage, handling, and transportation, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation and supply chain interruptions, remediation, chemical spills, and discharges or releases of toxic or hazardous substances or gases. Significant limitation on the Company's ability to manufacture products due to disruption of manufacturing operations or related infrastructure could have a material adverse impact on the Company's sales revenue, costs, results of operations, credit ratings, and financial condition. Disruptions could occur due to internal factors such as computer or equipment malfunction (accidental or intentional), operator error, or process failures; or external factors such as supply chain disruption, computer or equipment malfunction at third-party service providers, natural disasters, changes in laws or regulations, war or other outbreak of hostilities or terrorism, cyber-attacks, or breakdown or degradation of transportation and supply chain infrastructure used for delivery of supplies to the Company or for delivery of products to customers. Unplanned disruptions of manufacturing operations or related infrastructure could be significant in scale and could negatively impact operations, neighbors, and the environment, and could have a negative impact on the Company's results of operations.

The Company is subject to operating risks related to its information technology infrastructure, including service interruptions, data corruption, cyber-based attacks or network security incidents, which could cause operations to be disrupted, product manufacturing to be delayed or data confidentiality to be impaired.

Eastman depends on information technology ("IT") to enable the Company to operate safely, interface with employees, vendors and customers, and maintain its internal control environment. The Company's IT systems are maintained with a risk-based approach for the implementation of security protocols, system updates, employee training, and engagement of external experts. Eastman's risk-based approach is integrated with the Company's overall risk management strategy. Eastman's IT capabilities are delivered through a combination of internal and external services and service providers.

Despite the Company's efforts to mitigate cybersecurity risk, its business may be impacted by system shutdowns, service disruptions, or cybersecurity incidents. Such an incident could result in unauthorized access or disclosure of confidential or personal information, and loss of trade secrets and intellectual property. In addition, the Company may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to the Company, its current or former employees, customers, or suppliers, and may become exposed to legal action, governmental investigations, enforcement actions and regulatory fines. The Company may also be required to spend additional resources to restore systems or repair damage caused by a cybersecurity incident. These risks may also be present for the Company's joint venture partners, suppliers, or acquired businesses.

The Company has been in the past, and likely will be in the future, subject to cyber-attacks related to its information systems. Although none of the previous cyber-attacks have had a material adverse impact on the Company's operations or financial results, no assurances can be provided that any future disruptions due to these, or other, circumstances will not have such an impact.

Growth initiatives may not achieve desired business or financial objectives and may require significant resources in addition to or different from those available or in excess of those estimated or budgeted for such initiatives.

Eastman continues to identify and pursue growth opportunities through both organic and inorganic initiatives, such as Eastman's sustainable innovation initiatives, which aim to develop a more "circular economy." These and other growth opportunities include development and commercialization or licensing of innovative new products and technologies, expansion into new markets and geographic regions through, among other means, alliances, ventures, and acquisitions that complement and extend the Company's portfolio of businesses and capabilities. Such initiatives are necessarily constrained by availability and development of additional resources.

There can be no assurance that such innovation, development and commercialization or licensing efforts, investments, or acquisitions and alliances (including integration of acquired businesses) will receive necessary governmental or regulatory approvals, or result in financially successful commercialization of products, or acceptance by existing or new customers, or successful entry into new markets or otherwise achieve their underlying strategic business objectives or that they will be beneficial to the Company's results of operations. There also can be no assurance that capital projects for growth efforts can be completed within the time or at the costs projected due to, among other things, demand for and availability of construction materials and labor, obtaining regulatory approvals and operating permits, and reaching agreement on terms of key agreements and arrangements with potential suppliers and customers. Any such delays or cost overruns or the inability to obtain such approvals or to reach such agreements on acceptable terms could negatively impact the returns from any proposed or current investments and projects.

The Company is the subject of various legal proceedings, and may be subject to future claims, that could have a material adverse effect on the business, financial condition, and results of operations.

From time to time, Eastman is involved in various legal proceedings or other commercial disputes and other legal and regulatory proceedings relating to its business. Due to the inherent uncertainties of litigation, commercial disputes, or other legal or regulatory proceedings, management cannot accurately predict their ultimate outcome, including the outcome of any related appeals. Although management establishes reserves based on the assessment of contingencies related to legal claims asserted against the Company, subsequent developments may affect our assessment and estimates of the loss contingency recorded as a reserve and require payments in excess of the Company's reserves, which could have an adverse effect on Eastman's business, financial conditions, and results of operations. Although the Company maintains liability insurance coverage, potential litigation claims could be excluded, limited by self-insured retentions, or exceed coverage limits under the terms of our insurance policies.

If Eastman is unable to protect its intellectual property rights, the Company's competitive position, financial condition, and results of operations could be adversely impacted.

Eastman relies on its intellectual property rights both in the U.S. and in foreign countries, including patents, trade secrets, trademarks, trade names, and copyrights to protect its investment in research and development and its competitive commercial positions in manufacturing and branding its products. Because of the differences in foreign trademark, patent, and other laws concerning intellectual property rights, the intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S., which could result in inconsistent protection or loss of valuable intellectual property rights in some countries. If the Company is not successful in protecting its intellectual property rights, Eastman's business, financial condition, and results of operations may be adversely affected.

Significant acquisitions or divestitures could expose the Company to risks and uncertainties, the occurrence of any of which could materially adversely affect the Company's business, financial condition, and results of operations.

While acquisitions and divestitures have been and continue to be a part of Eastman's strategy, acquisitions of large companies and acquisitions or divestitures of businesses subject the Company to a number of risks and uncertainties, the occurrence of any of which could have a material adverse effect on Eastman. These include, but are not limited to, the possibility that the actual and projected future financial performance of the acquired or remaining business may be significantly worse than expected. In the case of an acquired business and as reported in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates – Impairment of Long-Lived Assets - Goodwill" this Annual Report, the carrying values of goodwill, indefinite-lived intangible assets, and certain assets from acquisitions may, as has been the case for certain acquired assets, be impaired resulting in non-cash charges to future earnings. In the case of a divested business, the divestiture could reduce Eastman's revenue and, potentially, margins and increase its costs and liabilities in the form of transition costs and retained liabilities from the operations divested, including environmental liabilities.

If Eastman were to incur significant additional indebtedness, it may constrain the Company's ability to access the credit and capital markets at attractive interest rates and favorable terms, which may negatively impact the Company's liquidity or ability to pursue certain growth initiatives. The Company also may not be able to achieve the cost, revenue, tax, or other "synergies" expected from any acquisition, or that there may be delays in achieving any such synergies. In addition, management's time and effort may be dedicated to the integration of the new business or specific assets or product lines or separation of the divested business or specific assets or product lines resulting in a loss of focus on the successful operation of the Company's legacy businesses. The Company also may be required to expend significant additional resources in order to integrate any acquired business or specific assets or product lines into Eastman or separate any divested business or specific assets or product lines from Eastman. As such, the integration or separation efforts may not achieve the expected benefits.

The Company may be subject to indemnity claims relating to properties or businesses it has divested.

In connection with the sale of certain properties and businesses, Eastman has agreed to indemnify the purchasers of such properties for certain types of matters, including unknown contingent liabilities for environmental matters or tax liabilities. With respect to environmental matters, the discovery of contamination arising from properties that the Company has divested may expose it to indemnity obligations under the sale agreements with the buyers of such properties or cleanup obligations and other damages under applicable environmental laws. Eastman may not have insurance coverage for such indemnity obligations or cash flows to make such indemnity or other payments.

Certain agreements by which the Company has acquired companies require the former owners to indemnify Eastman against certain liabilities related to the operation of those companies prior to Eastman's acquisition. Similarly, the purchasers of the Company's disposed operations may, from time to time, agree to indemnify it for operations of such businesses after the closing. There can be no assurance that the indemnity agreements will be sufficient to protect Eastman against the full amount of any liabilities that may arise, or that the indemnitors will be able to fully satisfy their indemnification obligations. The failure to receive amounts for which Eastman is entitled to indemnification could adversely affect Eastman's financial condition and results of operations.

Failure to attract and retain talented personnel could adversely affect the Company's ability to compete and achieve its strategic objectives.

Eastman's future success in achieving its performance and growth goals depends on its ability to attract, retain, develop and motivate highly skilled personnel. The Company has experienced, and continues to experience, an increasingly competitive hiring environment for skilled employees at its manufacturing and other sites, which has generally increased the cost of hiring or retaining talented employees essential to its success. In addition, effective succession planning is paramount to its long-term success. It is critical that Eastman identifies and develops succession candidates for senior management and other key positions throughout the organization. Failure to timely identify and develop succession candidates heightens the risk associated with the unexpected departure of key employees. Eastman's inability to ensure effective transfer of knowledge and transitions involving key employees could adversely impact its strategic planning and execution, which could adversely affect Eastman's business, financial condition, and results of operations.

Risks Related to Regulatory Changes and Compliance

Legislative, regulatory, or voluntary actions could increase the Company's future health, safety, and environmental compliance costs.

Eastman, its facilities, and its businesses are subject to complex health, safety, and environmental laws, regulations, and related voluntary actions, both in the U.S. and internationally, which require and will continue to require significant expenditures to remain in compliance with such laws, regulations, and voluntary actions. The Company's manufacturing activities, both inside and outside of the U.S., are subject to regulation by various federal, state, local and foreign laws, regulations, rules and government agencies concerning, among other things, air emissions, discharges to land and water, and the generation, handling, treatment, and disposal of hazardous waste and other materials. Actual or alleged violations of environmental, health or safety laws and regulations could result in restrictions or prohibitions on manufacturing operations as well as substantial damages, penalties, fines, civil or criminal sanctions and remediation costs. Eastman has incurred, and will continue to incur, significant costs and capital expenditures to comply with these laws and regulations, which may adversely impact its business and financial results. Future developments and more stringent environmental regulations may require the Company to make significant expenditures for environmental protection equipment, compliance, and remediation.

The Company's accruals for such costs and associated liabilities are subject to changes in estimates on which the accruals are based. For example, any amount accrued for environmental matters reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number of and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, chemical control regulations and actions, and testing requirements could result in higher costs.

Financial, regulatory, physical and transition risks associated with climate change could materially adversely affect the Company's business, financial condition, and results of operations.

Extreme weather events linked to climate change, including hurricanes and other storms, flooding, extreme heat and drought, create physical risks to Eastman's manufacturing operations, as well as those of its key suppliers, which could result in operating disruptions and additional costs. While the Company's sustainability and "circular economy" innovation initiatives are sources of competitive strength, future changes in legislation and regulation and related voluntary actions associated with physical impacts of climate change may increase the likelihood that the Company's manufacturing facilities will in the future be impacted by carbon requirements, regulation of greenhouse gas emissions, and energy policy. In addition, such changes may require additional capital expenditures, increase costs or limit the supply of raw materials and energy choices, and result in other direct and indirect compliance or other costs. Such changes could also result in decreased demand for products related to carbon-based energy sources or increased demand for goods that result in lower emissions than competing products.

Changes in tax laws, regulations or treaties or adverse determinations by taxing or other governmental authorities could increase the Company's tax liabilities or otherwise affect its business, financial condition or results of operations.

The multinational nature of Eastman's business subjects it to taxation in the United States and other foreign jurisdictions. Changes to income tax laws and regulations or in the interpretation of such laws in any of the jurisdictions in which it operates, or the unfavorable resolution of tax matters could significantly increase the Company's effective tax rate and adversely impact its financial condition or results of operations. Eastman could also be affected by, among other things, changes in the mix of earnings in countries with differing statutory tax rates, expirations of tax holidays, changes in the valuation of deferred tax assets and liabilities, and changes in liabilities for uncertain tax positions. In addition, the U.S. and foreign countries may impose additional taxes or otherwise tax Eastman's income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates - Income Taxes" in this Annual Report. For example, the Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum tax. Several jurisdictions in which Eastman operates have enacted laws effective January 1, 2024, consistent with the OECD's framework. While details around the global minimum tax in each jurisdiction are uncertain, the Company may experience an increase in tax obligations in jurisdictions it conducts business.

The Company's insurance may not fully cover all potential exposures.

Eastman maintains property, casualty, business interruption, and other insurance, but coverage limits may not be sufficient to cover all risks associated with the hazards of its business. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. In addition, from time to time, various types of insurance for specialty chemical companies have not been available on commercially acceptable terms or, in some cases, have not been available at all. For some risks, the Company may elect not to obtain insurance but instead self-insure. Losses and liabilities from uninsured or underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on Eastman's business, financial condition, and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is based upon the consolidated financial statements of Eastman Chemical Company ("Eastman" or the "Company"), which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), and should be read in conjunction with the Company's consolidated financial statements and related notes, included elsewhere in this Annual Report. All references to earnings per share ("EPS") contained in this report are to diluted EPS unless otherwise noted. EBIT is the GAAP measure earnings before interest and taxes.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements in conformity with GAAP, management must make decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, sales revenue and expenses, fair value of disposal groups, and related disclosure of contingent assets and liabilities. On an ongoing basis, Eastman evaluates its estimates, including those related to impairment of long-lived assets, environmental costs, pension and other postretirement benefits, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the critical accounting estimates described below are the most important to the fair presentation of the Company's financial condition and results. These estimates require management's most significant judgments in the preparation of the Company's consolidated financial statements.

Impairment of Long-Lived Assets

Definite-lived Assets

Properties and equipment and definite-lived intangible assets to be held and used by Eastman are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of properties and equipment and the review of definite-lived intangible assets is performed at the asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying amount is not considered to be recoverable, an analysis of potential impairment is triggered. An impairment is recognized for the excess of the carrying amount of the asset over the estimated fair value. The Company's assumptions to estimate cash flows in the evaluation of impairment related to long-lived assets are subject to change and impairments may be required in the future. If estimates of fair value less costs to sell are decreased, the carrying amount of the related asset is reduced, resulting in a charge to earnings.

Goodwill

Goodwill is an asset determined as the residual of the purchase price over the fair value of identified assets and liabilities acquired in a business combination. Eastman conducts testing of goodwill for impairment annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The testing of goodwill is performed at the "reporting unit" level which the Company has determined to be its "components". Components are defined as an operating segment or one level below an operating segment, and in order to be a reporting unit, the component must 1) be a "business" as defined by applicable accounting standards (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to the investors or other owners, members, or participants); 2) have discrete financial information available; and 3) be reviewed regularly by Company operating segment management. The Company aggregates certain components into reporting units based on economic similarities.

An impairment is recognized when the reporting unit's estimated fair value is less than its carrying value. The Company elected to perform a qualitative impairment assessment of goodwill in 2023. The qualitative assessment identified three reporting units where a quantitative assessment was needed to confirm that goodwill was not impaired. For those reporting units, the Company used an income approach, specifically a discounted cash flow model, in testing the carrying value of goodwill for each reporting unit for impairment. Key assumptions and estimates used in the Company's 2023 goodwill impairment testing included projections of revenues and EBIT determined using the Company's annual multi-year strategic plan, the estimated weighted average cost of capital ("WACC"), and a projected long-term growth rate. The Company believes these assumptions are consistent with those a hypothetical market participant would use given circumstances that were present at the time the estimates were made. However, actual results and amounts may be significantly different from the Company's estimates. In addition, the use of different estimates or assumptions could result in materially different estimated fair values of reporting units. The WACC is calculated incorporating weighted average returns on debt and equity from market participants. Therefore, changes in the market, which are beyond the control of the Company, may have an impact on future estimates of fair value.

The Company had $3.6 billion of goodwill as of December 31, 2023. As a result of the goodwill impairment testing performed during fourth quarter 2023, fair values were determined to exceed the carrying values for each reporting unit tested. Declines in market conditions or forecasted revenue and EBIT could result in a future impairment of goodwill.

Indefinite-lived Intangible Assets

Indefinite-lived intangible assets, consisting primarily of tradenames, are tested for potential impairment by comparing the estimated fair value to the carrying amount. The Company elected to perform a qualitative impairment assessment of indefinite-lived intangible assets in 2023. The qualitative assessment did not identify indicators of impairment, and it was determined that it is more likely than not the fair value of indefinite-lived intangible assets was greater than their carrying value. When a quantitative impairment assessment is performed, the Company uses an income approach, specifically the relief from royalty method, to test indefinite-lived intangible assets for potential impairment. The estimated fair value of tradenames is determined based on projections of revenue and an assumed royalty rate savings, discounted by the calculated market participant WACC plus a risk premium. The Company had $357 million in indefinite-lived intangible assets at December 31, 2023. There was no impairment of the Company's indefinite-lived intangible assets as a result of the tests performed during fourth quarter 2023. Declines in market conditions or forecasted revenue could result in impairment of indefinite-lived intangible assets.

The Company will continue to monitor both goodwill and indefinite-lived intangible assets for any indication of events which might require additional testing before the next annual impairment test and could result in material impairment charges.

For additional information related to impairment of long-lived assets, see Note 1, "Significant Accounting Policies", Note 4, "Properties and Accumulated Depreciation", Note 5, "Goodwill and Other Intangible Assets", and Note 16, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Environmental Costs

Eastman recognizes environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company recognizes the minimum undiscounted amount. This undiscounted amount reflects liabilities expected to be paid within approximately 30 years and the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs. Estimated future environmental expenditures for undiscounted remediation costs ranged from the best estimate or minimum of $252 million to the maximum of $497 million at December 31, 2023. The best estimate or minimum estimated future environmental expenditures are considered to be probable and reasonably estimable and include the amounts recognized at December 31, 2023.

For additional information, see Note 13, "Environmental Matters and Asset Retirement Obligations", to the Company's consolidated financial statements in this Annual Report.

Pension and Other Postretirement Benefits

Eastman maintains defined benefit pension and other postretirement benefit plans that provide eligible employees with retirement benefits. The estimated amounts of the costs and obligations related to these benefits primarily reflect the Company's assumptions related to discount rates and expected return on plan assets. For the Company's U.S. and non-U.S. defined benefit pension plans, the Company assumed weighted average discount rates of 5.22 percent and 3.83 percent, respectively, and weighted average expected returns on plan assets of 7.50 percent and 4.74 percent, respectively, at December 31, 2023. The Company assumed a weighted average discount rate of 5.21 percent for its other postretirement benefit plans at December 31, 2023. The estimated cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

The projected benefit obligation as of December 31, 2023 and expense for 2024 are affected by year-end 2023 assumptions. The following table illustrates the sensitivity to changes in the Company's long-term assumptions in the assumed discount rate and expected return on plan assets for all pension and other postretirement benefit plans. The sensitivities below are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.

Change in Assumption	Impact on 2024 Pre-tax Benefits Expense (Excludes mark-to-market impact) for Pension Plans	Impact on December 31, 2023 Projected Benefit Obligation for Pension Plans		Impact on 2024 Pre-tax Benefits Expense (Excludes mark-to-market impact) for Other Postretirement Benefit Plans	Impact on December 31, 2023 Benefit Obligation for Other Postretirement Benefit Plans
		U.S.	Non-U.S.		
25 basis point decrease in discount rate	$-1 Million	$+31 Million	$+25 Million	$-1 Million	$+10 Million
25 basis point increase in discount rate	$+1 Million	$-30 Million	$-23 Million	$+1 Million	$-9 Million
25 basis point decrease in expected return on plan assets	$+4 Million	No Impact	No Impact	<+$0.5 Million	No Impact
25 basis point increase in expected return on plan assets	$-4 Million	No Impact	No Impact	<-$0.5 Million	No Impact

The assumed discount rate and expected return on plan assets used to calculate the Company's pension and other postretirement benefit obligations are established each December 31. The assumed discount rate is based upon a portfolio of high-grade corporate bonds, which are used to develop a yield curve. This yield curve is applied to the expected cash flows of the pension and other postretirement benefit obligations. Because future health care benefits under the U.S. benefit plan have been fixed at a certain contribution amount, changes in the health care cost trend assumptions do not have a material impact on results of operations. The expected return on plan assets is based upon prior performance and the long-term expected returns in the markets in which the plans invest their funds, primarily in U.S. and non-U.S. fixed income securities, U.S. and non-U.S. public equity securities, private equity, and real estate. Moreover, the expected return on plan assets is a long-term assumption and on average is expected to approximate the actual return on plan assets. Actual returns will be subject to year-to-year variances and could vary materially from assumptions.

The Company calculates service and interest cost components of net periodic benefit costs for its significant defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve to the plans' projected cash flows. This cost approach does not affect the measurement of the total benefit obligation or the annual net periodic benefit cost or credit of the plans because the change in the service and interest costs will be offset in the mark-to-market ("MTM") actuarial gain or loss. The MTM gain or loss, as described in the next paragraph, is typically recognized in the fourth quarter of each year or in any other quarters in which an interim remeasurement is triggered.

The Company uses fair value accounting for plan assets. If actual experience differs from actuarial assumptions, primarily discount rates and long-term assumptions for asset returns which were used in determining the current year expense, the difference is recognized as part of the MTM net gain or loss in fourth quarter each year, and any other quarter in which an interim remeasurement is triggered. See the calculation of the MTM pension and other post-retirement benefits (gain) loss table below in "NON-GAAP FINANCIAL MEASURES - Non-GAAP Financial Measures - Non-Core and Unusual Items Excluded from Earnings".

While changes in obligations do not correspond directly to cash funding requirements, it is an indication of the amount the Company will be required to contribute to the plans in future years. The amount and timing of such cash contributions is dependent upon interest rates, actual returns on plan assets, retirements, attrition rates of employees, and other factors.

For further information regarding pension and other postretirement benefit obligations, see Note 11, "Retirement Plans", to the Company's consolidated financial statements in this Annual Report.

Income Taxes

Amounts of deferred tax assets and liabilities on Eastman's Consolidated Statements of Financial Position are based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize deferred tax assets is evaluated through the forecasting of taxable income, using historical and projected future operating results, the reversal of existing temporary differences, and the availability of tax planning opportunities. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In the event that the actual outcome of future tax consequences differs from management estimates and assumptions, the resulting change to the provision for income taxes could have a material impact on the consolidated results of operations and statements of financial position. As of December 31, 2023, valuation allowances of $183 million have been provided against the deferred tax assets.

The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations, which are subject to legal interpretation and management judgment. Eastman's income tax returns are regularly examined by federal, state and foreign tax authorities, and those audits may result in proposed adjustments which could result in additional income tax liabilities and income tax expense. Income tax expense could be materially impacted to the extent the Company prevails in a tax position, when the statute of limitations expires for a tax position for which there is an established liability for unrecognized tax benefits, or to the extent payments are required in excess of the established liability for unrecognized tax benefits.

For further information, see Note 8, "Income Taxes", to the Company's consolidated financial statements in this Annual Report.

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures, and the accompanying reconciliations of the non-GAAP financial measures to the most comparable GAAP measures, are presented below in this section and in "Overview", "Results of Operations", "Summary by Operating Segment", and "Liquidity and Other Financial Information - Cash Flows" in this MD&A.

Management discloses non-GAAP financial measures, and the related reconciliations to the most comparable GAAP financial measures, because it believes investors use these metrics in evaluating longer term period-over-period performance, and to allow investors to better understand and evaluate the information used by management to assess the Company's and its operating segments' performances, make resource allocation decisions, and evaluate organizational and individual performances in determining certain performance-based compensation. Non-GAAP financial measures do not have definitions under GAAP, and may be defined differently by, and not be comparable to, similarly titled measures used by other companies. As a result, management cautions investors not to place undue reliance on any non-GAAP financial measure, but to consider such measures alongside the most directly comparable GAAP financial measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Use of Non-GAAP Financial Measures

Non-Core Items and any Unusual or Non-Recurring Items Excluded from Non-GAAP Earnings

In addition to evaluating Eastman's financial condition, results of operations, liquidity, and cash flows as reported in accordance with GAAP, management evaluates Company and operating segment performance, and makes resource allocation and performance evaluation decisions, excluding the effect of transactions, costs, and losses or gains that do not directly result from Eastman's normal, or "core", business and operations, or are otherwise of an unusual or non-recurring nature.

- Non-core transactions, costs, and losses or gains relate to, among other things, cost reductions, growth and profitability improvement initiatives, changes in businesses and assets, and other events outside of core business operations, and have included asset impairments and restructuring charges and gains, costs of and related to acquisitions, gains and losses from and costs related to dispositions, closure, or shutdowns of businesses or assets, financing transaction costs, environmental costs related to previously divested businesses or non-operational sites and product lines, and mark-to-market losses or gains for pension and other postretirement benefit plans.

- In 2023, the Company recognized unusual insurance proceeds, net of costs, and in 2022, the Company recognized unusual costs, net of insurance proceeds, from the previously reported January 31, 2022 operational incident at its Kingsport site as a result of a steam line failure (the "steam line incident"). Management considered the operational incident unusual because of the Company's operational and safety history and the magnitude of the unplanned disruption.

Because non-core, unusual, or non-recurring transactions, costs, and losses or gains may materially affect the Company's, or any particular operating segment's, financial condition or results in a specific period in which they are recognized, management believes it is appropriate to evaluate the financial measures prepared and calculated in accordance with both GAAP and the related non-GAAP financial measures excluding the effect on the Company's results of these non-core, unusual, or non-recurring items. In addition to using such measures to evaluate results in a specific period, management evaluates such non-GAAP measures, and believes that investors may also evaluate such measures, because such measures may provide more complete and consistent comparisons of the Company's, and its segments', operational performance on a period-over-period historical basis and, as a result, provide a better indication of expected future trends.

Non-GAAP Debt Measure

Eastman from time to time evaluates and discloses to investors and securities and credit analysts the non-GAAP debt measure "net debt", which management defines as total borrowings less cash and cash equivalents. Management believes this metric is useful to investors and securities and credit analysts to provide them with information similar to that used by management in evaluating the Company's overall financial position, liquidity, and leverage and because management believes investors, securities analysts, credit analysts and rating agencies, and lenders often use a similar measure to assess and compare companies' relative financial position and liquidity.

Non-GAAP Measures in this Annual Report

The following non-core items are excluded by management in its evaluation of certain earnings results in this Annual Report:

- Asset impairments and restructuring charges, net;
- Mark-to-market pension and other postretirement benefit plans gains and losses resulting from the changes in discount rates and other actuarial assumptions and the difference between actual and expected returns on plan assets during the period;
- Environmental and other costs from previously divested or non-operational sites and product lines;
- Gains and losses, net on divested businesses and transaction costs;
- Adjustments to contingent considerations; and
- Accelerated depreciation resulting from the closure of a manufacturing facility.

The following unusual item is excluded by management in its evaluation of certain earnings results in this Annual Report:

- Steam line incident (insurance proceeds) costs, net.

As described above, the alternative non-GAAP measure of debt, "net debt", is also presented in this Annual Report.

Non-GAAP Financial Measures - Non-Core and Unusual Items Excluded from Earnings

(Dollars in millions)	2023	2022
Non-core items impacting EBIT:		
Mark-to-market pension and other postretirement benefits loss, net	$ 53	$ 19
Asset impairments and restructuring charges, net	37	52
Environmental and other costs	13	15
Net (gain) loss on divested businesses and transaction costs	(323)	61
Adjustments to contingent considerations	—	(6)
Accelerated depreciation	23	—
Unusual item impacting EBIT:		
Steam line incident (insurance proceeds) costs, net	(8)	39
Total non-core and unusual items impacting EBIT	(205)	180
Less: Items impacting provision for income taxes:		
Tax effect for non-core and unusual items	(74)	(11)
Total items impacting provision for income taxes	(74)	(11)
Total items impacting net earnings attributable to Eastman	$ (131)	$ 191

Below is the calculation of the "Other components of post-employment (benefit) cost, net" that are not included in the above non-core item "mark-to-market pension and other postretirement benefits loss (gain), net" and that are included in the non-GAAP results.

(Dollars in millions)	2023	2022
Other components of post-employment (benefit) cost, net	$ 41	$ (101)
Service cost	30	36
Net periodic benefit (credit) cost	71	(65)
Less: Mark-to-market pension and other postretirement benefits loss, net	53	19
Components of post-employment (benefit) cost, net included in non-GAAP earnings measures	$ 18	$ (84)

Below is the calculation of the MTM pension and other post-retirement benefits (gain) loss disclosed above.

(Dollars in millions)	2023		2022	
Actual return and percentage of return on assets	$ 140	7 %	$ (582)	(23)%
Less: expected return on assets	114	6 %	163	6 %
Mark-to-market gain (loss) on assets	26		(745)	
Actuarial (loss) gain [1]	(79)		719	
Curtailment gain [2]	—		7	
Total mark-to-market (loss) gain	$ (53)		$ (19)	
Global weighted-average assumed discount rate for year ended December 31:	4.87 %		5.27 %	

[1] Actuarial (loss) gain resulted primarily from the change in discount rates from the prior year and changes in other actuarial assumptions.

[2] Curtailment gain in a Non U.S. pension plan was triggered by the sale of the adhesives resins business. The Company retained certain plan participants while the status of the participants changed. The curtailment includes $3 million reduction in the pension benefit obligation and $4 million of prior service credits recognized.

For more detail about MTM pension and other postretirement benefit plans net gains and losses, including actual and expected return on plan assets and the components of the net gain or loss, see "Critical Accounting Estimates - Pension and Other Postretirement Benefits" above, and Note 11, "Retirement Plans", "Summary of Changes - Actuarial (gain) loss, Actual return on plan assets, and Reserve for third party contributions", and "Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income - Mark-to-market pension and other postretirement benefits (gain) loss, net" to the Company's consolidated financial statements in this Annual Report.

This MD&A includes the effect of the foregoing on the following GAAP financial measures:

- Gross profit,
- Selling, general and administrative ("SG&A") expenses,
- Other components of post-employment (benefit) cost, net,
- Other (income) charges, net,
- EBIT,
- Provision for income taxes,
- Net earnings attributable to Eastman,
- Diluted EPS, and
- Total borrowings.

Other Non-GAAP Financial Measures

Adjusted Tax Rate and Provision for Income Taxes

In interim periods, Eastman discloses non-GAAP earnings with an adjusted effective tax rate and a resulting adjusted provision for income taxes using the Company's forecasted tax rate for the full year as of the end of the interim period. The adjusted effective tax rate and resulting adjusted provision for income taxes are equal to the Company's projected full year effective tax rate and provision for income taxes on earnings excluding non-core, unusual, or non-recurring items for completed periods. The adjusted effective tax rate and resulting adjusted provision for income taxes may fluctuate during the year for changes in events and circumstances that change the Company's forecasted annual effective tax rate and resulting provision for income taxes excluding non-core, unusual, or non-recurring items. Management discloses this adjusted effective tax rate, and the related reconciliation to the GAAP effective tax rate, to provide investors more consistent comparisons of the Company's operational performance on a period-over-period interim basis and on the same basis as management evaluates quarterly financial results to provide a better indication of expected full year results.

Alternative Non-GAAP Cash Flow Measures

In addition to the non-GAAP measures presented in this Annual Report and other periodic reports, management may occasionally evaluate and disclose to investors and securities analysts the non-GAAP measure cash provided by or used in operating activities excluding certain non-core, unusual, or non-recurring sources or uses of cash or including cash from or used by activities that are managed as part of core business operations ("adjusted cash provided by or used in operating activities") when analyzing, among other things, business performance, liquidity and financial position, and performance-based compensation. Management has used this non-GAAP measure in conjunction with the GAAP measure cash provided by or used in operating activities because it believes it is an appropriate metric to evaluate the cash flows from Eastman's core operations that are available for organic and inorganic growth initiatives and because it allows for a more consistent period-over-period presentation of such amounts. In its evaluation, management generally excludes the impact of certain non-core and unusual activities and decisions of management that it considers not core, ongoing components of operations and the decisions to undertake or not to undertake such activities may be made irrespective of the cash generated from operations, and generally includes cash from or used in activities that are managed as operating activities and in business operating decisions. Management has disclosed this non-GAAP measure and the related reconciliation to investors, securities analysts, credit analysts and rating agencies, and lenders to allow them to better understand and evaluate the information used by management in its decision-making processes and because management believes investors and securities analysts use similar measures to assess Company performance, liquidity, and financial position over multiple periods and to compare these with other companies.

From time to time, Eastman may evaluate and disclose to investors and securities analysts an alternative non-GAAP measure of "free cash flow", which management defines as net cash provided by or used in operating activities less the amount of net capital expenditures (typically the GAAP measure additions to properties and equipment). In addition, Eastman may disclose to investors and securities analysts an alternative non-GAAP measure of "free cash flow yield", which management defines as annual free cash flow divided by the Company's market capitalization, and "free cash flow conversion", which management defines as annual free cash flow divided by adjusted net income. Management believes these metrics can be useful to investors and securities analysts in comparing cash flow generation with that of peer and other companies.

Alternative Non-GAAP Earnings Measures

From time to time, Eastman may also disclose to investors and securities analysts the non-GAAP earnings measures "Adjusted EBIT Margin", "Adjusted EBITDA", "Adjusted EBITDA Margin", "Return on Invested Capital" (or "ROIC"), and "Adjusted ROIC". Management defines Adjusted EBIT Margin as the GAAP measure EBIT adjusted to exclude the same non-core, unusual, or non-recurring items as are excluded from the Company's other non-GAAP earnings measures for the same periods divided by the GAAP measure sales revenue in the Company's Consolidated Statement of Earnings, Comprehensive Income and Retained Earnings for the same periods. Adjusted EBITDA is EBITDA (net earnings before interest, taxes, depreciation and amortization) adjusted to exclude the same non-core, unusual, or non-recurring items as are excluded from the Company's other non-GAAP earnings measures for the same periods. Adjusted EBITDA Margin is Adjusted EBITDA divided by the GAAP measure sales revenue in the Company's Consolidated Statement of Earnings, Comprehensive Income and Retained Earnings for the same periods. Management defines ROIC as net earnings plus interest expense after tax divided by average total borrowings plus average stockholders' equity for the periods presented, each derived from the GAAP measures in the Company's financial statements for the periods presented. Adjusted ROIC is ROIC adjusted to exclude from net earnings the same non-core, unusual, or non-recurring items as are excluded from the Company's other non-GAAP earnings measures for the same periods. Management believes that Adjusted EBIT Margin, Adjusted EBITDA, Adjusted EBITDA Margin, ROIC, and Adjusted ROIC are useful as supplemental measures in evaluating the performance of and returns from Eastman's operating businesses, and from time to time uses such measures in internal performance calculations. Further, management understands that investors and securities analysts often use similar measures of Adjusted EBIT Margin, Adjusted EBITDA, Adjusted EBITDA Margin, ROIC, and Adjusted ROIC to compare the results, returns, and value of the Company with those of peer and other companies.

OVERVIEW

Eastman's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. Eastman uses an innovation-driven growth model which consists of leveraging world class scalable technology platforms, delivering differentiated application development capabilities, and relentlessly engaging the market. The Company's world class technology platforms form the foundation of sustainable growth by differentiated products through significant scale advantages in research and development ("R&D") and advantaged global market access. Molecular recycling technologies continue to be an area of investment focus for the Company and extends the level of differentiation afforded by its world class technology platforms. Differentiated application development converts market complexity into opportunities for growth and accelerates innovation by enabling a deeper understanding of the value of Eastman's products and how they perform within customers' and end-user products. Key areas of application development include thermoplastic conversion, functional films, coatings formulations, textiles and nonwovens, and personal and home care formulations. The Company engages the market by working directly with customers and downstream users, targeting attractive niche markets, and leveraging disruptive macro trends. Management believes that these elements of the Company's innovation-driven growth model, combined with disciplined portfolio management and balanced capital deployment, will result in consistent, sustainable earnings growth and strong cash flow from operations.

Sales, EBIT, and EBIT excluding non-core and unusual items were as follows:

(Dollars in millions)		**2023**		**2022**
Sales	$	9,210	$	10,580
Earnings before interest and taxes		1,302		1,159
Earnings before interest and taxes excluding non-core and unusual items		1,097		1,339

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales revenue in 2023 compared to 2022 decreased primarily due to lower sales volume. Lower sales volume was primarily attributed to deceleration of demand and customer destocking across many key end-markets, partially offset by increased sales volume of premium products in the automotive end-market. Adjusted EBIT decreased in 2023 compared to 2022 primarily due to lower sales volume and higher manufacturing costs, attributed to lower capacity utilization resulting from actions to reduce inventory, higher pension expense, higher SG&A costs, primarily due to variable compensation costs, continued investment in the circular platform, and an unfavorable shift in foreign currency exchanges rates. These factors were partially offset by lower raw material and energy costs and distribution costs, net of lower selling prices.

On December 1, 2023, the Company completed the sale of its Texas City operations, which was reported in the CI segment ("Texas City Operations"). The sale excluded the plasticizer operations.

On April 1, 2022, the Company completed the sale of the adhesives resins business, which included hydrocarbon resins (including Eastman Impera™ tire resins), pure monomer resins, polyolefin polymers, rosins and dispersions, and oleochemical and fatty-acid based resins product lines, of its AFP segment ("adhesives resins").

On January 31, 2022, the Company had an incident at its Kingsport site as a result of a steam line failure (the "steam line incident"). Consistent with Eastman's safety processes, all manufacturing operations at the site were safely shut down following the incident. All impacted areas of the manufacturing facility were operational as of March 31, 2022. The primary impacted area was specialty copolyesters in the AM segment. The Fibers segment was also modestly impacted. Insurance proceeds of $8 million for 2023, and incremental costs, net of insurance proceeds, of $39 million for 2022, primarily related to the repair of damaged infrastructure, were excluded from the Company's adjusted EBIT.

For additional information on the sales of certain businesses and operations, see Note 2, "Divestitures", to the Company's consolidated financial statements in this Annual Report.

Discussion of sales revenue and EBIT changes is presented in "Results of Operations" and "Summary by Operating Segment" in this MD&A.

Net earnings and EPS and adjusted net earnings and EPS were as follows:

(Dollars in millions, except diluted EPS)	**2023**		**2022**	
	$	**EPS**	**$**	**EPS**
Net earnings attributable to Eastman	$ 894	$ 7.49	$ 793	$ 6.35
Total non-core and unusual items, net of tax	(131)	(1.09)	191	1.53
Net earnings attributable to Eastman excluding non-core and unusual items	$ 763	$ 6.40	$ 984	$ 7.88

The Company generated $1.4 billion and $1.0 billion of cash from operating activities in 2023 and 2022, respectively.

RESULTS OF OPERATIONS

Eastman's results of operations as presented in the Company's consolidated financial statements in this Annual Report are summarized and analyzed below.

Sales

(Dollars in millions)	**2023**	**2022**	**Change**
Sales	$ 9,210	$ 10,580	(13)%
Volume / product mix effect			(9)%
Price effect			(2)%
Exchange rate effect			— %
Divested business effect			(2)%

Sales revenue decreased as a result of decreases in the CI, AFP, and AM segments, partially offset by an increase in the Fibers segment. Further discussion by operating segments is presented in "Summary of Operating Segment" in this MD&A.

Gross Profit

(Dollars in millions)	2023	2022	Change
Gross profit	$ 2,061	$ 2,137	(4)%
Steam line incident (insurance proceeds) costs, net	(8)	39	
Accelerated depreciation	23	—	
Gross profit excluding non-core and unusual items	$ 2,076	$ 2,176	(5)%

Gross profit in 2023 included insurance proceeds and in 2022 included incremental costs, net of insurance proceeds, both from the steam line incident, and 2023 included accelerated depreciation resulting from the previously reported closure of an acetate yarn manufacturing facility in Europe in the Fibers segment.

Excluding these non-core and unusual items, gross profit decreased as a result of decreases in the CI, AFP, and AM segments, partially offset by an increase in the Fibers segment. Further discussion of sales revenue and EBIT changes is presented in "Summary by Operating Segment" in this MD&A.

Selling, General and Administrative Expenses

(Dollars in millions)	2023	2022	Change
Selling, general and administrative expenses	$ 727	$ 726	— %
Transaction costs	—	(18)	
Selling, general and administrative expenses excluding non-core item	$ 727	$ 708	3 %

SG&A expenses in 2022 included transaction costs for divested businesses. Excluding this non-core item, SG&A expense increased in 2023 compared to 2022 primarily as a result of higher variable compensation costs, partially offset by lower spend during 2023 of approximately 7 percent primarily due to cost reduction initiatives.

Research and Development Expenses

(Dollars in millions)	2023	2022	Change
Research and development expenses	$ 239	$ 264	(9)%

R&D expenses decreased in 2023 compared to 2022 primarily due to targeted cost reduction initiatives and increased focus on strategic growth programs.

Asset Impairments and Restructuring Charges, Net

(Dollars in millions)	2023	2022
Net loss on sale of previously impaired assets	$ —	$ 15
Severance charges	31	30
Site closure and other restructuring charges	6	7
Total	$ 37	$ 52

For detailed information regarding asset impairments and restructuring charges, net see Note 16, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Other Components of Post-employment (Benefit) Cost, Net

(Dollars in millions)	2023	2022	Change
Other components of post-employment (benefit) cost, net	$ 41	$ (101)	(141)%
Mark-to-market pension and other postretirement benefit loss, net	(53)	(19)	
Other components of post-employment (benefit) cost, net excluding non-core item	$ (12)	$ (120)	(90)%

For more information regarding "Other components of post-employment (benefit) cost, net" see Note 1, "Significant Accounting Policies", and Note 11, "Retirement Plans", to the Company's consolidated financial statements in this Annual Report.

Other (Income) Charges, Net

(Dollars in millions)	2023	2022
Foreign exchange transaction losses (gains), net	$ 11	$ 16
(Income) loss from equity investments and other investment (gains) losses, net	(10)	(19)
Other, net	37	(3)
Other (income) charges, net	$ 38	$ (6)
Environmental and other costs	(13)	(15)
Adjustments to contingent considerations	—	6
Other (income) charges, net excluding non-core items	$ 25	$ (15)

Other (income) charges, net in 2023 and 2022 included environmental and other costs related to previously divested businesses or non-operational sites and product lines, and 2022 included adjustments to contingent considerations. Excluding these non-core items, Other (income) charges, net increased in 2023 compared to 2022 primarily due to higher factoring fees and the absence of income from transition service agreements that ended in 2022 related to divestitures. For more information regarding components of foreign exchange transaction losses, see Note 10, "Derivative and Non-Derivative Financial Instruments", to the Company's consolidated financial statements in this Annual Report.

Earnings Before Interest and Taxes

(Dollars in millions)	2023	2022	Change
EBIT	$ 1,302	$ 1,159	12 %
Mark-to-market pension and other postretirement benefit loss, net	53	19	
Steam line incident (insurance proceeds) costs, net	(8)	39	
Asset impairments and restructuring charges, net	37	52	
Net (gain) loss on divested businesses and transaction costs	(323)	61	
Accelerated depreciation	23	—	
Environmental and other costs	13	15	
Adjustments to contingent considerations	—	(6)	
EBIT excluding non-core and unusual items	$ 1,097	$ 1,339	(18)%

For more information regarding items that impact EBIT, see "Overview", and items described above in "Results of Operations".

Net Interest Expense

(Dollars in millions)	2023	2022	Change
Gross interest expense	$ 243	$ 197	
Less: Capitalized interest	18	9	
Interest Expense	225	188	
Less: Interest income	10	6	
Net interest expense	$ 215	$ 182	18 %

Net interest expense increased in 2023 compared to 2022 primarily as a result of higher interest rates.

Provision for Income Taxes

(Dollars in millions)	2023		2022	
	$	%	$	%
Provision for income taxes and effective tax rate	$ 191	18 %	$ 181	19 %
Tax provision for non-core and unusual items [1]	(74)		(11)	
Adjusted provision for income taxes and effective tax rate	$ 117	13 %	$ 170	15 %

[1] Provision for income taxes for non-core and unusual items is calculated using the tax rate for the jurisdiction where the gains are taxable and the expenses are deductible.

The 2023 provision for income taxes includes an increase related to uncertain tax positions, a decrease related to general business credits, and a decrease related to the foreign rate variance due to the Company's mix of earnings.

The 2022 provision for income taxes includes decreases related to general business credits and the release of a state valuation allowance, offset by the impacts of the business divestitures.

For more information, see Note 8, "Income Taxes", to the Company's consolidated financial statements in this Annual Report.

Net Earnings Attributable to Eastman and Diluted Earnings per Share

	2023		2022	
(Dollars in millions, except per share amounts)	$	EPS	$	EPS
Net earnings and diluted earnings per share attributable to Eastman	$ 894	$ 7.49	$ 793	$ 6.35
Non-core items, net of tax: [1]				
Mark-to-market pension and other postretirement benefit loss, net	39	0.33	14	0.12
Accelerated depreciation	20	0.17	—	—
Asset impairments and restructuring charges, net	32	0.26	48	0.39
Environmental and other costs	9	0.08	11	0.09
Net (gain) loss on divested businesses and transaction costs	(225)	(1.88)	93	0.74
Adjustments to contingent considerations	—	—	(4)	(0.04)
Unusual items, net of tax: [1]				
Steam line incident (insurance proceeds) costs, net	(6)	(0.05)	29	0.23
Adjusted net earnings and diluted earnings per share attributable to Eastman	$ 763	$ 6.40	$ 984	$ 7.88

[1] The provision for income taxes for non-core and unusual items is calculated using the tax rate for the jurisdiction where the gains are taxable and the expenses are deductible.

SUMMARY BY OPERATING SEGMENT

Eastman's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. For additional financial and product information for each operating segment, see "About Our Business - Business Segments" in this Annual Report and Note 20, "Segment and Regional Sales Information", to the Company's consolidated financial statements in this Annual Report.

In 2023, the Company moved the functional amines product line from the CI segment into the AFP segment. In addition, certain organic acid products and olefin-based products moved from the AFP segment to the CI segment. These product moves are expected to increase efficiency of the Company's assets and commercial teams, and to increase portfolio transparency. To maintain comparability of segment financial statement information, the Company has recast the segment financial information for the AFP and the CI segments for each quarter from first quarter 2019 through fourth quarter 2022. The information presented below is the recast information for all periods presented. For more information, refer to the Current Report on Form 8-K dated April 27, 2023.

Advanced Materials Segment

(Dollars in millions)	2023	2022	Change $	%
Sales	$ 2,932	$ 3,207	$ (275)	(9)%
Volume / product mix effect			(341)	(11)%
Price effect			96	3 %
Exchange rate effect			(30)	(1)%
Earnings before interest and taxes	$ 343	$ 376	$ (33)	(9)%
Asset impairments and restructuring charges, net	—	19	(19)	
Earnings before interest and taxes excluding non-core item	343	395	(52)	(13)%

Sales revenue decreased in 2023 compared to 2022 primarily due to lower sales volume partially offset by higher selling prices. Lower sales volume is primarily attributed to weak demand and significant customer destocking across key end-markets in the specialty plastics product lines, partially offset by increased sales volume of premium products in the automotive end-market for advanced interlayers product line. Lower sales volume was partially offset by higher selling prices, primarily in the advanced interlayers product line.

EBIT in 2022 included asset impairments and restructuring charges as result of the closure of a North American manufacturing facility. For more information regarding asset impairments and restructuring charges, see Note 16, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Excluding this non-core item, EBIT decreased primarily due to $228 million of lower sales volume and higher manufacturing costs, primarily due to lower capacity utilization. These costs were partially offset by $172 million of lower raw material and energy costs and distribution costs, and higher selling prices.

Initiatives

In 2023, the AM segment:
- achieved key milestones for planned molecular recycling facilities;
- continued adoption of polyester renewal technology for products, including Tritan™ Renew, Cristal™ Renew, and Cristal™ One Renew across several end-markets, including cosmetic packaging, eyewear and power tools;
- continued to expand portfolio of differentiated post-applied window films and protective films for automotive and architectural applications;
- launched Saflex™ Horizon LVID, a next generation PVB interlayer that enhances the driving experience while enhancing road safety in automotive original equipment manufacturers ("OEM"); and
- completed the acquisition of Ai-Red Technology (Dalian) Co., Ltd., a manufacturer and supplier of paint protection and window film for the auto market in the Asia Pacific region for approximately $75 million, net of cash acquired, which is expected to enhance continued global growth of the AM segment performance films product line.

Additives & Functional Products Segment

(Dollars in millions)	2023	2022	Change $	Change %
Sales	$ 2,834	$ 3,475	$ (641)	(18)%
Volume / product mix effect			(466)	(13)%
Price effect			(179)	(5)%
Exchange rate effect			4	— %
Earnings before interest and taxes	$ 436	$ 546	$ (110)	(20)%

Sales revenue decreased in 2023 compared to 2022 primarily due to lower sales volume and lower selling prices. Lower sales volume was primarily attributed to deceleration of demand and customer destocking in several key end-markets, including building and construction and agriculture. Lower selling prices were primarily attributable to cost pass-through contracts.

EBIT decreased in 2023 compared to 2022 primarily due to $207 million lower sales volume and higher manufacturing costs, primarily due to lower capacity utilization. These costs were partially offset by $106 million lower raw material and energy costs and distribution costs, net of lower selling prices.

Initiatives

In 2023, the AFP segment:
- invested in additional capabilities of Eastapure™ electronic solvents for use in manufacturing of semiconductor chips and other electronic applications with extremely low organic and inorganic impurities;
- received customer approval for Tetrashield™ resins in industrial powder coating applications providing ultradurable, long weathering alternatives to traditional fluoropolymers that are specifically designed to meet the demanding requirements of building and construction, as well as other high-performance outdoor applications;
- developed cellulosic microbeads which offer a higher performance, biodegradable alternative to traditional microplastic alternatives and are engaging alpha-customers in the personal care end-market;
- received prestigious Green Seal verification of coalescents Optifilm™ for use in products that are safer for human and environmental health, in line with Eastman's continued commitment to environmentally friendly products; and
- received Process Heating & Cooling Innovation and Artificial Intelligence Excellence awards for Fluid Genius™, an advanced software that equips end users with predictive insights to optimize heat transfer fluid performance.

Chemical Intermediates Segment

(Dollars in millions)	2023	2022	Change $	Change %
Sales	$ 2,143	$ 2,716	$ (573)	(21)%
Volume / product mix effect			(217)	(8)%
Price effect			(355)	(13)%
Exchange rate effect			(1)	— %
Earnings before interest and taxes	$ 434	$ 346	$ 88	25 %
Asset impairments and restructuring charges, net	—	3	(3)	
Gain on divested business	(323)	—	(323)	
Earnings before interest and taxes excluding non-core items	111	349	(238)	(68)%

Sales revenue decreased in 2023 compared to 2022 primarily due to lower selling prices and lower sales volume across most product lines. Lower selling prices were attributed to lower raw material prices. Lower sales volume was primarily attributed to deceleration of demand and customer destocking across several key end-markets.

EBIT in 2023 included a gain on divested business and EBIT in 2022 included asset impairment and restructuring charges from a manufacturing facility closure. For more information regarding the divested business and asset impairments and restructuring charges, see Note 2, "Divestitures", and Note 16, "Asset Impairments and Restructuring Charges, Net", respectively, to the Company's consolidated financial statements in this Annual Report.

Excluding these non-core items, EBIT decreased in 2023 compared to 2022 primarily due to $154 million lower sales volume and higher manufacturing costs, primarily due to lower capacity utilization, and $69 million lower selling prices, net of lower raw material and energy costs and distribution costs.

In 2023, the Company completed the sale of its operations located in Texas City, Texas, excluding its plasticizer operations. The total estimated consideration, after estimates of post-closing adjustments, was $498 million, which included approximately $415 million in cash at closing and an additional $38.5 million to be paid on each of the first and second anniversaries of the closing date of the transaction. The final purchase price is subject to working capital and other adjustments post-closing.

Fibers Segment

(Dollars in millions)

	2023	2022	Change $	Change %
Sales	$ 1,295	$ 1,022	$ 273	27 %
Volume / product mix effect			15	1 %
Price effect			262	26 %
Exchange rate effect			(4)	— %
Earnings before interest and taxes	$ 393	$ 131	$ 262	200 %
Asset impairments and restructuring charges, net	6	9	(3)	
Accelerated depreciation	23	—	23	
Earnings before interest and taxes excluding non-core items	422	140	282	201 %

Sales revenue increased in 2023 compared to 2022 primarily due to higher selling prices in the acetate tow product line, driven by an increase in industry capacity utilization in addition to higher raw material, energy, and distribution prices throughout 2022.

EBIT in 2023 included accelerated depreciation and EBIT in 2023 and 2022 included asset impairment and restructuring charges, net, all from a previously announced manufacturing facility closure. For more information regarding asset impairments and restructuring charges see Note 16, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in this Annual Report.

Excluding these non-core items, EBIT increased in 2023 compared to 2022 primarily due to higher selling prices in addition to lower raw material and energy costs and distribution costs of $284 million.

Initiatives

In 2023, the Fibers segment:
- implemented contract price increases across the acetate tow customer base, driving growth and returning adjusted EBIT margins and cash flow generation to acceptable performance levels;
- commercialized Naia™ Renew Enhanced Sustainability, an offering sourced from 60 percent recycled content with a global fashion brand known for its sustainability focus; and
- reached over 70 signed trademark licensing agreements with high profile brands from major multinational fashion brands to sustainable champions in outdoor clothing.

Other

(Dollars in millions)		2023		2022
Sales	$	6	$	160
Loss before interest and taxes				
Growth initiatives and businesses not allocated to operating segments	$	(198)	$	(196)
Pension and other postretirement benefit plans income (expense), net not allocated to operating segments		(68)		70
Asset impairments and restructuring charges, net		(31)		(21)
Net gain (loss) on divested business and transaction costs		—		(61)
Steam line incident insurance proceeds (costs), net		8		(39)
Other income (charges), net not allocated to operating segments		(15)		7
Loss before interest and taxes	$	(304)	$	(240)
Asset impairments and restructuring charges, net		31		21
Net (gain) loss on divested business and transaction costs		—		61
Steam line incident (insurance proceeds) costs, net		(8)		39
Environmental and other costs		13		15
Mark-to-market pension and other postretirement benefits loss, net		53		19
Adjustments to contingent considerations		—		(6)
Loss before interest and taxes excluding non-core and unusual items		(215)		(91)

Sales and costs related to growth initiatives, including circular economy, R&D costs, certain components of pension and other postretirement benefits, and other expenses and income not identifiable to an operating segment are not included in operating segment results for any of the periods presented and are included in "Other". Full year 2022 included sales revenue of a previously divested business.

In 2023 and 2022 EBIT, the Company recognized severance and related costs as part of business improvement and cost reduction initiatives, insurance proceeds and net costs from the steam line incident, respectively, and environmental and other costs from previously divested or non-operational sites. EBIT in 2022 included EBIT of a previously divested business, a loss, net of transaction costs, on the divested business, and adjustments to contingent considerations. For more information regarding asset impairments and restructuring charges, see Note 16, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in this Annual Report.

SALES BY CUSTOMER LOCATION

			Sales Revenue					
						Change		
(Dollars in millions)		2023		2022		$		%
United States and Canada	$	3,938	$	4,738	$	(800)		(17)%
Europe, Middle East, and Africa		2,558		2,783		(225)		(8)%
Asia Pacific		2,227		2,443		(216)		(9)%
Latin America		487		616		(129)		(21)%
Total	$	9,210	$	10,580	$	(1,370)		(13)%

Sales revenue decreased 13 percent due to decreases in sales revenue across all regions. Lower sales revenue was primarily due to lower sales volume (down 11 percent, including the impact from divested businesses). The most significant decrease in sales revenue occurred in the United States and Canada, primarily due to lower sales volume across all operating segments and lower selling prices in the CI and AFP segments, partially offset by higher selling prices in the Fibers and AM segments.

See Note 20, "Segment and Regional Sales Information", to the Company's consolidated financial statements in this Annual Report for segment sales revenues by customer location.

LIQUIDITY AND OTHER FINANCIAL INFORMATION

Cash Flows

The Company had cash and cash equivalents as follows:

(Dollars in millions)	December 31,	
	2023	**2022**
Cash and cash equivalents	$ 548	$ 493

Cash flows from operations, cash and cash equivalents, and other sources of liquidity are expected to be available and sufficient to meet known short and long-term cash requirements. However, the Company's cash flows from operations can be affected by numerous factors including risks associated with global operations, raw material availability and cost, demand for and pricing of Eastman's products, capacity utilization, and other factors described under "Risk Factors" in this Annual Report. Management believes maintaining a financial profile that supports a solid investment grade credit rating is important to its long-term strategy and financial flexibility.

	For years ended December 31,	
(Dollars in millions)	**2023**	**2022**
Net cash provided by (used in):		
Operating activities	$ 1,374	$ 975
Investing activities	(432)	392
Financing activities	(888)	(1,321)
Effect of exchange rate changes on cash and cash equivalents	1	(12)
Net change in cash and cash equivalents	55	34
Cash and cash equivalents at beginning of period	493	459
Cash and cash equivalents at end of period	$ 548	$ 493

Cash provided by operating activities increased $399 million primarily due to lower working capital, lower variable compensation payout, and lower pension and other postretirement contributions in excess of expenses, partially offset by lower net earnings excluding a gain on divested business in 2023 and a loss on divested business in 2022.

Cash used in investing activities was $432 million in 2023 compared with cash provided by investing activities of $392 million in 2022 due to proceeds from the sale of the adhesives resins business in 2022 exceeding proceeds from the sale of the Texas City Operations, higher capital expenditures, and an acquisition in the AM segment in 2023.

Cash used in financing activities decreased $433 million primarily due to lower treasury stock purchases partially offset by lower net proceeds and repayments from commercial paper and borrowings. For additional information, see "Liquidity and Other Financial Information - Debt and Other Commitments" in this MD&A for additional information.

Working Capital Management

Eastman applies a proactive and disciplined approach to working capital management to optimize cash flow and to enable a full range of capital allocation options in support of the Company's strategy. Eastman expects to continue utilizing the programs described below to support operating cash flow consistent with the Company's past practices.

The Company has off balance sheet, uncommitted accounts receivable factoring programs under which entire invoices may be sold to third-party financial institutions. The vast majority of these programs are without recourse. Available capacity under these programs, which the Company uses as a routine source of working capital funding, is dependent on the level of accounts receivable eligible to be sold and the financial institutions' willingness to purchase such receivables. The total amounts sold in 2023 and 2022 were $2.8 billion and $2.5 billion, respectively. Based on the original terms of receivables sold for certain programs and actual outstanding balance of receivables under servicing agreements, the Company estimates that $397 million and $402 million of these receivables would have been outstanding as of December 31, 2023 and 2022, respectively, had they not been sold under these factoring programs.

Eastman works with suppliers to optimize payment terms and conditions on accounts payable to enhance timing of working capital and cash flows. The Company has a voluntary supply chain finance program to provide suppliers with the opportunity to sell receivables due from Eastman to a participating financial institution. See Note 1, "Significant Accounting Policies", to the Company's consolidated financial statements in this Annual Report for additional information regarding both programs.

Debt and Other Commitments

Eastman has debt and other commitments for debt securities, credit facilities, interest payable, purchase obligations, operating leases, and other liabilities. A summary of the Company's debt and other commitment obligations as of December 31, 2023 for each of the next five years and beyond is included in Note 12, "Leases and Other Commitments", to the Company's consolidated financial statements in this Annual Report.

At December 31, 2023, Eastman's borrowings totaled approximately $4.8 billion with various maturities. In 2023, the Company repaid $808 million, including the foreign currency impact, of the 1.5% notes due May 2023 using a combination of available cash and debt proceeds. Additionally, the Company borrowed $300 million under a two-year term loan agreement (the "2024 Term Loan") and issued $500 million aggregate principal amount of 5.75% notes due March 2033 in a registered public offering (the "2023 Notes"). In 2022, the Company repaid $750 million of the 3.6% notes due August 2022 using available cash, and borrowed $500 million under a five-year term loan agreement (the "2027 Term Loan").

In January 2024, the Company repaid the 7.25% notes due January 2024 ($198 million principal) using available cash. There were no debt extinguishment costs associated with the repayment of this debt. For information about debt and related interest, see Note 9, "Borrowings", to the Company's consolidated financial statements in this Annual Report.

Amounts in other liabilities represent the current estimated cash payments required to be made by the Company primarily for pension and other postretirement benefits, accrued compensation benefits, environmental loss contingency estimates, uncertain tax liabilities, and commodity and foreign exchange hedging in the periods indicated. Due to uncertainties in the timing of the effective settlement of tax positions with taxing authorities, management is unable to determine the timing of payments related to uncertain tax liabilities and these amounts are included in the "2029 and beyond" line item.

The amount and timing of pension and other postretirement benefit payments included in other liabilities is dependent upon interest rates, health care cost trends, actual returns on plan assets, retirement and attrition rates of employees, continuation or modification of the benefit plans, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company. Excess contributions are periodically made by management in order to keep the plans' funded status above 80 percent under the funding provisions of the Pension Protection Act to avoid partial benefit restrictions on accelerated forms of payment. The Company's U.S. defined benefit pension plans are not currently under any benefit restrictions. See Note 11, "Retirement Plans", to the Company's consolidated financial statements in this Annual Report, for more information regarding pension and other postretirement benefit obligations.

The resolution of uncertainties related to environmental matters included in other liabilities may have a material adverse effect on the Company's consolidated results of operations in the period recognized, however, because of the availability of legal defenses, the Company's preliminary assessment of actions that may be required, and, if applicable, the expected sharing of costs, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations, or cash flows. See "Environmental Costs" in Note 1, "Significant Accounting Policies", and Note 13, "Environmental Matters and Asset Retirement Obligations", to the Company's consolidated financial statements in this Annual Report for more information regarding outstanding environmental matters and asset retirement obligations.

Credit Facility, Term Loans, and Commercial Paper Borrowings

The Company has access to a $1.50 billion revolving credit agreement (the "Credit Facility") that was amended in March 2023 to replace the London Interbank Offered Rate-based ("LIBOR") reference interest rate option with a reference interest rate option based upon the Term Secured Overnight Financing Rate ("SOFR") (as defined in the Credit Facility). In February 2024, the Credit Facility was amended to extend the maturity to February 2029. All other material terms of the Credit Facility remain unchanged. Borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates and a commitment fee is paid on the total unused commitment. The Credit Facility includes sustainability-linked pricing terms, provides available liquidity for general corporate purposes, and supports commercial paper borrowings. At December 31, 2023, the Company had no outstanding borrowings under the Credit Facility and no commercial paper borrowings.

In 2023, the Company borrowed $300 million under the 2024 Term Loan, and as of December 31, 2023, the balance outstanding was $300 million with a variable interest rate of 6.58%. In 2022, the Company borrowed $500 million under the 2027 Term Loan, and the balance outstanding was $499 million at both December 31, 2023 and December 31, 2022, with variable interest rates of 6.58% and 5.55%, respectively. Borrowings under the 2024 Term Loan and 2027 Term Loan are subject to interest at varying spreads above quoted market rates.

The Credit Facility, the 2024 Term Loan, and the 2027 Term Loan contain customary covenants, including requirements to maintain certain financial ratios, that determine the events of default, amounts available, and terms of borrowings. The Company was in compliance with all applicable covenants at December 31, 2023. The total amount of available borrowings under the Credit Facility was $1.50 billion as of December 31, 2023.

See Note 9, "Borrowings", to the Company's consolidated financial statements in this Annual Report.

Net Debt

(Dollars in millions)	December 31, 2023		December 31, 2022	
Total borrowings	$	4,846	$	5,151
Less: Cash and cash equivalents		548		493
Net debt [1]	$	4,298	$	4,658

[1] Includes non-cash increase of $20 million in 2023 and non-cash decrease of $85 million in 2022 resulting from foreign currency exchange rates.

Capital Expenditures

Capital expenditures were $828 million and $611 million in 2023 and 2022, respectively. Capital expenditures in 2023 were primarily for the AM segment methanolysis plastic-to-plastic molecular recycling manufacturing facility in Kingsport, Tennessee, and other targeted growth initiatives and site modernization projects.

The Company expects that 2024 capital spending will be less than $800 million, primarily for targeted growth initiatives, including the AM segment methanolysis plastic-to-plastic molecular recycling manufacturing facilities, and site modernization projects.

The Company had capital expenditures related to environmental protection and improvement of approximately $65 million and $60 million in 2023 and 2022, respectively. The Company does not currently expect near term environmental capital expenditures arising from requirements of environmental laws and regulations to materially impact the Company's planned level of annual capital expenditures for environmental control facilities.

Dividends and Stock Repurchases

In December 2021, the Company's Board of Directors authorized the repurchase of up to $2.5 billion of the Company's outstanding common stock at such times, in such amounts, and on such terms, as determined by management to be in the best interest of the Company and its stockholders (the "2021 authorization"). As of December 31, 2023, a total of 8,610,749 shares have been repurchased under the 2021 authorization for $785 million.

During 2023, the Company repurchased 1,866,866 shares of common stock for $150 million. During 2022, the Company repurchased 10,710,259 shares of common stock for $1.1 billion, primarily under the 2022 accelerated share repurchase program, and included $100 million from the settlement of a 2021 accelerated share repurchase program.

The Board of Directors has declared a cash dividend of $0.81 per share during the first quarter of 2024, payable on April 5, 2024 to stockholders of record on March 15, 2024. Both dividends and share repurchases are key strategies employed by the Company to return value to its stockholders.

INFLATION

In recent years, Eastman has experienced significant volatility attributed to inflation. The cost of raw materials is generally based on market prices, although derivative instruments are utilized, as appropriate, to mitigate short-term market price fluctuations. Management expects the volatility of raw material and energy prices and costs to continue and the Company will continue to pursue pricing and hedging strategies and ongoing cost control initiatives to offset the effects. For additional information, see "Risk Factors", "Summary by Operating Segments" in this MD&A, and Note 10, "Derivative and Non-Derivative Financial Instruments", to the Company's consolidated financial statements in this Annual Report.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information regarding the impact of recently issued accounting standards, see Note 1, "Significant Accounting Policies", to the Company's consolidated financial statements in this Annual Report.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act (Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements are all statements, other than statements of historical fact, that may be made by Eastman Chemical Company ("Eastman" or the "Company") from time to time. In some cases, you can identify forward-looking statements by terminology such as "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "forecasts", "will", "would", "could", and similar expressions, or expressions of the negative of these terms. Forward-looking statements may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters and opportunities (including potential risks associated with physical and transitional impacts of climate change and related voluntary and regulatory carbon requirements); exposure to and effects of hedging raw material and energy prices and costs and foreign currencies exchange and interest rates; disruption or interruption of operations and of raw material or energy supply (including as a result of cyber-attacks or other breaches of the Company's information security systems); global and regional economic, political, and business conditions, including heightened inflation, capital market volatility, interest rate and currency fluctuations, and economic slowdown or recession; competition; growth opportunities; supply and demand, volume, price, cost, margin and sales; pending and future legal proceedings; earnings, cash flow, dividends, stock repurchases and other expected financial results, events, decisions, and conditions; expectations, strategies, and plans for individual assets and products, businesses, and operating segments, as well as for the whole of Eastman; cash sources and requirements and uses of available cash; financing plans and activities; pension expenses and funding; credit ratings; anticipated and other future restructuring, acquisition, divestiture, and consolidation activities; cost reduction and control efforts and targets; the timing and costs of, benefits from the integration of, and expected business and financial performance of acquired businesses, as well as the subsequent impairment assessments of acquired long-lived assets; strategic, technology, and product innovation initiatives and development, production, commercialization and acceptance of new products, services and technologies and related costs; asset, business, and product portfolio changes; and expected tax rates and interest costs.

Forward-looking statements are based upon certain underlying assumptions as of the date such statements were made. Such assumptions are based upon internal estimates and other analyses of current market conditions and trends, management expectations, plans, and strategies, economic conditions, and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. The known material factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements are identified and discussed under "Risk Factors" in this Annual Report. Other factors, risks, or uncertainties of which management is not aware, or presently deems immaterial, could also cause actual results to differ materially from those in the forward-looking statements.

The Company cautions you not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Except as may be required by law, the Company undertakes no obligation to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are advised, however, to consult any further public Company disclosures (such as filings with the Securities and Exchange Commission, Company press releases, or pre-noticed public investor presentations) on related subjects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Eastman has exposure to various market risks principally due to changes in foreign currency exchange rates, the pricing of various commodities, and interest rates. In an effort to manage these risks, the Company employs various strategies, including pricing, inventory management, and hedging. The Company enters into derivative contracts which are governed by policies, procedures, and internal processes set forth by its Board of Directors.

The Company determines its exposures to market risk by utilizing sensitivity analyses, which measure the potential losses in fair value resulting from one or more selected hypothetical changes in foreign currency exchange rates, commodity prices, or interest rates.

Foreign Currency Risk

Due to a portion of the Company's operating cash flows and borrowings being denominated in foreign currencies, the Company is exposed to market risk from changes in foreign currency exchange rates. The Company continually evaluates its foreign currency exposure based on current market conditions and the locations in which the Company conducts business. The Company manages most foreign currency exposures on a consolidated basis, which allows the Company to net certain exposures and take advantage of natural offsets. To mitigate foreign currency risk, from time to time, the Company enters into derivative instruments to hedge the cash flows related to certain sales and purchase transactions expected within a rolling three year period and denominated in foreign currencies, and enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The gains and losses on these contracts offset changes in the value of related exposures. Additionally, the Company, from time to time, enters into non-derivative and derivative instruments to hedge the foreign currency exposure of the net investment in certain foreign operations. The foreign currency change in the designated investment values of the foreign subsidiaries will generally be offset by a foreign currency change in the carrying value of the euro-denominated borrowings. It is the Company's policy to enter into foreign currency derivative and non-derivative instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into foreign currency derivative financial instruments for speculative purposes.

At December 31, 2023, the market risk associated with certain cash flows under these derivative transactions assuming a 10 percent adverse move in the U.S. dollar relative to these foreign currencies was $43 million, with an additional $4 million exposure for each additional one percentage point adverse change in those foreign currency rates. Since the Company utilizes currency-sensitive derivative instruments for hedging anticipated foreign currency transactions, a loss in fair value from those instruments is generally offset by an increase in the value of the underlying anticipated transactions.

At December 31, 2023, a 10 percent fluctuation in the euro and Japanese yen currency rates would have had an impact of $205 million and $5 million, respectively, on the designated net investment values in the foreign subsidiaries. As a result of the designation of the euro-denominated borrowings and designated cross-currency interest rate swaps as hedges of the net investments, foreign currency translation gains and losses on the borrowings and designated cross-currency interest rate swaps are recorded as a component of the "Change in cumulative translation adjustment" within "Other comprehensive income (loss), net of tax" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in this Annual Report. Therefore, a foreign currency change in the designated investment values of the foreign subsidiaries will generally be offset by a foreign currency change in the carrying value of the euro-denominated borrowings or the foreign currency change in the designated cross-currency interest rate swaps.

Commodity Risk

The Company is exposed to fluctuations in market prices for certain of its raw materials and energy, as well as contract sales of certain commodity products. To mitigate short-term fluctuations in market prices for certain commodities, principally propane, ethane, natural gas, paraxylene, ethylene, and benzene, as well as selling prices for ethylene, the Company enters into derivative transactions, from time to time, to hedge the cash flows related to certain sales and purchase transactions expected within a rolling three year period. At December 31, 2023, the market risk associated with these derivative contracts, assuming an instantaneous parallel shift in the underlying commodity price of 10 percent and no corresponding change in the selling price of finished goods, was $4 million, with an additional $400 thousand of exposure at December 31, 2023 for each one percentage point move in closing price thereafter.

Interest Rate Risk

Eastman is exposed to interest rate risk primarily as a result of its borrowing and investing activities, which include long-term borrowings used to maintain liquidity and to fund its business operations and capital requirements. The nature and amount of the Company's long-term and short-term debt may vary from time to time as a result of business requirements, market conditions, and other factors. The Company manages global interest rate exposure as part of regular operational and financing strategies. The Company had $799 million variable interest rate borrowings at December 31, 2023.

Eastman may enter into interest rate swaps, collars, or similar instruments with the objective of reducing interest rate volatility relating to the Company's borrowing costs. As of December 31, 2023, the Company had interest rate swaps outstanding with notional values of $75 million. For purposes of calculating the market risks associated with the fair value of interest-rate-sensitive instruments, the Company uses a hypothetical 10 percent increase in interest rates. The corresponding market risk of the interest rate swap hedging the interest rate risk on the 3.8% bonds maturing March 2025 was $6 million as of December 31, 2023.

EASTMAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EASTMAN

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation and integrity of the accompanying consolidated financial statements of Eastman Chemical Company ("Eastman" or the "Company"). Eastman has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States, and the statements of necessity include some amounts that are based on management's best estimates and judgments.

Eastman's accounting systems include extensive internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

The accompanying consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who were responsible for conducting their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report is included herein.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. PricewaterhouseCoopers LLP and the Company's internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with PricewaterhouseCoopers LLP and Eastman's Director of Corporate Audit Services, both privately and with management present, to discuss accounting, auditing, policies and procedures, internal controls, and financial reporting matters.

/s/ Mark J. Costa	/s/ William T. McLain, Jr.
Mark J. Costa	William T. McLain, Jr.
Chief Executive Officer	Executive Vice President and
	Chief Financial Officer
February 14, 2024	February 14, 2024

EASTMAN

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Eastman Chemical Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Eastman Chemical Company and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of earnings, comprehensive income and retained earnings, and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Assessments - Certain Reporting Units in the Additives & Functional Products Segment

As described in Notes 1 and 5 to the consolidated financial statements, the Company's consolidated goodwill balance was $3,646 million as of December 31, 2023, and the goodwill associated with the Additives & Functional Products segment was $2,182 million. Management conducts testing of goodwill for impairment annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. Management uses an income approach, specifically a discounted cash flow model, when a quantitative analysis is used in testing the carrying value of goodwill of a reporting unit for impairment. As disclosed by management, key assumptions and estimates used in the Company's goodwill impairment testing included projections of revenues and earnings before interest and taxes (EBIT), the estimated weighted average cost of capital (WACC) and a projected long-term growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for certain reporting units in the Additives & Functional Products segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projections of revenues and EBIT, the estimated WACC, and the projected long-term growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of certain reporting units in the Additives & Functional Products segment. These procedures also included, among others (i) testing management's process for developing the fair value estimate of certain reporting units in the Additives & Functional Products segment, (ii) evaluating the appropriateness of the discounted cash flow model, (iii) testing the completeness and accuracy of the underlying data used in the model, and (iv) evaluating the significant assumptions used by management related to projections of revenues and EBIT, the estimated WACC, and the projected long-term growth rate. Evaluating management's assumptions related to projections of revenues and EBIT and the projected long- term growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external industry reports, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow model and (ii) the reasonableness of the estimated WACC assumption.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 14, 2024

We have served as the Company's auditor since 1993.

EASTMAN

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

	For years ended December 31,		
(Dollars in millions, except per share amounts)	**2023**	**2022**	**2021**
Sales	$ 9,210	$ 10,580	$ 10,476
Cost of sales	7,149	8,443	7,976
Gross profit	2,061	2,137	2,500
Selling, general and administrative expenses	727	726	795
Research and development expenses	239	264	254
Asset impairments and restructuring charges, net	37	52	47
Other components of post-employment (benefit) cost, net	41	(101)	(412)
Other (income) charges, net	38	(6)	(17)
Net (gain) loss on divested businesses	(323)	43	552
Earnings before interest and taxes	1,302	1,159	1,281
Net interest expense	215	182	198
Early debt extinguishment costs	—	—	1
Earnings before income taxes	1,087	977	1,082
Provision for income taxes	191	181	215
Net earnings	896	796	867
Less: Net earnings attributable to noncontrolling interest	2	3	10
Net earnings attributable to Eastman	$ 894	$ 793	$ 857
Basic earnings per share attributable to Eastman	$ 7.54	$ 6.42	$ 6.35
Diluted earnings per share attributable to Eastman	$ 7.49	$ 6.35	$ 6.25
Comprehensive Income			
Net earnings including noncontrolling interest	$ 896	$ 796	$ 867
Other comprehensive income (loss), net of tax:			
Change in cumulative translation adjustment	(67)	7	56
Defined benefit pension and other postretirement benefit plans:			
Amortization of unrecognized prior service credits included in net periodic costs	(21)	(27)	(28)
Derivatives and hedging:			
Unrealized gain (loss) during period	(27)	53	66
Reclassification adjustment for (gains) losses included in net income, net	1	(56)	(3)
Total other comprehensive income (loss), net of tax	(114)	(23)	91
Comprehensive income including noncontrolling interest	782	773	958
Less: Comprehensive income attributable to noncontrolling interest	2	3	10
Comprehensive income attributable to Eastman	$ 780	$ 770	$ 948
Retained Earnings			
Retained earnings at beginning of period	$ 8,973	$ 8,557	$ 8,080
Net earnings attributable to Eastman	894	793	857
Cash dividends declared	(377)	(377)	(380)
Retained earnings at end of period	$ 9,490	$ 8,973	$ 8,557

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Dollars in millions, except per share amounts)	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 548	$ 493
Trade receivables, net of allowance for credit losses	826	957
Miscellaneous receivables	328	320
Inventories	1,683	1,894
Other current assets	96	114
Total current assets	3,481	3,778
Properties		
Properties and equipment at cost	13,574	12,942
Less: Accumulated depreciation	8,026	7,782
Net properties	5,548	5,160
Goodwill	3,646	3,664
Intangible assets, net of accumulated amortization	1,138	1,210
Other noncurrent assets	820	855
Total assets	$ 14,633	$ 14,667
Liabilities and Stockholders' Equity		
Current liabilities		
Payables and other current liabilities	$ 2,035	$ 2,125
Borrowings due within one year	541	1,126
Total current liabilities	2,576	3,251
Long-term borrowings	4,305	4,025
Deferred income tax liabilities	601	671
Post-employment obligations	667	628
Other long-term liabilities	954	856
Total liabilities	9,103	9,431
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock ($0.01 par value per share – 350,000,000 shares authorized; shares issued – 222,762,317 and 222,348,557 on December 31, 2023 and 2022, respectively)	2	2
Additional paid-in capital	2,368	2,315
Retained earnings	9,490	8,973
Accumulated other comprehensive loss	(319)	(205)
	11,541	11,085
Less: Treasury stock at cost (105,469,354 and 103,602,488 shares on December 31, 2023 and 2022, respectively)	6,083	5,932
Total Eastman stockholders' equity	5,458	5,153
Noncontrolling interest	72	83
Total equity	5,530	5,236
Total liabilities and stockholders' equity	$ 14,633	$ 14,667

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For years ended December 31,		
(Dollars in millions)	2023	2022	2021
Operating activities			
Net earnings	$ 896	$ 796	$ 867
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	498	477	538
Mark-to-market pension and other postretirement benefit plans loss (gain), net	53	19	(267)
Asset impairment charges	—	—	16
Early debt extinguishment costs	—	—	1
(Gain) loss on sale of assets	(15)	15	—
(Gain) loss on divested businesses	(323)	43	552
Provision for (benefit from) deferred income taxes	(102)	(136)	(38)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
(Increase) decrease in trade receivables	126	93	(281)
(Increase) decrease in inventories	201	(430)	(389)
Increase (decrease) in trade payables	(190)	60	554
Pension and other postretirement contributions (in excess of) less than expenses	(66)	(149)	(185)
Variable compensation payments (in excess of) less than expenses	142	(103)	162
Other items, net	154	290	89
Net cash provided by operating activities	1,374	975	1,619
Investing activities			
Additions to properties and equipment	(828)	(611)	(555)
Proceeds from sale of businesses	456	998	667
Acquisitions, net of cash acquired	(77)	(1)	(114)
Additions to capitalized software	(5)	(13)	(23)
Other items, net	22	19	(4)
Net cash (used in) provided by investing activities	(432)	392	(29)
Financing activities			
Net increase (decrease) in commercial paper and other borrowings	(326)	326	(50)
Proceeds from borrowings	796	500	—
Repayment of borrowings	(808)	(750)	(300)
Dividends paid to stockholders	(376)	(381)	(375)
Treasury stock purchases	(150)	(1,002)	(1,000)
Other items, net	(24)	(14)	35
Net cash used in financing activities	(888)	(1,321)	(1,690)
Effect of exchange rate changes on cash and cash equivalents	1	(12)	(5)
Net change in cash and cash equivalents	55	34	(105)
Cash and cash equivalents at beginning of period	493	459	564
Cash and cash equivalents at end of period	$ 548	$ 493	$ 459

The accompanying notes are an integral part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements of Eastman Chemical Company ("Eastman" or the "Company") and subsidiaries are prepared in conformity with accounting principles generally accepted ("GAAP") in the United States and of necessity include some amounts that are based upon management estimates and judgments. Future actual results could differ from such current estimates. The consolidated financial statements include assets, liabilities, sales revenue, and expenses of all majority-owned subsidiaries and joint ventures in which a controlling interest is maintained. Eastman accounts for other joint ventures and investments in minority-owned companies where it exercises significant influence on the equity basis. Intercompany transactions and balances are eliminated in consolidation. Certain prior period data has been reclassified in the consolidated financial statements and accompanying footnotes to conform to current period presentation, including sales revenue, earnings before interest and taxes ("EBIT"), assets, depreciation and amortization expense, and capital expenditures related to the product moves announced in first quarter 2023. See Note 5, "Goodwill and Other Intangible Assets", and Note 20, "Segment and Regional Sales Information", for more information.

Recently Adopted Accounting Standards

Accounting Standards Update ("ASU") 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers: On January 1, 2023, Eastman adopted prospectively this update, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 *Revenue from Contracts with Customers*, as if it had originated the contracts. The adoption did not have a significant impact on the Company's financial statements and related disclosures.

ASU 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method: On January 1, 2023, Eastman adopted this update which clarifies the guidance in Accounting Standards Codification ("ASC") 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets. This ASU amends the guidance in ASU 2017-12 (released on August 28, 2017) that, among other things, established the "last-of-layer" method for making the fair value hedge accounting for these portfolios more accessible. ASU 2022-01 renames that method the "portfolio layer" method and addresses feedback from stakeholders regarding its application. The adoption did not have a significant impact on the Company's financial statements and related disclosures.

ASU 2022-02 Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures: On January 1, 2023, Eastman adopted this update which amends the requirements for accounting for credit losses under ASC 326, eliminates the accounting guidance on troubled debt restructurings for creditors in ASC 310-40, and enhances creditors' disclosure requirements related to loan refinancings and restructurings for borrowers experiencing financial difficulty. This ASU also amends the guidance on "vintage disclosures" to require disclosure of gross write-offs by year of origination. The adoption did not have a significant impact on the Company's financial statements and related disclosures.

ASU 2022-04 Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations: On January 1, 2023, Eastman adopted this update which requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program. Required disclosures include information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a rollforward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the disclosure of rollforward information, which is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The adoption did not have a significant impact on the Company's financial position, results of operations, or cash flows. The required disclosures are included as part of "Working Capital Management and Off Balance Sheet Arrangements" disclosure below.

Accounting Standards Issued But Not Adopted as of December 31, 2023

ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions: The Financial Accounting Standards Board ("FASB") issued this update in June 2022, which states that when measuring the fair value of an asset or a liability, a reporting entity should consider the characteristics of the asset or liability, including restrictions on the sale of the asset or liability, if a market participant also would take those characteristics into account. Key to that determination is the unit of account for the asset or liability being measured at fair value. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. Management does not expect that changes required by the new standard will have a significant impact on the Company's financial statements and related disclosures.

ASU 2023-05 Business Combination - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement: The FASB issued this update in August 2023, which states that a joint venture must initially measure all contributions received upon its formation at fair value, largely consistent with Topic 805, Business Combinations. The guidance is intended to reduce diversity in practice and provide users of joint venture financial statements with more decision-useful information. This ASU should be applied prospectively and is effective for all newly formed joint venture entities with a formation date on or after January 1, 2025. Early adoption is permitted, and joint ventures formed prior to the adoption date may elect to apply the new guidance retrospectively back to their original formation date. Management is currently evaluating the impact on the Company's financial statements and related disclosures.

ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures: The FASB issued this update in November 2023, which requires enhanced disclosures regarding significant segment expenses and other segment items for public entities on both an annual and interim basis. Specifically, the update mandates that entities provide, during interim periods, all disclosures related to a reportable segment's profit or loss and assets that were previously required only on an annual basis. Additionally, this guidance necessitates the disclosure of the title and position of the Chief Operating Decision Maker ("CODM"). Importantly, the new guidance does not modify how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years starting after December 15, 2024. This ASU must be applied retrospectively to all prior periods presented. Management is currently evaluating the impact of the changes required by the new standard on the Company's financial statements and related disclosures.

ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures: The FASB issued this update in December 2023, which modifies income tax disclosure requirements. The updated guidance mandates entities to provide more detailed information including specific categories in the income tax rate reconciliation, and the breakdown of income or loss from continuing operations before income tax expense or benefit, for both domestic and foreign. Additionally, entities must disclose income tax expense or benefit from continuing operations, categorized by federal, state, and foreign taxes. The guidance further requires disclosure of income tax payments to various jurisdictions. This ASU is effective for fiscal periods beginning after December 15, 2024, and early adoption is permitted. This ASU should be applied on a prospective basis, although retrospective application is permitted. Management is currently evaluating the impact of the changes required by the new standard on the Company's financial statements and related disclosures.

Revenue Recognition

Eastman recognizes revenue when performance obligations of the sale are satisfied. Eastman sells to customers through master sales agreements or standalone purchase orders. The majority of the Company's terms of sale have a single performance obligation to transfer products. Accordingly, the Company recognizes revenue when control has been transferred to the customer, generally at the time of shipment of products.

Eastman accounts for shipping and handling as activities to fulfill the promise to transfer the good and does not allocate revenue to those activities. All related shipping and handling costs are recognized at the time of shipment. Amounts collected for sales or other similar taxes are presented net of the related tax expense rather than presenting them as additional revenue. The incremental cost of obtaining a sales contract is recognized as a selling expense when incurred given the potential amortization period for such an asset is one year or less. The possible existence of a significant financing component within a sales contract is ignored when the time between cash collection and performance is less than one year. Finally, the Company does not disclose any unfulfilled obligations as customer purchase order commitments have an original expected duration of one year or less and no consideration from customers is excluded from the transaction price.

The timing of Eastman's customer billings does not always match the timing of revenue recognition. When the Company is entitled to bill a customer in advance of the recognition of revenue, a contract liability is recognized. When the Company is not entitled to bill a customer until a period after the related recognition of revenue, a contract asset is recognized. Contract assets represent the Company's right to consideration for the exchange of goods under a contract but which are not yet billable to a customer for consignment inventory or pursuant to certain shipping terms. Contract liabilities were $29 million and $18 million as of December 31, 2023 and 2022, respectively, and are included as a part of "Payables and other current liabilities" and "Other long-term liabilities" in the Consolidated Statements of Financial Position. Contract assets were $80 million and $93 million as of December 31, 2023 and 2022, respectively, and are included as a component of "Miscellaneous receivables" in the Consolidated Statements of Financial Position.

For additional information, see Note 20, "Segment and Regional Sales Information".

Pension and Other Postretirement Benefits

Eastman maintains defined benefit pension and other postretirement benefits plans that provide eligible employees with retirement benefits. The estimated amounts of the costs and obligations related to these benefits reflect the Company's assumptions related to discount rates, expected return on plan assets, rate of compensation increase or decrease for employees, and health care cost trends. The estimated cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

Eastman's pension and other postretirement benefit plans costs consist of two elements: 1) ongoing costs recognized quarterly, which are comprised of service and interest costs, expected returns on plan assets, and amortization of prior service credits; and 2) mark-to-market ("MTM") gains and losses recognized annually, in the fourth quarter of each year, primarily resulting from changes in actuarial assumptions for discount rates and the differences between actual and expected returns on plan assets. Any interim remeasurements triggered by a curtailment, settlement, or significant plan changes are recognized in the quarter in which such remeasurement event occurs.

For additional information, see Note 11, "Retirement Plans".

Environmental Costs

Eastman recognizes environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company recognizes the minimum undiscounted amount. This undiscounted amount reflects liabilities expected to be paid within approximately 30 years and the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs.

The Company also establishes reserves for closure and post-closure costs associated with the environmental and other assets it maintains. Environmental assets include but are not limited to waste management units, such as landfills, water treatment facilities, and surface impoundments. When these types of assets are constructed or installed, a loss contingency reserve is established for the anticipated future costs associated with the retirement or closure of the asset based on its expected life and the applicable regulatory closure requirements. The Company recognizes the asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The asset retirement obligations are discounted to expected present value and subsequently adjusted for changes in fair value. These future estimated costs are charged to earnings over the estimated useful life of the assets. If the Company changes its estimate of the environmental asset retirement obligation costs or its estimate of the useful lives of these assets, earnings will be impacted in the period the estimate is changed. The associated estimated asset retirement costs are capitalized as part of the carrying value of the long-lived assets and depreciated over their useful life and charged to "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

Environmental costs are capitalized if they extend the life of the related property, increase its capacity, or mitigate the possibility of future contamination. The cost of operating and maintaining environmental control facilities is charged to "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings, as incurred.

For additional information see Note 13, "Environmental Matters and Asset Retirement Obligations".

Share-Based Compensation

Eastman recognizes compensation expense in "Selling, general and administrative expense" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings for stock options and other share-based compensation awards based upon the grant-date fair value over the substantive vesting period.

For additional information, see Note 18, "Share-Based Compensation Plans and Awards".

Restructuring of Operations

Eastman records restructuring charges for costs incurred in connection with consolidation of operations, exited business or product lines, or shutdowns of specific sites that are expected to be substantially completed within twelve months. These restructuring charges are recorded as incurred, and are associated with site closures, legal and environmental matters, demolition, contract terminations, obsolete inventory, or other costs and charges directly related to the restructuring. The Company records severance charges for employee separations when the separation is probable and reasonably estimable. In the event employees are required to perform future service, the Company records severance charges ratably over the remaining service period of those employees.

For additional information, see Note 16, "Asset Impairments and Restructuring Charges, Net".

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of Eastman's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. The recoverability of the Company's deferred tax assets are evaluated each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize the Company's net deferred tax assets. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be indefinitely reinvested. The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations, which are subject to legal interpretation and management judgment. Eastman's income tax returns are regularly examined by federal, state and foreign tax authorities, and those audits may result in proposed adjustments. The Company has evaluated these potential issues under the more-likely-than-not standard of the accounting literature. A tax position is recognized if it meets this standard and is measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized. Such judgments and estimates may change based on audit settlements, court cases and interpretation of tax laws and regulations. The Company accrues interest related to unrecognized income tax positions, which is included as a component of the income tax provision on the balance sheet. The accrued interest related to unrecognized income tax positions and taxes resulting from the global intangible low-tax income are recorded as a component of the income tax provision.

For additional information, see Note 8, "Income Taxes".

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and readily marketable securities with original maturities of three months or less.

Fair Value Measurements

Eastman records recurring and non-recurring financial assets and liabilities as well as all non-financial assets and liabilities subject to fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. These fair value principles prioritize valuation inputs across three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. An asset or liability's classification within the various levels is determined based on the lowest level input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Eastman maintains allowances for estimated credit losses, which are developed at a market, country, and region level based on risk of collection as well as current and forecasted economic conditions. The Company calculates the allowance based on an assessment of the risk when the accounts receivable is recognized. Write-offs are recorded at the time a customer receivable is deemed uncollectible. Allowance for credit losses was $17 million and $15 million as of December 31, 2023 and 2022, respectively. The Company does not enter into receivables of a long-term nature, also known as financing receivables, in the normal course of business.

Inventories

Inventories measured by the last-in, first-out ("LIFO") method are valued at the lower of cost or market and inventories measured by the first-in, first-out ("FIFO") method are valued at the lower of cost or net realizable value. Eastman determines the cost of most raw materials, work in process, and finished goods inventories in the United States and Switzerland by the LIFO method. The cost of all other inventories is determined by the average cost method, which approximates the FIFO method. The Company writes-down its inventories equal to the difference between the carrying value of inventory and the estimated market value or net realizable value based upon assumptions about future demand and market conditions.

For additional information, see Note 3, "Inventories".

Properties

Eastman records properties at cost. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. When Eastman retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Company records any profit or loss on retirement or other disposition in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. Asset impairments are reflected as increases in accumulated depreciation for properties that have been placed in service. In instances when an asset has not been placed in service and is impaired, the associated costs are removed from the appropriate property accounts.

For additional information, see Note 4, "Properties and Accumulated Depreciation".

Depreciation and Amortization

Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets, generally using the straight-line method. Estimated useful lives for buildings and building equipment generally range from 20 to 50 years. Estimated useful lives generally ranging from 3 to 33 years are applied to machinery and equipment in the following categories: computer software (3 to 5 years); office furniture and fixtures and computer equipment (5 to 10 years); vehicles, railcars, and general machinery and equipment (5 to 20 years); and manufacturing-related improvements (20 to 33 years). Accelerated depreciation is reported when the estimated useful life is shortened and continues to be reported in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

For additional information, see Note 4, "Properties and Accumulated Depreciation".

Amortization expense for definite-lived intangible assets is generally determined using a straight-line method over the estimated useful life of the asset. Amortization expense is reported in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

For additional information, see Note 5, "Goodwill and Other Intangible Assets".

Impairment of Long-Lived Assets

Definite-lived Assets

Properties and equipment and definite-lived intangible assets to be held and used by Eastman are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of properties and equipment and the review of definite-lived intangible assets is performed at the asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recognized for the excess of the carrying amount of the asset over the fair value.

Goodwill

Goodwill is an asset determined as the residual of the purchase price over the fair value of identified assets and liabilities acquired in a business combination. Eastman conducts testing of goodwill for impairment annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The testing of goodwill is performed at the "reporting unit" level which the Company has determined to be its "components". Components are defined as an operating segment or one level below an operating segment, and in order to be a reporting unit, the component must 1) be a "business" as defined by applicable accounting standards (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to the investors or other owners, members, or participants); 2) have discrete financial information available; and 3) be reviewed regularly by Company operating segment management. The Company aggregates certain components into reporting units based on economic similarities. An impairment is recognized when the reporting unit's estimated fair value is less than its carrying value. The Company may use a qualitative analysis or a quantitative analysis in testing the carrying value of goodwill of each reporting unit for impairment. When the quantitative analysis is used, the Company uses an income approach, specifically a discounted cash flow model.

Indefinite-lived Intangible Assets

Eastman conducts testing of indefinite-lived intangible assets annually in the fourth quarter or more frequently when events and circumstances indicate an impairment may have occurred. The carrying value of an indefinite-lived intangible asset is considered to be impaired when the fair value, estimated by appraisal or based on discounted future cash flows of certain related products, is less than the respective carrying value.

Indefinite-lived intangible assets, consisting primarily of various tradenames, are tested for potential impairment by comparing the estimated fair value to the carrying amount. The Company may use a qualitative analysis or a quantitative analysis in testing the carrying value of indefinite-lived intangible assets for impairment. When the quantitative analysis is used, the Company uses an income approach, specifically the relief from royalty method, to test indefinite-lived intangible assets. The estimated fair value of tradenames is determined based on an assumed royalty rate savings, discounted by the calculated market participant estimated weighted average cost of capital ("WACC") plus a risk premium.

For additional information, see Note 5, "Goodwill and Other Intangible Assets".

Leases

There are two types of leases: financing and operating. Both types of leases have associated right-to-use assets and lease liabilities that are valued at the net present value of the lease payments and recognized on the Consolidated Statements of Financial Position. The discount rate used in the measurement of a right-to-use asset and lease liability is the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, the collateralized incremental borrowing rate is used. The Company elected the accounting policy not to apply the recognition and measurement requirements to short-term leases with a term of 12 months or less and do not include a bargain purchase option. Residual guarantee payments that become probable and estimable are recognized as rent expense over the remaining life of the applicable lease.

For lease accounting policies, see Note 12, "Leases and Other Commitments".

Investments

The consolidated financial statements include the accounts of Eastman and all its subsidiaries and entities or joint ventures in which a controlling interest is maintained. The Company includes its share of earnings and losses of such investments in "Net earnings attributable to Eastman" and "Comprehensive income attributable to Eastman" located in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings and in "Total equity" located in the Consolidated Statements of Financial Position.

Investments in affiliates over which the Company has significant influence but not a controlling interest are carried under the equity method of accounting. These investments are included in "Other noncurrent assets" in the Consolidated Statements of Financial Position. The Company includes its share of earnings and losses of such investments in "Other (income) charges, net" located in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

For additional information, see Note 6, "Equity Investments".

Derivative and Non-Derivative Financial Instruments

Eastman uses derivative and non-derivative instruments to manage its exposure to market risks, such as changes in foreign currency exchange rates, commodity prices, and interest rates. The Company does not enter into derivative transactions for speculative purposes.

The Company's derivative instruments are recognized as either assets or liabilities on the Consolidated Statements of Financial Position and measured at fair value. Hedge accounting will be discontinued prospectively for all hedges that no longer qualify for hedge accounting treatment.

For additional information, see Note 10, "Derivative and Non-Derivative Financial Instruments".

Litigation and Contingent Liabilities

From time to time, Eastman and its operations are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a contingent loss liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

For additional information, see Note 14, "Legal Matters".

Working Capital Management and Off Balance Sheet Arrangements

The Company has an off balance sheet, uncommitted accounts receivable factoring program under which entire invoices may be sold to third-party financial institutions. The vast majority of these programs are without recourse. Under these agreements, the Company sells the invoices at face value, less a transaction fee, which substantially equals the carrying value and fair value with no gain or loss recognized, and no credit loss exposure is retained. Available capacity under these programs, which the Company uses as a routine source of working capital funding, is dependent on the level of accounts receivable eligible to be sold and the financial institutions' willingness to purchase such receivables. In addition, certain programs also require that the Company continue to service, administer, and collect the sold accounts receivable at market rates. The total amount of receivables sold in 2023 and 2022 were $2.8 billion and $2.5 billion, respectively.

The Company works with suppliers to optimize payment terms and conditions on accounts payable to enhance timing of working capital and cash flows. Under a supplier finance program, the Company's suppliers may voluntarily sell receivables due from Eastman to a participating financial institution. Eastman's responsibility is limited to making payments on the terms originally negotiated with suppliers, regardless of whether the suppliers sell their receivables to the financial institution. The range of payment terms Eastman negotiates with suppliers are consistent, regardless of whether a supplier participates in the program. No fees are paid by Eastman for the supplier finance program or services fees. Eastman or the financial institution may terminate the program at any time with immediate effect upon 90 days' notice. Confirmed obligations in the supplier finance program of $69 million and $98 million at December 31, 2023 and 2022, respectively, are included in "Payables and other current liabilities" on the Consolidated Statements of Financial Position.

2. DIVESTITURES

Texas City Divestiture

On December 1, 2023, the Company completed the sale of its Texas City operations, which was reported in the Chemical Intermediates ("CI") segment ("Texas City Operations"). The sale excluded the plasticizer operations. The Company will provide certain transition and post-closing services on agreed terms. The business was not reported as a discontinued operation because the sale did not have a major effect on the Company's operations and financial results.

The total estimated consideration, after estimates of post-closing adjustments, was $498 million. The divestiture resulted in a $323 million gain.

The major classes of divested assets and liabilities as of the date of the divestiture were as follows:

(Dollars in millions)		
Assets divested		
Trade receivables, net of allowance for doubtful accounts	$	12
Inventories		7
Other assets		17
Properties, net of accumulated depreciation		103
Goodwill		67
Intangible assets, net of accumulated amortization		3
Assets divested		209
Liabilities divested		
Payables and other current liabilities		10
Other liabilities		24
Liabilities divested		34
Disposal group, net	$	175

Adhesives Resins Divestiture

On April 1, 2022, the Company and certain of its subsidiaries completed the sale of its adhesives resins business, which included hydrocarbon resins (including Eastman Impera™ tire resins), pure monomer resins, polyolefin polymers, rosins and dispersions, and oleochemical and fatty-acid based resins product lines ("adhesives resins"), of its Additives & Functional Products ("AFP") segment. The Company provided certain business transition and post-closing services to the buyer on agreed terms, which were completed in 2022. The business was not reported as a discontinued operation because the sale did not have a major effect on the Company's operations and financial results. Included in the adhesives resins divestiture was the 50 percent interest in a joint venture that has a manufacturing facility in Nanjing, China, which produces Eastotac™ hydrocarbon tackifying resins for pressure-sensitive adhesives, caulks, and sealants.

The total consideration, after post-closing adjustments, was $957 million. The divestiture resulted in a $1 million loss (including cumulative translation adjustment liquidation of $10 million and certain costs to sell of $13 million).

The major classes of divested assets and liabilities as of the date of the divestiture were as follows:

(Dollars in millions)		
Assets divested		
Trade receivables, net of allowance for doubtful accounts	$	129
Inventories		163
Other assets		21
Properties, net of accumulated depreciation		303
Goodwill		399
Intangible assets, net of accumulated amortization		14
Assets divested		1,029
Liabilities divested		
Payables and other liabilities		83
Deferred tax liability		7
Other liabilities		4
Liabilities divested		94
Disposal group, net	$	935

The Company recognized $13 million and $3 million of transaction costs for the divested business in 2022 and 2021, respectively. Transaction costs are expensed as incurred and are included in "Selling, general and administrative expenses" ("SG&A") in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

Rubber Additives Divestiture

On November 1, 2021, the Company and certain of its subsidiaries completed the sale of its rubber additives (including Crystex™ insoluble sulfur and Santoflex™ antidegradants) and other product lines and related assets and technology of the global tire additives business ("rubber additives") of its AFP segment. The sale did not include the Eastman Impera™ and other performance resins product lines of the tire additives business. The Company provided certain business transition and post-closing services to the buyer on agreed terms, which were completed in 2022. The business was not reported as a discontinued operation because the sale did not have a major effect on the Company's operations and financial results.

The total consideration, after post-closing adjustments and ongoing agreements through October 2027, was $640 million. The divestiture resulted in a $594 million loss (including cumulative translation adjustment liquidation of $23 million and certain costs to sell of $7 million), of which $42 million was recorded in 2022.

The major classes of divested assets and liabilities were as follows:

(Dollars in millions)		
Assets divested		
Trade receivables, net of allowance for doubtful accounts	$	107
Inventories		94
Other assets		26
Properties, net of accumulated depreciation		298
Goodwill		398
Intangible assets, net of accumulated amortization		381
Assets divested		1,304
Liabilities divested		
Payables and other liabilities		48
Post-employment obligations		34
Other liabilities		18
Liabilities divested		100
Disposal group, net	$	1,204

Separately, the Company recognized $5 million and $15 million of transaction costs for the divested business in 2022 and 2021, respectively. Transaction costs are expensed as incurred and are included in SG&A in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

3. INVENTORIES

		December 31,	
(Dollars in millions)		2023	2022
Finished goods	$	1,193 $	1,347
Work in process		293	297
Raw materials and supplies		618	743
Total inventories at FIFO or average cost		2,104	2,387
Less: LIFO reserve		421	493
Total inventories	$	1,683 $	1,894

Inventories valued on the LIFO method were approximately 50 percent of total inventories at both December 31, 2023 and 2022.

4. PROPERTIES AND ACCUMULATED DEPRECIATION

		December 31,	
(Dollars in millions)		2023	2022
Properties			
Land	$	114 $	140
Buildings		1,482	1,394
Machinery and equipment		10,750	10,543
Construction in progress		1,228	865
Properties and equipment at cost	$	13,574 $	12,942
Less: Accumulated depreciation		8,026	7,782
Net properties	$	5,548 $	5,160

Depreciation expense was $405 million, $384 million, and $426 million for 2023, 2022, and 2021, respectively.

Cumulative construction-period interest of $100 million and $93 million, reduced by accumulated depreciation of $46 million and $43 million, is included in net properties at December 31, 2023 and 2022, respectively.

Eastman capitalized $18 million, $9 million, and $5 million of interest in 2023, 2022, and 2021, respectively.

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

Below is a summary of the change in goodwill during 2023 and 2022.

(Dollars in millions)	Advanced Materials		Additives & Functional Products		Chemical Intermediates		Other		Total	
Balance at December 31, 2021	$	1,286	$	1,585	$	760	$	10	$	3,641
Acquisitions [1]		15		30		—		—		45
Currency translation and other adjustments		(5)		(14)		(3)		—		(22)
Balance at December 31, 2022	$	1,296	$	1,601	$	757	$	10	$	3,664
Adjustments to net goodwill resulting from reorganization [2]		—		569		(569)		—		—
Acquisition		34		—		—		—		34
Divestiture		—		—		(67)		—		(67)
Currency translation and other adjustments		—		12		3		—		15
Balance at December 31, 2023	$	1,330	$	2,182	$	124	$	10	$	3,646

[1]   Measurement period adjustments related to prior year acquisitions.
[2]   The amount was determined using the relative fair value approach. Goodwill impacted by the product moves announced in first quarter 2023 was assessed for impairment at the time of the reorganization.

The reported balance of goodwill included accumulated impairment losses of $106 million, $12 million, and $14 million in the AFP segment, CI segment, and other segments, respectively, at both December 31, 2023 and 2022.

The carrying amounts of intangible assets follow:

(Dollars in millions)	Estimated Useful Life in Years		December 31, 2023					December 31, 2022				
			Gross Carrying Value		Accumulated Amortization	Net Carrying Value		Gross Carrying Value		Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:											
Customer relationships	10 - 25	$	1,149	$	592	$ 557	$	1,134	$	535	$	599
Technology	10 - 20		527		356	171		505		331		174
Other	18 - 37		87		34	53		110		32		78
Indefinite-lived intangible assets:											
Tradenames			350		—	350		349		—		349
Other			7		—	7		10		—		10
Total identified intangible assets		$	2,120	$	982	$ 1,138	$	2,108	$	898	$	1,210

Amortization expense of definite-lived intangible assets was $86 million, $87 million, and $108 million for 2023, 2022, and 2021, respectively. Estimated amortization expense for future periods is $86 million in 2024, $81 million in 2025 and 2026, and $69 million in 2027 and 2028.

6. EQUITY INVESTMENTS

Eastman owns a 50 percent or less interest in joint ventures which are accounted for under the equity method. As of December 31, 2023 and 2022, these include a joint venture with a 50 percent interest for the manufacture of compounded cellulose diacetate ("CDA") in Shenzhen, China. CDA is a bio-derived material, which is used in various injection molded applications, including but not limited to ophthalmic frames, tool handles, and other end-use products. The Company owns a 45 percent interest in a joint venture with China National Tobacco Corporation that manufactures acetate tow in Hefei, China. These joint ventures also include a 40 percent interest in a joint venture that is building a manufacturing facility in Kingsport, Tennessee. The Kingsport facility will produce acetylated wood. At December 31, 2023 and 2022, the Company's total equity investments was $106 million and $111 million, respectively, included in "Other noncurrent assets" in the Consolidated Statements of Financial Position.

7. PAYABLES AND OTHER CURRENT LIABILITIES

	December 31,	
(Dollars in millions)	2023	2022
Trade creditors	$ 1,170	$ 1,319
Accrued payrolls, vacation, and variable-incentive compensation	222	164
Accrued taxes	192	157
Post-employment obligations	86	103
Dividends payable to stockholders	95	94
Other	270	288
Total payables and other current liabilities	$ 2,035	$ 2,125

The "Other" above consists primarily of accruals for the current portion of operating lease liabilities, interest payable, hedging liabilities, and miscellaneous accruals.

8. INCOME TAXES

Components of earnings before income taxes and the provision for U.S. and other income taxes from operations follow:

	For years ended December 31,		
(Dollars in millions)	2023	2022	2021
Earnings before income taxes			
United States	$ 357	$ 205	$ 645
Outside the United States	730	772	437
Total	$ 1,087	$ 977	$ 1,082
Provision for income taxes			
United States Federal			
Current	$ 133	$ 179	$ 114
Deferred	(39)	(76)	18
Outside the United States			
Current	153	105	115
Deferred	(35)	(10)	(42)
State and other			
Current	7	33	24
Deferred	(28)	(50)	(14)
Total	$ 191	$ 181	$ 215

The following represents the deferred tax (benefit) charge recorded as a component of "Accumulated other comprehensive income (loss)" ("AOCI") in the Consolidated Statements of Financial Position:

	For years ended December 31,		
(Dollars in millions)	**2023**	**2022**	**2021**
Cumulative translation adjustment	$ 11	$ —	$ —
Defined benefit pension and other postretirement benefit plans	(6)	(7)	(10)
Derivatives and hedging	(9)	(1)	21
Total	$ (4)	$ (8)	$ 11

Total income tax expense (benefit) included in the consolidated financial statements was composed of the following:

	For years ended December 31,		
(Dollars in millions)	**2023**	**2022**	**2021**
Earnings before income taxes	$ 191	$ 181	$ 215
Other comprehensive income	(4)	(8)	11
Total	$ 187	$ 173	$ 226

Differences between the provision for income taxes and income taxes computed using the U.S. Federal statutory income tax rate follow:

	For years ended December 31,		
(Dollars in millions)	**2023**	**2022**	**2021**
Amount computed using the statutory rate	$ 228	$ 205	$ 225
State income taxes, net	(26)	(27)	(4)
Foreign rate variance	(78)	(16)	(28)
Change in reserves for tax contingencies	105	27	(39)
General business credits	(81)	(44)	(21)
U.S. tax on foreign earnings, net of credits	22	(17)	2
Divestitures	14	37	89
Tax law changes and tax loss from outside-U.S. entity reorganizations	—	—	(15)
Other	7	16	6
Provision for income taxes	$ 191	$ 181	$ 215
Effective income tax rate	18 %	19 %	20 %

The 2023 provision for income taxes includes an increase related to uncertain tax positions, a decrease related to general business credits, and a decrease related to the foreign rate variance due to the Company's mix of earnings.

The 2022 provision for income taxes includes decreases related to general business credits and the release of a state valuation allowance, offset by the impacts of the business divestitures.

The 2021 provision for income taxes includes decreases related to uncertain tax positions, the foreign rate variance due to the Company's mix of earnings, and general business credits, offset by the impacts of the divestiture of rubber additives.

Income tax incentives, in the form of tax holidays, have been granted to the Company in certain jurisdictions to attract investment and encourage industrial development. The expiration of these tax holidays varies by country. The tax holidays are conditional on the Company meeting certain requirements, including employment and investment thresholds; determination of compliance with these conditions may be subject to challenge by tax authorities in those jurisdictions. No individual tax holiday had a material impact to the Company's earnings in 2023, 2022, or 2021.

The significant components of deferred tax assets and liabilities follow:

	December 31,	
(Dollars in millions)	2023	2022
Deferred tax assets		
Post-employment obligations	$ 158	$ 150
Net operating loss carryforwards	690	645
Tax credit carryforwards	268	236
Environmental contingencies	68	64
Capitalized research and development expenses	322	139
Other	264	239
Total deferred tax assets	1,770	1,473
Less: Valuation allowance	183	258
Deferred tax assets less valuation allowance	$ 1,587	$ 1,215
Deferred tax liabilities		
Property, plant, and equipment	$ (952)	$ (849)
Intangible assets	(270)	(272)
Investments	(516)	(441)
Deferred gain	(160)	(58)
Other	(134)	(143)
Total deferred tax liabilities	$ (2,032)	$ (1,763)
Net deferred tax liabilities	$ (445)	$ (548)
As recorded in the Consolidated Statements of Financial Position:		
Other noncurrent assets	$ 156	$ 123
Deferred income tax liabilities	(601)	(671)
Net deferred tax liabilities	$ (445)	$ (548)

All foreign earnings, with the exception of short-term liquid assets on certain foreign subsidiaries, including basis differences, continue to be considered indefinitely reinvested. As of December 31, 2023, unremitted earnings of subsidiaries outside the U.S. totaled approximately $3.5 billion of which a substantial portion has already been subject to U.S. tax. The Company has not determined the deferred tax liability associated with these unremitted earnings and basis differences, as such determination is not practicable.

At December 31, 2023, foreign net operating loss carryforwards totaled $2.5 billion. Of this amount, $900 million will expire in 1 to 20 years and $1.6 billion of the carryforwards have no expiration date. A valuation allowance of approximately $59 million has been provided against such net operating loss carryforwards and other foreign deferred income tax balances.

At December 31, 2023, there were no federal net operating loss carryforwards available to offset future taxable income. At December 31, 2023, foreign tax credit carryforwards of approximately $89 million were available to reduce possible future U.S. income taxes, which expire from 2024 to 2033. As a result of the 2017 Tax Cuts and Jobs Act ("Tax Reform Act"), the Company may no longer be able to utilize certain U.S. foreign tax credit carryforwards. A valuation allowance of $79 million has been established on a portion of deferred tax assets as of December 31, 2023.

A partial valuation allowance of $42 million has been established for the Solutia, Inc. ("Solutia") state net operating loss carryforwards. The valuation allowance will be retained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized, or the related statute expires.

The Tax Reform Act eliminated the option to deduct research and development ("R&D") expenses in the period incurred and requires R&D expenses to be capitalized and amortized beginning in 2022.

Amounts due to and from tax authorities as recorded in the Consolidated Statements of Financial Position:

(Dollars in millions)	December 31, 2023	December 31, 2022
Miscellaneous receivables	$ 62	$ 35
Payables and other current liabilities	$ 133	$ 95
Other long-term liabilities	287	174
Total income taxes payable	$ 420	$ 269

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(Dollars in millions)	2023	2022	2021
Balance at January 1	$ 235	$ 200	$ 257
Adjustments based on tax positions related to current year	33	11	6
Adjustments based on tax positions related to prior years	68	24	2
Lapse of statute of limitations	(9)	—	(45)
Settlements	(7)	—	(20)
Balance at December 31 [1]	$ 320	$ 235	$ 200

[1] Approximately $313 million of the unrecognized tax benefits as of December 31, 2023, would, if recognized, impact the Company's effective tax rate.

A reconciliation of the beginning and ending amounts of accrued interest related to unrecognized tax positions is as follows:

(Dollars in millions)	2023	2022	2021
Balance at January 1	$ 22	$ 13	$ 13
Expense for interest, net of tax	17	9	9
Income for interest, net of tax	—	—	(9)
Balance at December 31	$ 39	$ 22	$ 13

Accrued penalties related to unrecognized tax positions were immaterial as of December 31, 2023, 2022, and 2021.

Eastman files federal income tax returns in the U.S. and income tax returns in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2017. With few exceptions, Eastman is no longer subject to foreign, state, and local income tax examinations by tax authorities for years before 2015. Solutia and related subsidiaries are no longer subject to state and local income tax examinations for years before 2002.

It is reasonably possible that, as a result of the resolution of federal, state, and foreign examinations and appeals, and the expiration of various statutes of limitation, unrecognized tax benefits could decrease within the next twelve months by up to $45 million.

9.   BORROWINGS

(Dollars in millions)	December 31, 2023	December 31, 2022
Borrowings consisted of:		
1.50% notes due May 2023 [(1)]	$ —	$ 800
7.25% debentures due January 2024	198	198
7.625% debentures due June 2024	43	43
3.80% notes due March 2025	696	693
1.875% notes due November 2026 [(1)]	550	530
7.60% debentures due February 2027	196	196
4.5% notes due December 2028	495	495
5.75% notes due March 2033 [(2)]	496	—
4.8% notes due September 2042	495	494
4.65% notes due October 2044	878	877
2024 Term Loan	300	—
2027 Term Loan	499	499
Commercial paper and short-term borrowings	—	326
Total borrowings	4,846	5,151
Less: Borrowings due within one year	541	1,126
Long-term borrowings	$ 4,305	$ 4,025

[(1)]   The carrying value of the euro-denominated 1.50% notes due May 2023 and 1.875% notes due November 2026 fluctuates with changes in the euro to U.S. dollar exchange rate. The carrying value of these euro-denominated borrowings have been designated as non-derivative net investment hedges of a portion of the Company's net investments in euro functional-currency denominated subsidiaries to offset foreign currency fluctuations.

[(2)]   Net proceeds from the bond issuance will be used to finance or refinance existing and future eligible green investment initiatives which contribute to Eastman's environmental sustainability strategy (a green bond).

In 2023, the Company issued $500 million aggregate principal amount of 5.75% notes due March 2033 in a registered public offering (the "2023 Notes"). Net proceeds from the 2023 Notes were allocated to eligible projects to advance Eastman's sustainability goals of mitigating climate change, mainstreaming circular economy, and caring for society. Proceeds from the sale of the notes, net of original issue discounts, and issuance costs were $496 million. Additionally, the Company repaid the 1.5% notes due May 2023, of which $808 million, including the foreign currency impact, was repaid from a combination of available cash and debt proceeds. There were no debt extinguishment costs associated with the repayment of this debt. Total consideration for this redemption is reported under financing activities on the Consolidated Statements of Cash Flows.

Credit Facility, Term Loans, and Commercial Paper Borrowings

The Company has access to a $1.50 billion revolving credit agreement (the "Credit Facility") that was amended in March 2023. The amendment replaced the London Interbank Offered Rate-based ("LIBOR") reference interest rate option with a reference interest rate option based upon Term Secured Overnight Financing Rate ("SOFR") (as defined in the Credit Facility). All other material terms of the Credit Facility remain unchanged. Borrowings under the Credit Facility are subject to interest at varying spreads above quoted market rates and a commitment fee is paid on the total unused commitment. The Credit Facility includes sustainability-linked pricing terms, provides available liquidity for general corporate purposes, and supports commercial paper borrowings. Commercial paper borrowings are classified as short-term. At December 31, 2023 and 2022, the Company had no outstanding borrowings under the Credit Facility. At December 31, 2023, the Company had no outstanding commercial paper borrowings. At December 31, 2022, the Company's commercial paper borrowings were $326 million with a weighted average interest rate of 4.85%.

In 2023, the Company borrowed $300 million under a delayed draw two-year term loan (the "2024 Term Loan"), which was executed in fourth quarter 2022. As of December 31, 2023 the 2024 Term Loan balance outstanding was $300 million with a variable interest rate of 6.58%. In 2022, the Company borrowed $500 million under a five-year term loan agreement (the "2027 Term Loan"). The 2027 Term Loan balance outstanding was $499 million at both December 31, 2023 and December 31, 2022, with a variable interest rate of 6.58% and 5.55%, respectively. Borrowings under the 2024 Term Loan and 2027 Term Loan are subject to interest at varying spreads above quoted market rates.

The Credit Facility, the 2024 Term Loan, and the 2027 Term Loan contain customary covenants, including requirements to maintain certain financial ratios, that determine the events of default, amounts available, and terms of borrowings. The Company was in compliance with all applicable covenants at both December 31, 2023 and 2022.

Fair Value of Borrowings

Eastman has classified its total borrowings at December 31, 2023 and 2022 under the fair value hierarchy as defined in the accounting policies in Note 1, "Significant Accounting Policies". The fair value for fixed-rate debt securities is based on quoted market prices for the same or similar debt instruments and is classified as Level 2. The fair value for the Company's other borrowings, under the Term Loans and commercial paper, equals the carrying value and is classified as Level 2. At December 31, 2023 and 2022, the fair value of total borrowings was $4.7 billion and $4.9 billion, respectively. The Company had no borrowings classified as Level 1 or Level 3 as of December 31, 2023 and 2022.

Subsequent Actions

In January 2024, the Company repaid the 7.25% notes due January 2024 ($198 million principal) using available cash. There were no debt extinguishment costs associated with the repayment of this debt.

10. DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

Overview of Hedging Programs

Eastman is exposed to market risks, such as changes in foreign currency exchange rates, commodity prices, and interest rates. To mitigate these market risks and their effects on the cash flows of the underlying transactions and investments in foreign subsidiaries, the Company uses various derivative and non-derivative financial instruments, when appropriate, in accordance with the Company's hedging strategy and policies. Designation is performed on a specific exposure basis to support hedge accounting. The Company does not enter into derivative transactions for speculative purposes.

Cash Flow Hedges

Cash flow hedges are derivative instruments designated as and used to hedge the exposure to variability in expected future cash flows that are attributable to a particular risk. The derivative instruments that are designated and qualify as a cash flow hedge are reported on the balance sheet at fair value and the changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the anticipated cash flows of the underlying exposures being hedged. The change in the hedge instrument is reported as a component of AOCI located in the Consolidated Statements of Financial Position and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Cash flows from cash flow hedges are classified as operating activities in the Consolidated Statements of Cash Flows.

Foreign Currency Exchange Rate Hedging

Eastman manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to changes in foreign currency exchange rates. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. To manage the remaining exposure, the Company enters into currency option and forward cash flow hedges to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within a rolling three year period and denominated in foreign currencies (principally the euro). Additionally, the Company, from time to time, enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies.

In fourth quarter 2022, the Company de-designated and monetized certain forward cash flow hedges. The resulting unrealized gain of $27 million was recorded in AOCI and was primarily recognized in earnings in 2023 as the underlying forecasted transactions impacted earnings.

Commodity Hedging

Certain raw material and energy sources used by Eastman, as well as sales of certain commodity products by the Company, are subject to price volatility caused by weather, supply and demand conditions, economic variables and other unpredictable factors. This volatility is primarily related to the market pricing of benzene, ethane, ethylene, natural gas, paraxylene, and propane. In order to mitigate expected fluctuations in market prices, from time to time, the Company enters into option and forward contracts and designates these contracts as cash flow hedges. The Company currently hedges commodity price risks using derivative financial instrument transactions within a rolling three year period. The Company weights its hedge portfolio more heavily in the first year with declining coverage over the remaining periods.

Interest Rate Hedging

Eastman's policy is to manage interest expense using a mix of fixed and variable rate debt. To manage interest rate risk effectively, the Company, from time to time, enters into cash flow interest rate derivative instruments, primarily forward starting swaps and treasury locks, to hedge the Company's exposure to movements in interest rates prior to anticipated debt offerings. These instruments are designated as cash flow hedges.

In 2022, the Company settled the notional amount of $75 million associated with the 2022 forward starting interest rate swap, resulting in a cash gain of $13 million which is included as part of operating activities in the Consolidated Statements of Cash Flows. The recognized gain from cash flow hedges of $1 million is included within "Net interest expense" on the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings and the unrecognized gain of $12 million from cash flow hedges is included in AOCI on the Consolidated Statements of Financial Position.

Fair Value Hedges

Fair value hedges are defined as derivative or non-derivative instruments designated as and used to hedge the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk. The derivative instruments that are designated and qualify as fair value hedges are reported as "Long-term borrowings" on the Consolidated Statements of Financial Position at fair value and the changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the anticipated fair value of the underlying exposures being hedged. The net of the change in the hedge instrument and item being hedged for qualifying fair value hedges is recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Cash flows from fair value hedges are classified as operating activities in the Consolidated Statements of Cash Flows.

Interest Rate Hedging

Eastman's policy is to manage interest expense using a mix of fixed and variable rate debt. To manage the Company's mix of fixed and variable rate debt effectively, from time to time, the Company enters into interest rate swaps in which the Company agrees to exchange the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. These swaps are designated as hedges of the fair value of the underlying debt obligations and the interest rate differential is reflected as an adjustment to interest expense over the life of the swaps.

Net Investment Hedges

Net investment hedges are defined as derivative or non-derivative instruments designated as and used to hedge the foreign currency exposure of the net investment in certain foreign operations. The net of the change in the hedge instrument and item being hedged for qualifying net investment hedges is reported as a component of the "Cumulative Translation Adjustment" ("CTA") within AOCI located in the Consolidated Statements of Financial Position. Cash flows from the CTA component are classified as operating activities in the Consolidated Statements of Cash Flows. Recognition in earnings of amounts previously recognized in CTA is limited to circumstances such as complete or substantially complete liquidation of the net investment in the hedged foreign operation. In the event of a complete or substantially complete liquidation of the net investment, cash flows from net investment hedges are classified as investing activities in the Consolidated Statements of Cash Flows.

For derivative cross-currency interest rate swap net investment hedges, gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in CTA within AOCI and recognized in earnings through the periodic swap interest accruals. The cross-currency interest rate swaps designated as net investment hedges are included as part of "Other long-term liabilities", "Other noncurrent assets", "Payables and other current liabilities", or "Other current assets" on the Consolidated Statements of Financial Position. Cash flows from excluded components are classified as operating activities in the Consolidated Statements of Cash Flows.

Eastman enters into fixed-to-fixed cross-currency swaps and designates these swaps to hedge a portion of its net investment in a non-U.S. dollar functional currency denominated subsidiary against foreign currency fluctuations. These contracts involve the exchange of fixed U.S. dollars with fixed foreign currency interest payments periodically over the life of the contracts and an exchange of the notional amounts at maturity.

In first quarter 2023, Eastman entered into fixed-to-fixed cross-currency swaps of $300 million (€283 million) maturing March 2033 and $50 million (¥6.7 billion) maturing March 2025.

In third quarter 2023, Eastman entered into fixed-to-fixed cross-currency swaps of $375 million (€340 million) maturing March 2025 and $125 million (€113 million) maturing December 2028. Additionally, Eastman voluntarily terminated and reentered into fixed-to-fixed cross-currency swaps of $375 million (€340 million terminated; €351 million reentered) maturing March 2025, $305 million (€265 million terminated; €285 million reentered) maturing December 2028, and $50 million (¥6.7 billion terminated; ¥7.4 billion reentered) maturing March 2025.

The termination of cross-currency swaps in third quarter 2023 resulted in a $34 million gain recognized in CTA. The related cash flows were classified as investing activities in the Consolidated Statements of Cash Flows.

In 2022, the Company terminated fixed-to-fixed cross-currency swaps designated to hedge a portion of its net investment in a euro functional currency denominated subsidiary against foreign currency fluctuations. The notional amount terminated was €266 million ($320 million) which was scheduled to mature in August 2022. The termination resulted in a $40 million gain recognized in CTA. The related cash flows were classified as investing activities in the Consolidated Statements of Cash Flows.

In January 2024, in conjunction with the repayment of the 7.25% notes due January 2024, the Company terminated fixed-to-fixed cross-currency swaps of $190 million (€165 million) maturing January 2024.

Summary of Financial Position and Financial Performance of Hedging Instruments

The following table presents the notional amounts outstanding at December 31, 2023 and 2022 associated with Eastman's hedging programs.

Notional Outstanding	December 31, 2023	December 31, 2022
Derivatives designated as cash flow hedges:		
Foreign Exchange Forward and Option Contracts (in millions)		
EUR/USD (in EUR)	€405	€573
Commodity Forward and Collar Contracts		
Energy (in million british thermal units)	11	3
Derivatives designated as fair value hedges:		
Fixed-for-floating interest rate swaps (in millions)	$75	$75
Derivatives designated as net investment hedges:		
Cross-currency interest rate swaps (in millions)		
EUR/USD (in EUR)	€1,354	€587
JPY/USD (in JPY)	¥7,385	—
Non-derivatives designated as net investment hedges:		
Foreign Currency Net Investment Hedges (in millions)		
EUR/USD (in EUR)	€498	€1,247

Fair Value Measurements

For additional information on fair value measurement, see Note 1, "Significant Accounting Policies".

All the Company's derivative assets and liabilities are currently classified as Level 2. Level 2 fair value is based on estimates using standard pricing models. These standard pricing models use inputs that are derived from or corroborated by observable market data such as interest rate yield curves and currency spot and forward rates. The fair value of commodity contracts is derived using forward curves supplied by an industry recognized and unrelated third party. In addition, on an ongoing basis, the Company compares a subset of its valuations against valuations received from the counterparties to validate the accuracy of its standard pricing models. The Company had no derivatives classified as Level 1 or Level 3 as of December 31, 2023 or December 31, 2022. Counterparties to these derivative contracts are highly rated financial institutions which the Company believes carry minimal risk of nonperformance and the Company diversifies its positions among such counterparties to reduce its exposure to counterparty risk and credit losses. The Company monitors the creditworthiness of its counterparties on an ongoing basis. The Company did not realize a credit loss during the years ended December 31, 2023 or 2022.

All the Company's derivative contracts are subject to master netting arrangements, or similar agreements, which provide for the option to settle contracts on a net basis when they settle on the same day and in the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event. The Company does not have any cash collateral due under such agreements.

The Company presents derivative contracts on a gross basis within the Consolidated Statements of Financial Position. The following table presents the financial assets and liabilities valued on a recurring and gross basis and includes where the financial assets and liabilities are located within the Consolidated Statements of Financial Position as of December 31, 2023 and 2022.

The Financial Position and Fair Value Measurements of Hedging Instruments on a Gross Basis

(Dollars in millions)

Derivative Type	Statements of Financial Position Location	December 31, 2023 Level 2	December 31, 2022 Level 2
Derivatives designated as cash flow hedges:			
Commodity contracts	Other current assets	$ —	$ 3
Derivatives designated as fair value hedges:			
Fixed-for-floating interest rate swap	Other current assets	1	1
Derivatives designated as net investment hedges:			
Cross-currency interest rate swaps	Other current assets	8	—
Cross-currency interest rate swaps	Other noncurrent assets	18	72
Total Derivative Assets		$ 27	$ 76
Derivatives designated as cash flow hedges:			
Commodity contracts	Payables and other current liabilities	$ 19	$ 3
Foreign exchange contracts	Payables and other current liabilities	8	8
Foreign exchange contracts	Other long-term liabilities	2	4
Derivatives designated as fair value hedges:			
Fixed-for-floating interest rate swap	Long-term borrowings	3	5
Derivatives designated as net investment hedges:			
Cross-currency interest rate swaps	Other long-term liabilities	61	—
Total Derivative Liabilities		$ 93	$ 20
Total Net Derivative Assets (Liabilities)		$ (66)	$ 56

In addition to the fair value associated with derivative instruments designated as cash flow hedges, fair value hedges, and net investment hedges noted in the table above, the Company had a carrying value of $550 million and $1.3 billion associated with non-derivative instruments designated as foreign currency net investment hedges as of December 31, 2023 and 2022, respectively. The designated foreign currency-denominated borrowings are included as part of "Long-term borrowings" within the Consolidated Statements of Financial Position.

As of December 31, 2023 and 2022, the following amounts were included within the Consolidated Statements of Financial Position related to cumulative basis adjustments for fair value hedges.

(Dollars in millions) **Line item in the Consolidated Statements of Financial Position in which the hedged item is included**	**Carrying amount of the hedged liabilities**		**Cumulative amount of fair value hedging loss adjustment included in the carrying amount of the hedged liability**	
	December 31, 2023	**December 31, 2022**	**December 31, 2023**	**December 31, 2022**
Long-term borrowings	$ 72	$ 79	$ (3)	$ 5

The following table presents the effect of the Company's hedging instruments on Other comprehensive income (loss), net of tax ("OCI") and financial performance for the twelve months ended December 31, 2023, 2022, and 2021:

(Dollars in millions) **Hedging Relationships**	**Change in amount of after tax gain/(loss) recognized in OCI on Derivatives**			**Pre-tax amount of gain/(loss) reclassified from AOCI into income**		
	December 31,			**December 31,**		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Derivatives in cash flow hedging relationships:						
Commodity contracts	$ (14)	$ (11)	$ 15	$ (10)	$ 36	$ 20
Foreign exchange contracts	(14)	(2)	39	12	45	(7)
Forward starting interest rate and treasury lock swap contracts	2	10	9	(3)	(6)	(9)
Non-derivatives in net investment hedging relationships (pre-tax):						
Net investment hedges	(30)	85	116	—	—	—
Derivatives in net investment hedging relationships (pre-tax):						
Cross-currency interest rate swaps	(32)	63	74	—	—	—
Cross-currency interest rate swaps excluded component	(42)	(1)	(12)	—	—	—

The following table presents the effect of fair value and cash flow hedge accounting on the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings for 2023, 2022, and 2021.

Location and Amount of Gain or (Loss) Recognized in Earnings on Fair Value and Cash Flow Hedging Relationships

		Twelve Months							
	2023			**2022**			**2021**		
(Dollars in millions)	**Sales**	**Cost of Sales**	**Net interest expense**	**Sales**	**Cost of Sales**	**Net interest expense**	**Sales**	**Cost of Sales**	**Net interest expense**
Total amounts of income and expense line items presented in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in which the effects of fair value or cash flow hedges are recognized									
	$ 9,210	$ 7,149	$ 215	$10,580	$ 8,443	$ 182	$10,476	$ 7,976	$ 198
The effects of fair value and cash flow hedging:									
Gain or (loss) on fair value hedging relationships:									
Interest contracts (fixed-for-floating interest rate swaps):									
Hedged items			3			2			2
Derivatives designated as hedging instruments			(3)			(2)			(2)
Gain or (loss) on cash flow hedging relationships:									
Interest contracts (forward starting interest rate and treasury lock swap contracts):									
Amount reclassified from AOCI into earnings			(3)			(6)			(9)
Commodity Contracts:									
Amount reclassified from AOCI into earnings		(10)			36			20	
Foreign Exchange Contracts:									
Amount reclassified from AOCI into earnings	12			45			(7)		

The Company enters into foreign exchange derivatives denominated in multiple currencies which are transacted and settled in the same quarter. These derivatives are not designated as hedges due to the short-term nature and the gains or losses on these derivatives are marked-to-market in the line item "Other (income) charges, net" of the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings. The Company recognized a net loss of $5 million in 2023, a net loss of $11 million in 2022, and no gain or loss in 2021 on these derivatives.

Pre-tax monetized positions and MTM gains and losses from raw materials and energy, currency, and certain interest rate hedges that were included in AOCI included losses of $4 million at December 31, 2023 and gains of $134 million at December 31, 2022. The change in AOCI in 2023 compared to 2022 are primarily as a result of an increase in foreign currency exchange rates, particularly the euro. If realized, approximately $24 million in pre-tax losses will be reclassified into earnings during the next 12 months, including foreign exchange contracts prospectively dedesignated and monetized in 2022.

11. RETIREMENT PLANS

As described below, Eastman offers various postretirement benefits to its employees.

Defined Contribution Plans

Eastman sponsors a defined contribution employee stock ownership plan (the "ESOP"), which is a component of the Eastman Investment Plan and Employee Stock Ownership Plan ("EIP/ESOP"), under Section 401(a) of the Internal Revenue Code. Eastman made a contribution in February 2024 to the EIP/ESOP for substantially all U.S. employees equal to 5 percent of their eligible compensation for the 2023 plan year. Employees may allocate contributions to other investment funds within the EIP from the ESOP at any time without restrictions. Allocated shares in the ESOP totaled 1,899,512; 1,871,624; and 1,909,362 shares as of December 31, 2023, 2022, and 2021, respectively. Dividends on shares held by the EIP/ESOP are charged to retained earnings. All shares held by the EIP/ESOP are treated as outstanding in computing earnings per share ("EPS").

In 2006, the Company amended its EIP/ESOP to provide a Company match of 50 percent of the first 7 percent of an employee's compensation contributed to the plan for employees who are hired on or after January 1, 2007. Employees who are hired on or after January 1, 2007, are also eligible for the contribution to the ESOP as described above.

Charges for domestic contributions to the EIP/ESOP were $79 million, $81 million, and $73 million for 2023, 2022, and 2021, respectively.

Defined Benefit Pension Plans and Other Postretirement Benefit Plans

Pension Plans

Eastman maintains defined benefit pension plans that provide eligible employees with retirement benefits.

Effective January 1, 2000, the Company's Eastman Retirement Assistance Plan, a U.S. defined benefit pension plan, was amended. Employees' accrued pension benefits earned prior to January 1, 2000 are calculated based on previous plan provisions using the employee's age, years of service, and final average compensation as defined in the plans. The amended plan uses a pension equity formula to calculate an employee's retirement benefits from January 1, 2000 forward. Benefits payable will be the combined pre-2000 and post-1999 benefits. Employees hired on or after January 1, 2007 are not eligible to participate in Eastman's U.S. defined benefit pension plans.

Benefits are paid to employees from trust funds. Contributions to the trust funds are made as permitted by laws and regulations. The pension trust funds do not directly own any of the Company's common stock.

Pension coverage for employees of Eastman's non-U.S. operations is provided, to the extent deemed appropriate, through separate plans. The Company systematically provides for obligations under such plans by depositing funds with trustees, under insurance policies, or by book reserves.

Other Postretirement Benefit Plans

Under its other postretirement benefit plans in the U.S., Eastman provides life insurance for eligible retirees hired prior to January 1, 2007. Company funding is also provided for eligible Medicare retirees hired prior to January 1, 2007 with a health reimbursement arrangement. A few of the Company's non-U.S. operations have supplemental health benefit plans for certain retirees, the cost of which is not significant to the Company.

Below is a summary balance sheet of the change in benefit obligation and plan assets during 2023 and 2022, the funded status of the plans and amounts recognized in the Consolidated Statements of Financial Position.

Summary of Changes

	Pension Plans				Postretirement Benefit Plans	
	2023		2022		2023	2022
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.		
Change in projected benefit obligation:						
Benefit obligation, beginning of year	$ 1,471	$ 602	$ 1,892	$ 948	$ 509	$ 665
Service cost	23	7	25	11	—	—
Interest cost	77	26	45	14	26	14
Actuarial loss (gain)	54	36	(328)	(264)	(11)	(127)
Curtailment gain	—	—	—	(3)	—	—
Settlement	—	(11)	(9)	—	—	—
Plan participants' contributions	—	1	—	1	2	2
Effect of currency exchange	—	27	—	(77)	—	—
Benefits paid	(157)	(27)	(154)	(28)	(46)	(45)
Benefit obligation, end of year	$ 1,468	$ 661	$ 1,471	$ 602	$ 480	$ 509
Change in plan assets:						
Fair value of plan assets, beginning of year	$ 1,405	$ 589	$ 1,877	$ 924	$ 106	$ 134
Actual return on plan assets	93	40	(312)	(250)	12	(31)
Effect of currency exchange	—	27	—	(76)	—	—
Company contributions	7	20	3	18	35	35
Reserve for third party contributions	—	—	—	—	(5)	11
Plan participants' contributions	—	1	—	1	2	2
Benefits paid	(157)	(27)	(154)	(28)	(46)	(45)
Settlements	—	(11)	(9)	—	—	—
Fair value of plan assets, end of year	$ 1,348	$ 639	$ 1,405	$ 589	$ 104	$ 106
Funded status at end of year	$ (120)	$ (22)	$ (66)	$ (13)	$ (376)	$ (403)
Amounts recognized in the Consolidated Statements of Financial Position consist of:						
Other noncurrent assets	$ —	$ 18	$ —	$ 23	$ 56	$ 53
Current liabilities	(3)	—	(13)	—	(36)	(38)
Post-employment obligations	(117)	(40)	(53)	(36)	(396)	(418)
Net amount recognized, end of year	$ (120)	$ (22)	$ (66)	$ (13)	$ (376)	$ (403)
Accumulated benefit obligation	$ 1,404	$ 635	$ 1,417	$ 578		
Amounts recognized in accumulated other comprehensive income consist of:						
Prior service (credit) cost	$ —	$ (6)	$ —	$ (6)	$ (10)	$ (37)

Actuarial losses in the projected benefit obligations for the pension plans in 2023 were primarily due to lower discount rates. Actuarial gains in benefit obligations for the postretirement benefit plans in 2023 were primary due to changes in actuarial assumptions partially offset by lower discount rates. Actuarial gains in the projected benefit obligations for 2022 were primarily due to higher discount rates.

Information for pension plans with projected benefit obligations in excess of plan assets:

(Dollars in millions)	2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ 1,468	$ 434	$ 1,471	$ 176
Fair value of plan assets	1,348	394	1,405	140

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(Dollars in millions)	2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation	$ 1,404	$ 408	$ 245	$ 141
Fair value of plan assets	1,348	385	188	116

Postretirement benefit plans with accumulated benefit obligations in excess of plan assets are $432 million and $456 million at December 31, 2023 and 2022, respectively. The plans have no assets.

Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

	Pension Plans						Postretirement Benefit Plans		
	2023		2022		2021		2023	2022	2021
(Dollars in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.			
Components of net periodic benefit (credit) cost:									
Service cost	$ 23	$ 7	$ 25	$ 11	$ 26	$ 19	$ —	$ —	$ —
Interest cost	77	26	45	14	37	12	26	14	12
Expected return on plan assets	(88)	(22)	(128)	(31)	(126)	(37)	(4)	(4)	(5)
Amortization of:									
Prior service (credit) cost	—	—	1	—	—	(1)	(27)	(31)	(37)
Mark-to-market pension and other postretirement benefits loss (gain), net [1]	49	18	112	10	(170)	(62)	(14)	(103)	(35)
Net periodic benefit (credit) cost	$ 61	$ 29	$ 55	$ 4	$ (233)	$ (69)	$ (19)	$ (124)	$ (65)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:									
Curtailment gain	$ —	$ —	$ —	$ (4)	$ —	$ —	$ —	$ —	$ —
Amortization of:									
Prior service (credit) cost	—	—	1	—	—	(1)	(27)	(31)	(37)
Total	$ —	$ —	$ 1	$ (4)	$ —	$ (1)	$ (27)	$ (31)	$ (37)

[1] Includes a curtailment in 2022 triggered by the sale of the adhesives resins business which is included in "Other components of post-employment (benefit) cost, net" on the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

In 2022, subsequent to the adhesives resins divestiture, the Company retained pension liabilities of certain plan participants. As such, the status of those participants changed in a Non-U.S. pension plan which triggered a curtailment and an interim MTM remeasurement of the impacted Non-U.S. pension plan's assets and liabilities. A curtailment gain of $7 million, including $3 million reduction in the pension benefit obligation and $4 million of prior service credits recognized immediately, and a MTM gain of $3 million were recognized in 2022.

Settlements are triggered in a plan when distributions exceed the sum of service cost and interest cost of the respective plan. Lump sum payments from a U.S. pension plan resulted in a plan settlement in second quarter 2022. The settlement was not material. However, the settlement triggered an interim remeasurement of the impacted U.S. pension plan's assets and liabilities and, as such, the Company recognized a MTM loss of $7 million in 2022.

Plan Assumptions

The assumptions used to develop the projected benefit obligation for Eastman's significant U.S. and non-U.S. defined benefit pension plans and U.S. postretirement benefit plans are provided in the following tables.

Weighted-average assumptions used to determine benefit obligations for years ended December 31:	Pension Plans						Postretirement Benefit Plans		
	2023		2022		2021		2023	2022	2021
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.			
Discount rate	5.22 %	3.83 %	5.58 %	4.27 %	2.88 %	1.57 %	5.21 %	5.55 %	2.83 %
Interest crediting rate	5.46 %	N/A	5.48 %	N/A	5.50 %	N/A	N/A	N/A	N/A
Rate of compensation increase	3.00 %	3.04 %	3.00 %	3.04 %	3.00 %	3.00 %	N/A	N/A	N/A
Health care cost trend									
Initial							6.50 %	6.00 %	6.00 %
Decreasing to ultimate trend of							5.00 %	5.00 %	5.00 %
in year							2030	2030	2026

Weighted-average assumptions used to determine net periodic cost for years ended December 31:	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.			
Discount rate	5.58 %	4.27 %	2.88 %	1.57 %	2.48 %	1.08 %	5.55 %	2.83 %	2.39 %
Discount rate for service cost	5.59 %	3.95 %	2.95 %	1.31 %	2.57 %	1.08 %	N/A	N/A	1.90 %
Discount rate for interest cost	5.46 %	4.27 %	2.46 %	1.57 %	1.79 %	1.08 %	5.43 %	2.35 %	1.74 %
Expected return on assets	6.62 %	3.86 %	7.07 %	3.81 %	7.29 %	4.04 %	3.50 %	3.50 %	3.75 %
Rate of compensation increase	3.00 %	3.04 %	3.00 %	3.00 %	2.75 %	2.94 %	N/A	N/A	N/A
Interest crediting rate	5.48 %	N/A	5.50 %	N/A	5.50 %	N/A	N/A	N/A	N/A
Health care cost trend									
Initial							6.00 %	6.00 %	6.25 %
Decreasing to ultimate trend of							5.00 %	5.00 %	5.00 %
in year							2030	2026	2026

The Company calculates service and interest cost components of net periodic benefit costs for its significant defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve to the plans' projected cash flows.

The fair value of plan assets for the U.S. pension plans at December 31, 2023 and 2022 was $1.3 billion and $1.4 billion, respectively, while the fair value of plan assets at December 31, 2023 and 2022 for non-U.S. pension plans was $639 million and $589 million, respectively. At December 31, 2023 and 2022, the expected weighted-average long-term rate of return on U.S. pension plan assets was 7.50 percent and 6.62 percent, respectively. The expected weighted-average long-term rate of return on non-U.S. pension plans assets was 4.74 percent and 3.86 percent at December 31, 2023 and 2022, respectively.

Plan Assets

The following tables reflect the fair value of the defined benefit pension plans assets.

(Dollars in millions)					Fair Value Measurements at December 31, 2023							
Description	Total Fair Value				Quoted Prices in Active Markets for Identical Assets (Level 1)				Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Pension Assets:	U.S.		Non-U.S.		U.S.		Non-U.S.	U.S.	Non-U.S.		U.S.	Non-U.S.
Cash and Cash Equivalents [1]	$	25	$	49	$ 25	$	49	$ —	$ —		$ —	$ —
Public Equity - United States [2]		4		—	4		—	—	—		—	—
Other Investments [3]		—		51	—		—	—	—		—	51
Total Assets at Fair Value	$	29	$	100	$ 29	$	49	$ —	$ —		$ —	$ 51
Investments Measured at Net Asset Value [4]		1,319		539								
Total Assets	$	1,348	$	639								

(Dollars in millions)					Fair Value Measurements at December 31, 2022							
Description	Total Fair Value				Quoted Prices in Active Markets for Identical Assets (Level 1)				Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Pension Assets:	U.S.		Non-U.S.		U.S.		Non-U.S.	U.S.	Non-U.S.		U.S.	Non-U.S.
Cash and Cash Equivalents [1]	$	27	$	46	$ 27	$	46	$ —	$ —		$ —	$ —
Public Equity - United States [2]		4		—	4		—	—	—		—	—
Other Investments [3]		—		45	—		—	—	—		—	45
Total Assets at Fair Value	$	31	$	91	$ 31	$	46	$ —	$ —		$ —	45
Investments Measured at Net Asset Value [4]		1,374		498								
Total Assets	$	1,405	$	589								

[1] Cash and Cash Equivalents: Funds generally invested in actively managed collective trust funds or interest bearing accounts.

[2] Public Equity - United States: Common stock equity securities which are primarily valued using a market approach based on the quoted market prices.

[3] Other Investments: Primarily consist of insurance contracts which are generally valued using a crediting rate that approximates market returns and investments in underlying securities whose market values are unobservable and determined using pricing models, discounted cash flow methodologies, or similar techniques.

[4] Investments Measured at Net Asset Value: The underlying debt, public equity, and public real asset investments in this category are generally held in common trust funds, which are either actively or passively managed investment vehicles, that are valued at the net asset value per unit/share multiplied by the number of units/shares held as of the measurement date. The other alternative investments in this category are valued under the practical expedient method which is based on the most recently reported net asset value provided by the management of each private investment fund, adjusted as appropriate, for any lag between the date of the financial reports and the measurement date.

The following tables reflect the fair value of the postretirement benefit plan assets. The postretirement benefit plan is for the voluntary employees' beneficiary association ("VEBA") trust the Company assumed as part of the Solutia acquisition.

(Dollars in millions)		Fair Value Measurements at December 31, 2023		
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Postretirement Benefit Plan Assets:				
Cash and Cash Equivalents [1]	$ 2	$ 2	$ —	$ —
Debt [2]:				
Fixed Income (U.S.)	65	—	65	—
Fixed Income (Non-U.S.)	22	—	22	—
Total	$ 89	$ 2	$ 87	$ —

(Dollars in millions)		Fair Value Measurements at December 31, 2022		
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Postretirement Benefit Plan Assets:				
Cash and Cash Equivalents [1]	$ 5	$ 5	$ —	$ —
Debt [2]:				
Fixed Income (U.S.)	62	—	62	—
Fixed Income (Non-U.S.)	21	—	21	—
Total	$ 88	$ 5	$ 83	$ —

[1] Cash and Cash Equivalents: Funds generally invested in actively managed collective trust funds or interest bearing accounts.
[2] Debt: The fixed income securities are primarily valued upon a market approach, using matrix pricing and considering a security's relationship to other securities for which quoted prices in an active market may be available, or an income approach, converting future cash flows to a single present value amount. Inputs used in developing fair value estimates include reported trades, broker quotes, benchmark yields, and base spreads.

The Company valued assets with unobservable inputs (Level 3), primarily insurance contracts, using a crediting rate that approximates market returns and investments in underlying securities whose market values are unobservable and determined using pricing models, discounted cash flow methodologies, or similar techniques.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Other Investments[1]
(Dollars in millions)	Non-U.S. Pension Plans
Balance at December 31, 2021	$ 59
Unrealized losses	(14)
Balance at December 31, 2022	45
Unrealized gains	5
Purchases, issuances, sales, and settlements	1
Balance at December 31, 2023	$ 51

[1] Primarily consists of insurance contracts.

The following table reflects the target allocation for the Company's U.S. and non-U.S. pension and postretirement benefit plans assets for 2024 and the asset allocation at December 31, 2023 and 2022, by asset category.

	U.S. Pension Plans			Non-U.S. Pension Plans			Postretirement Benefit Plan		
	2024 Target Allocation	Plan Assets at December 31, 2023	Plan Assets at December 31, 2022	2024 Target Allocation	Plan Assets at December 31, 2023	Plan Assets at December 31, 2022	2024 Target Allocation	Plan Assets at December 31, 2023	Plan Assets at December 31, 2022
Asset category									
Equity securities	41%	40%	36%	22%	22%	20%	—%	—%	—%
Debt securities	35%	39%	39%	62%	62%	62%	100%	100%	100%
Real estate	7%	6%	7%	4%	4%	4%	—%	—%	—%
Other investments [1]	17%	15%	18%	12%	12%	14%	—%	—%	—%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

[1] U.S. primarily consists of private equity and natural resource and energy related limited partnership investments and public real assets. Non-U.S. primarily consists of annuity contracts and alternative investments.

Investment Strategy

Eastman's investment strategy for its defined benefit pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to meet or exceed the plan's actuarially assumed long-term rate of return and to minimize the cost of providing pension benefits. A periodic asset/liability study is conducted in order to assist in the determination and, if necessary, modification of the appropriate long-term investment policy for the plan. The investment policy establishes a target allocation range for each asset class and the fund is managed within those ranges. The plans use a number of investment approaches including investments in equity, real estate, and fixed income funds in which the underlying securities are marketable in order to achieve this target allocation. The plans also invest in private equity and other funds. Diversification is created through investments across various asset classes, geographies, fund managers, and individual securities. This investment process is designed to provide for a well-diversified portfolio with no significant concentration of risk. The investment process is monitored by an investment committee that includes senior management.

Eastman's investment strategy for its VEBA trust is to invest in intermediate-term, well diversified, high quality investment instruments, with a primary objective of capital preservation.

The expected rate of return for all plans was determined primarily by modeling the expected long-term rates of return for the categories of investments held by the plans and the targeted allocation percentage against various potential economic scenarios.

The Company made no contributions to its U.S. defined benefit pension plans in 2023 or 2022. For 2024 calendar year, there are no minimum required cash contributions for the U.S. defined benefit pension plans under the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

Benefit payments are made using a combination of plan assets and cash payments. Most of the Company's pension plans have plan assets that predominately cover pension benefit obligations. The estimated future benefit payments, reflecting expected future service, as appropriate, are as follows:

	Pension Plans		Postretirement Benefit Plans
(Dollars in millions)	U.S.	Non-U.S.	
2024	$ 145	$ 23	$ 44
2025	137	25	44
2026	134	28	43
2027	133	32	43
2028	136	31	42
2029-2033	626	176	192

12. LEASES AND OTHER COMMITMENTS

Leases

There are two types of leases: financing and operating. Both types of leases have associated right-to-use assets and lease liabilities that are valued at the net present value of the lease payments and recognized on the Consolidated Statements of Financial Position. The discount rate used in the measurement of a right-to-use asset and lease liability is the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, the collateralized incremental borrowing rate is used. The Company elected the accounting policy not to apply the recognition and measurement requirements to short-term leases with a term of 12 months or less and do not include a bargain purchase option.

The Company has operating leases, as a lessee, with customary terms that do not include: significant variable lease payments; significant reasonably certain extensions or options required to be included in the lease term; restrictions; or other covenants for real property, rolling stock, and machinery and equipment. Real property leases primarily consist of office space and rolling stock leases primarily for railcars and fleet vehicles. At December 31, 2023 and 2022, right-to-use assets for operating leases of $180 million and $211 million, respectively, are included as a part of "Other noncurrent assets" on the Consolidated Statements of Financial Position. At both December 31, 2023 and 2022, the operating right-to-use assets include $3 million of assets previously classified as lease intangibles and $5 million and $6 million of prepaid lease assets, respectively. Operating lease liabilities are included as a part of "Payables and other current liabilities" and "Other long-term liabilities" on the Consolidated Statements of Financial Position. As of December 31, 2023, financing leases were not material to the Company's financial statements.

As of December 31, 2023, reconciliation of lease payments and operating lease liabilities is provided below:

(Dollars in millions)	Operating lease liabilities
2024	$ 52
2025	43
2026	32
2027	21
2028	13
2029 and beyond	26
Total lease payments	187
Less: amounts of lease payments representing interest	15
Present value of future lease payments	172
Less: current obligations under leases	52
Long-term lease obligations	$ 120

The Company has operating leases, primarily leases for railcars, with terms that require the Company to guarantee a portion of the residual value of the leased assets upon termination of the lease that will expire beginning second quarter 2024. Residual guarantee payments that become probable and estimable are recognized as rent expense over the remaining life of the applicable lease. Management's current expectation is that the likelihood of material residual guarantee payments is remote.

Lease costs during the period and other information is provided below:

(Dollars in millions)	2023	2022	2021
Lease costs:			
Operating lease costs	$ 86	$ 67	$ 71
Short-term lease costs	23	45	40
Sublease income	(4)	(13)	(4)
Total	$ 105	$ 99	$ 107

	December 31,		
(Dollars in millions)	2023	2022	2021
Other operating lease information:			
Cash paid for amounts included in the measurement of lease liabilities	$ 85	$ 67	$ 69
Right-to-use assets obtained in exchange for new lease liabilities	$ 28	$ 69	$ 110
Weighted-average remaining lease term, in years	6	6	6
Weighted-average discount rate	3.0 %	3.2 %	2.7 %

Debt and Other Commitments

Eastman's obligations are summarized in the following table.

(Dollars in millions)	Payments Due for						
Period	Debt Securities	Credit Facilities and Other	Interest Payable	Purchase Obligations	Operating Leases	Other Liabilities	Total
2024	$ 241	$ 300	$ 205	$ 197	$ 52	$ 251	$ 1,246
2025	696	—	172	154	43	75	1,140
2026	550	—	164	143	32	85	974
2027	196	499	125	137	21	85	1,063
2028	495	—	112	111	13	95	826
2029 and beyond	1,869	—	1,126	2,294	26	1,051	6,366
Total	$ 4,047	$ 799	$ 1,904	$ 3,036	$ 187	$ 1,642	$ 11,615

Estimated future payments of debt securities assumes the repayment of principal upon stated maturity, and actual amounts and the timing of such payments may differ materially due to repayment or other changes in the terms of such debt prior to maturity.

Eastman had various purchase obligations at December 31, 2023 totaling approximately $3.0 billion over a period of approximately 30 years for materials, supplies, and energy incident to the ordinary conduct of business.

Amounts in other liabilities represent the current estimated cash payments required to be made by the Company primarily for pension and other postretirement benefits, accrued compensation benefits, environmental loss contingency estimates, uncertain tax liabilities, and commodity and foreign exchange hedging in the periods indicated. Due to uncertainties in the timing of the effective settlement of tax positions with respect to taxing authorities, management is unable to determine the timing of payments related to uncertain tax liabilities and these amounts are included in the "2029 and beyond" line item.

The amount and timing of pension and other postretirement benefit payments included in other liabilities is dependent upon interest rates, health care cost trends, actual returns on plan assets, retirement and attrition rates of employees, continuation or modification of the benefit plans, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company. Excess contributions are periodically made by management in order to keep the plans' funded status above 80 percent under the funding provisions of the Pension Protection Act to avoid partial benefit restrictions on accelerated forms of payment. The Company's U.S. defined benefit pension plans are not currently under any benefit restrictions. See Note 11, "Retirement Plans", for more information regarding pension and other postretirement benefit obligations.

The resolution of uncertainties related to environmental matters included in other liabilities may have a material adverse effect on the Company's consolidated results of operations in the period recognized, however, because of the availability of legal defenses, the Company's preliminary assessment of actions that may be required, and, if applicable, the expected sharing of costs, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations, or cash flows. See "Environmental Costs" in Note 1, "Significant Accounting Policies", and see Note 13, "Environmental Matters and Asset Retirement Obligations", for more information regarding outstanding environmental matters and asset retirement obligations.

Guarantees and claims also arise during the ordinary course of business from relationships with customers, suppliers, joint venture partners, and other parties when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. The Company's current other guarantees include guarantees relating to intellectual property, third-party debt, and other indemnifications and have arisen through the normal course of business. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims, if they were to occur. These other guarantees have remaining terms up to 15 years with maximum potential future payments of approximately $170 million in the aggregate, with none of these guarantees being individually significant to the Company's operating results, financial position, or liquidity. Management's current expectation is that future payment or performance related to non-performance under other guarantees is remote. Eastman has letters of credit and surety bonds of approximately $80 million as of December 31, 2023 to support commitments made in the ordinary course of business. The Company does not expect that any claims against or draws on these instruments would have a material adverse effect on the Company.

13. ENVIRONMENTAL MATTERS AND ASSET RETIREMENT OBLIGATIONS

Certain Eastman manufacturing facilities generate hazardous and nonhazardous wastes, of which the treatment, storage, transportation, and disposal are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for certain cleanup costs. In addition, the Company will incur costs for environmental remediation and closure and post-closure under the federal Resource Conservation and Recovery Act. Reserves for environmental contingencies have been established in accordance with Eastman's policies described in Note 1, "Significant Accounting Policies". The resolution of uncertainties related to environmental matters may have a material adverse effect on the Company's consolidated financial statements and related disclosures in the period recognized. However, because of the availability of legal defenses, the Company's preliminary assessment of actions that may be required, and the extended period of time that the obligations are expected to be satisfied, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will have a material adverse effect on the Company's future overall financial position, results of operations, or cash flows.

Environmental Remediation and Environmental Asset Retirement Obligations

The Company's net environmental reserve for environmental contingencies, including remediation costs and asset retirement obligations, is included as part of "Other noncurrent assets", "Payables and other current liabilities", and "Other long-term liabilities" on the Consolidated Statements of Financial Position as follows:

(Dollars in millions)	December 31, 2023	December 31, 2022
Environmental contingencies, current	$ 10	$ 10
Environmental contingencies, long-term	274	264
Total	$ 284	$ 274

Environmental Remediation

Estimated future environmental expenditures for undiscounted remediation costs ranged from the best estimate or minimum of $252 million to the maximum of $497 million and from the best estimate or minimum of $245 million to the maximum of $457 million at December 31, 2023 and 2022, respectively. The best estimate or minimum estimated future environmental expenditures are considered to be probable and reasonably estimable.

Costs of certain remediation projects included in the environmental reserve are subject to a cost-sharing arrangement with Monsanto Company ("Monsanto") under the provisions of the Amended and Restated Settlement Agreement effective February 28, 2008 (the "Effective Date"), into which Solutia entered with Monsanto upon its emergence from bankruptcy (the "Monsanto Settlement Agreement"). Under the provisions of the Monsanto Settlement Agreement, Solutia, which became a wholly-owned subsidiary of Eastman on July 2, 2012, shares responsibility with Monsanto for remediation at certain locations outside of the boundaries of plant sites in Anniston, Alabama and Sauget, Illinois (the "Shared Sites"). Solutia is responsible for the funding of environmental liabilities at the Shared Sites up to a total of $325 million from the Effective Date. If remediation costs for the Shared Sites exceed this amount, such costs will thereafter be shared equally between Solutia and Monsanto. Including payments by Solutia prior to its acquisition by Eastman, $123 million had been paid for costs at the Shared Sites as of December 31, 2023. As of December 31, 2023, an additional $208 million has been recognized for estimated future remediation costs at the Shared Sites, over a period of approximately 30 years.

Reserves for environmental remediation include liabilities expected to be paid within approximately 30 years. Eastman has letters of credit of approximately $160 million to support certain environmental matters. The Company does not expect that any claims against or draws on these instruments would have a material adverse effect on the Company. The amounts charged to pre-tax earnings for environmental remediation and related charges are recognized in "Cost of sales" and "Other (income) charges, net" on the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings.

Changes in the reserves for environmental remediation liabilities during 2023 and 2022 are summarized below:

(Dollars in millions)	Environmental Remediation Liabilities
Balance at December 31, 2021	$ 253
Changes in estimates recognized in earnings and other	6
Cash reductions	(14)
Balance at December 31, 2022	245
Changes in estimates recognized in earnings and other	19
Cash reductions	(12)
Balance at December 31, 2023	$ 252

Environmental Asset Retirement Obligations

An asset retirement obligation is an obligation for the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development, or normal operation of that long-lived asset. Environmental asset retirement obligations consist primarily of closure and post-closure costs. For sites that have environmental asset retirement obligations, the best estimate recognized to date for these environmental asset retirement obligation costs was $32 million and $29 million at December 31, 2023 and December 31, 2022, respectively.

Other

Eastman's cash expenditures related to environmental protection and improvement were $314 million, $300 million, and $281 million in 2023, 2022, and 2021, respectively, and include operating costs associated with environmental protection equipment and facilities, engineering costs, and construction costs. The cash expenditures above include environmental capital expenditures of approximately $65 million, $60 million, and $38 million in 2023, 2022, and 2021, respectively.

The Company has contractual asset retirement obligations not associated with environmental liabilities. Eastman's non-environmental asset retirement obligations are primarily associated with the future closure of leased manufacturing assets in Pace, Florida and Oulu, Finland. These non-environmental asset retirement obligations were $51 million at both December 31, 2023 and 2022, and are included in "Other long-term liabilities" on the Consolidated Statements of Financial Position.

14. LEGAL MATTERS

From time to time, Eastman and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial position, results of operations, or cash flows.

15. STOCKHOLDERS' EQUITY

A reconciliation of the changes in stockholders' equity for 2023, 2022, and 2021 is provided below:

(Dollars in millions)	Common Stock at Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Eastman Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance at December 31, 2020	$ 2	$ 2,174	$ 8,080	$ (273)	$ (3,960)	$ 6,023	$ 85	$ 6,108
Net Earnings	—	—	857	—	—	857	10	867
Cash Dividends [1]	—	—	(380)	—	—	(380)	—	(380)
Other Comprehensive (Loss)	—	—	—	91	—	91	—	91
Share-Based Compensation Expense [2]	—	70	—	—	—	70	—	70
Stock Option Exercises	—	62	—	—	—	62	—	62
Other [3]	—	(19)	—	—	—	(19)	3	(16)
Share Repurchase [4]	—	(100)	—	—	(900)	(1,000)	—	(1,000)
Distributions to noncontrolling interest	—	—	—	—	—	—	(14)	(14)
Balance at December 31, 2021	$ 2	$ 2,187	$ 8,557	$ (182)	$ (4,860)	$ 5,704	$ 84	$ 5,788
Net Earnings	—	—	793	—	—	793	3	796
Cash Dividends [1]	—	—	(377)	—	—	(377)	—	(377)
Other Comprehensive Income	—	—	—	(23)	—	(23)	—	(23)
Share-Based Compensation Expense [2]	—	69	—	—	—	69	—	69
Stock Option Exercises	—	9	—	—	—	9	—	9
Other [3]	—	(20)	—	—	—	(20)	(4)	(24)
Share Repurchase [5]	—	70	—	—	(1,072)	(1,002)	—	(1,002)
Balance at December 31, 2022	$ 2	$ 2,315	$ 8,973	$ (205)	$ (5,932)	$ 5,153	$ 83	$ 5,236
Net Earnings	—	—	894	—	—	894	2	896
Cash Dividends [1]	—	—	(377)	—	—	(377)	—	(377)
Other Comprehensive Income	—	—	—	(114)	—	(114)	—	(114)
Share-Based Compensation Expense [2]	—	64	—	—	—	64	—	64
Stock Option Exercises	—	3	—	—	—	3	—	3
Other [3]	—	(14)	—	—	(1)	(15)	2	(13)
Share Repurchase	—	—	—	—	(150)	(150)	—	(150)
Distributions to noncontrolling interest	—	—	—	—	—	—	(15)	(15)
Balance at December 31, 2023	$ 2	$ 2,368	$ 9,490	$ (319)	$ (6,083)	$ 5,458	$ 72	$ 5,530

[1] Cash dividends includes cash dividends paid and dividends declared, but unpaid.

[2] Share-based compensation expense is the fair value of share-based awards.

[3] Additional paid-in capital includes value of shares withheld for employees' taxes on vesting of share-based compensation awards.

[4] Additional paid-capital in 2021 included payment for repurchase of shares under the 2021 accelerated share repurchase program ("2021 ASR") which had not yet been delivered.

[5] Additional paid-in capital in 2022 included the final settlement of the 2021 ASR and the favorable settlement of the second quarter 2022 accelerated share repurchase program (the "2022 ASR").

Eastman is authorized to issue 400 million shares of all classes of stock, of which 50 million may be preferred stock, par value $0.01 per share, and 350 million may be common stock, par value $0.01 per share. The Company declared dividends per share of $3.18 in 2023, $3.07 in 2022, and $2.83 in 2021.

In 1997 the Company established a benefit security trust to provide a degree of financial security for unfunded obligations under certain unfunded plans. A warrant to purchase up to 6 million shares of par value common stock of the Company was contributed to the trust. The warrant, which remains outstanding, is exercisable by the trustee if the Company does not meet certain funding obligations, which obligations would be triggered by certain occurrences, including a change in control or potential change in control, as defined, or failure by the Company to meet its payment obligations under certain covered unfunded plans. The warrant is excluded from the computation of diluted EPS because the conditions upon which the warrant becomes exercisable have not been met.

In December 2021, the Company's Board of Directors authorized the repurchase of up to $2.5 billion of the Company's outstanding common stock at such times, in such amounts, and on such terms, as determined by management to be in the best interest of the Company and its stockholders (the "2021 authorization"). As of December 31, 2023, a total of 8,610,749 shares have been repurchased under the 2021 authorization for $785 million. Both dividends and share repurchases are key strategies employed by the Company to return value to its stockholders.

During 2023, the Company repurchased 1,866,866 shares of common stock for $150 million. During 2022, the Company repurchased shares of common stock of 10,710,259 for a cost of approximately $1.1 billion, primarily under the 2022 ASR, and included $100 million from the settlement of the 2021 ASR. During 2021, the Company repurchased shares of common stock of 8,061,779 for a cost of approximately $900 million.

The Company's charitable foundation held 50,798 issued and outstanding shares of the Company's common stock at December 31, 2023, 2022, and 2021 which are included in treasury stock in the Consolidated Statements of Financial Position and excluded from calculations of diluted EPS.

The following table sets forth the computation of basic and diluted EPS:

	For years ended December 31,		
(In millions, except per share amounts)	2023	2022	2021
Numerator			
Net earnings attributable to Eastman	$ 894	$ 793	$ 857
Denominator			
Weighted average shares used for basic EPS	118.6	123.5	134.9
Dilutive effect of stock options and other award plans	0.8	1.4	2.2
Weighted average shares used for diluted EPS	119.4	124.9	137.1
EPS [1]			
Basic	$ 7.54	$ 6.42	$ 6.35
Diluted	$ 7.49	$ 6.35	$ 6.25

[1]   EPS is calculated using whole dollars and shares.

Shares underlying stock options excluded from the 2023, 2022, and 2021 calculations of diluted EPS were 2,409,208, 1,398,110, and 150,781, respectively, because the grant price of these options was greater than the average market price of the Company's common stock and the effect of including them in the calculation of diluted EPS would have been antidilutive.

Shares of common stock issued, including shares held in treasury, are presented below:

	For years ended December 31,		
	2023	2022	2021
Balance at beginning of year	222,348,557	221,809,309	220,641,506
Issued for employee compensation and benefit plans	413,760	539,248	1,167,803
Balance at end of year	222,762,317	222,348,557	221,809,309

Accumulated Other Comprehensive Income (Loss)

(Dollars in millions)	Cumulative Translation Adjustment		Benefit Plans Unrecognized Prior Service Credits		Unrealized Gains (Losses) on Cash Flow Hedges		Unrealized Losses on Investments		Accumulated Other Comprehensive Income (Loss)	
Balance at December 31, 2021	$	(237)	$	59	$	(3)	$	(1)	$	(182)
Period change		7		(27)		(3)		—		(23)
Balance at December 31, 2022		(230)		32		(6)		(1)		(205)
Period change		(67)		(21)		(26)		—		(114)
Balance at December 31, 2023	$	(297)	$	11	$	(32)	$	(1)	$	(319)

Amounts of other comprehensive income (loss) are presented net of applicable taxes. Eastman records deferred income taxes on the cumulative translation adjustment related to branch operations and income from other entities included in the Company's consolidated U.S. tax return. No deferred income taxes are recognized on the cumulative translation adjustment of other subsidiaries outside the United States, as the cumulative translation adjustment is considered to be a component of indefinitely invested, unremitted earnings of these foreign subsidiaries.

Components of total other comprehensive income (loss) recorded in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings are presented below, before tax and net of tax effects:

	For years ended December 31,											
	2023				2022				2021			
(Dollars in millions)	Before Tax		Net of Tax		Before Tax		Net of Tax		Before Tax		Net of Tax	
Change in cumulative translation adjustment	$	(56)	$	(67)	$	7	$	7	$	56	$	56
Defined benefit pension and other postretirement benefit plans:												
Amortization of unrecognized prior service credits included in net periodic costs		(27)		(21)		(34)		(27)		(38)		(28)
Derivatives and hedging:												
Unrealized gain (loss) during period		(36)		(27)		71		53		88		66
Reclassification adjustment for (gains) losses included in net income, net		1		1		(75)		(56)		(4)		(3)
Total other comprehensive income (loss)	$	(118)	$	(114)	$	(31)	$	(23)	$	102	$	91

For additional information regarding the impact of reclassifications into earnings, refer to Note 10, "Derivative and Non-Derivative Financial Instruments", and Note 11, "Retirement Plans".

16. ASSET IMPAIRMENTS AND RESTRUCTURING CHARGES, NET

Components of asset impairments and restructuring charges, net, are presented below:

		For years ended December 31,				
(Dollars in millions)		**2023**		**2022**		**2021**
Tangible Asset Impairments						
CI & AFP - Singapore [1]	$	—	$	—	$	3
Site optimizations						
Other - Tire additives [2]		—		—		12
AM - Advanced interlayers [3]		—		—		1
		—		—		16
Loss (Gain) on Sale of Previously Impaired Assets						
Site optimizations						
AM - Advanced interlayers [3]		—		16		—
Other - Tire additives [2]		—		(1)		—
AFP - Care additives [4]		—		—		(1)
		—		15		(1)
Severance Charges						
Cost reduction and business improvement actions [5]		31		22		1
Site optimizations						
AM - Advanced interlayers [3]		—		—		1
AM - Performance films [6]		—		1		—
Fibers - Acetate Yarn [7]		—		7		—
		31		30		2
Other Restructuring Costs						
CI & AFP - Singapore [1]		—		3		17
Site optimizations						
Other - Tire additives [2]		—		—		6
AM - Advanced interlayers [3]		—		2		5
AM - Performance films [6]		—		—		2
Fibers - Acetate Yarn [7]		6		2		—
		6		7		30
Total	$	37	$	52	$	47

[1] Site closure costs of $3 million in 2022 in the CI segment, asset impairment charges in 2021 of $2 million and $1 million in the CI segment and the AFP segment, respectively, and site closure costs, including contract termination fees, in 2021 of $14 million and $3 million in the CI segment and the AFP segment, respectively, resulting from closure of the Singapore manufacturing site.

[2] Asset impairment charges of $8 million in 2021 for assets associated with divested rubber additives. Gain on sale of previously impaired assets in 2022, asset impairment charges of $4 million, and site closure costs in 2021, from the previously reported closure of a tire additives manufacturing facility in Asia Pacific as part of site optimization.

[3] Asset impairment charges, loss on transfer of previously impaired assets to a third party, severance charges, and site closure costs in the Advanced Materials ("AM") segment due to the closure of an advanced interlayers manufacturing facility in North America as part of site optimization. In addition, accelerated depreciation of $4 million was recognized in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in 2021 related to the closure of this facility.

[4] A gain in 2021 from the sale of the previously impaired assets.

[5] Severance charges in 2023, 2022 and 2021 as part of cost reduction initiatives which are reported in "Other".

[6] Severance charges in 2022 for the closure of a performance films research and development facility, and site closure costs in 2021 from the closure of a performance films manufacturing facility in North America as part of site optimization.

[7] Severance charges and site closure costs related to closure of an acetate yarn manufacturing facility in Europe. In addition, accelerated depreciation of $23 million was recognized in "Cost of sales" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings in 2023 related to the closure of this facility.

Reconciliations of the beginning and ending restructuring liability amounts are as follows:

(Dollars in millions)	Balance at January 1, 2023	Provision/ Adjustments	Non-cash Reductions/ Additions	Cash Reductions	Balance at December 31, 2023
Severance costs	$ 34	$ 31	$ —	$ (39)	$ 26
Site closure & restructuring costs	1	6	—	(7)	—
Total	$ 35	$ 37	$ —	$ (46)	$ 26

(Dollars in millions)	Balance at January 1, 2022	Provision/ Adjustments	Non-cash Reductions/ Additions	Cash Reductions	Balance at December 31, 2022
Severance costs	12	31	—	(9)	34
Site closure & restructuring costs	5	21	1	(26)	1
Total	$ 17	$ 52	$ 1	$ (35)	$ 35

(Dollars in millions)	Balance at January 1, 2021	Provision/ Adjustments	Non-cash Reductions/ Additions	Cash Reductions	Balance at December 31, 2021
Non-cash charges	$ —	$ 16	$ (16)	$ —	$ —
Severance costs	65	2	(1)	(54)	12
Site closure & restructuring costs	14	29	(9)	(29)	5
Total	$ 79	$ 47	$ (26)	$ (83)	$ 17

Substantially all costs remaining for severance are expected to be applied to the reserves within one year.

17. OTHER (INCOME) CHARGES, NET

(Dollars in millions)	For years ended December 31,		
	2023	2022	2021
Foreign exchange transaction losses (gains), net [1]	$ 11	$ 16	$ 10
(Income) loss from equity investments and other investment (gains) losses, net	(10)	(19)	(16)
Other, net [2]	37	(3)	(11)
Other (income) charges, net	$ 38	$ (6)	$ (17)

[1] Net impact of revaluation of foreign entity assets and liabilities and effects of foreign exchange non-qualifying derivatives.
[2] Includes environmental and other costs from previously divested or non-operational sites and product lines and adjustments to contingent considerations. Other, net increased in 2023 compared to 2022 primarily due to higher factoring fees and the absence of income from transition service agreements that ended in 2022 related to divestitures.

18. SHARE-BASED COMPENSATION PLANS AND AWARDS

2021 Omnibus Stock Compensation Plan

Eastman's 2021 Omnibus Stock Compensation Plan ("2021 Omnibus Plan") was approved by stockholders at the May 6, 2021 Annual Meeting of Stockholders and shall remain in effect until its fifth anniversary. The 2021 Omnibus Plan authorizes the Compensation and Management Development Committee of the Board of Directors to grant awards, designate participants, determine the types and numbers of awards, determine the terms and conditions of awards and determine the form of award settlement. Under the 2021 Omnibus Plan, the aggregate number of shares reserved and available for issuance is 10 million, which consist of shares not previously authorized for issuance under any other plan. The number of shares covered by an award is counted against this share reserve as of the grant date of the award. Shares covered by full value awards (e.g., performance shares and restricted stock awards) are counted against the total number of shares available for issuance or delivery under the plan as 2.5 shares for every one share covered by the award. Any stock distributed pursuant to an award may consist of, in whole or in part, authorized and unissued stock, treasury stock, or stock purchased on the open market. Under the 2021 Omnibus Plan and previous plans, the forms of awards have included restricted stock and restricted stock units, stock options, stock appreciation rights ("SARs"), and performance shares. The 2021 Omnibus Plan is flexible as to the number of specific forms of awards, but provides that stock options and SARs are to be granted at an exercise price not less than 100 percent of the per share fair market value on the date of the grant.

Director Stock Compensation Subplan

Eastman's Amended 2021 Director Stock Compensation Subplan ("Directors' Subplan"), a component of the 2021 Omnibus Plan, remains in effect until terminated by the Board of Directors or the earlier termination of the 2021 Omnibus Plan. The Directors' Subplan provides for structured awards of restricted shares to non-employee members of the Board of Directors. Restricted shares awarded under the Directors' Subplan are subject to the same terms and conditions of the 2021 Omnibus Plan. The Directors' Subplan does not constitute a separate source of shares for grants of equity awards and all shares awarded are part of the 10 million shares authorized under the 2021 Omnibus Plan. Shares of restricted stock are granted on the first day of a non-employee director's initial term of service and shares of restricted stock are granted each year to each non-employee director on the date of the annual meeting of stockholders.

It has been the Company's practice to issue new shares rather than treasury shares for equity awards for compensation plans, including the 2021 Omnibus Plan and the Directors' Subplan, that require settlement by the issuance of common stock and to withhold or accept back shares awarded to cover the related income tax obligations of employee participants. Shares of unrestricted common stock owned by non-employee directors are not eligible to be withheld or acquired to satisfy the withholding obligation related to their income taxes. Shares of unrestricted common stock owned by specified senior management level employees are accepted by the Company to pay the exercise price of stock options in accordance with the terms and conditions of their awards.

Compensation Expense

For 2023, 2022, and 2021, total share-based compensation expense (before tax) of approximately $64 million, $69 million, and $70 million, respectively, was recognized in "Selling, general and administrative expense" in the Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings for all share-based awards of which approximately $10 million, $11 million, and $9 million, respectively, related to stock options. The compensation expense is recognized over the substantive vesting period, which may be a shorter time period than the stated vesting period for qualifying termination eligible employees as defined in the forms of award notice. Approximately $6 million for 2023, $7 million for 2022, and $2 million for 2021 of stock option compensation expense was recognized each year due to qualifying termination eligibility preceding the requisite vesting period.

Stock Option Awards

Options have been granted on an annual basis by the Compensation and Management Development Committee of the Board of Directors under the 2021 Omnibus Plan and predecessor plans to employees. Option awards have an exercise price equal to the closing price of the Company's stock on the date of grant. The term of options is 10 years with vesting periods that vary up to three years. Vesting usually occurs ratably over the vesting period or at the end of the vesting period. The Company utilizes the Black Scholes Merton option valuation model which relies on certain assumptions to estimate an option's fair value.

The weighted average assumptions used in the determination of fair value for stock options awarded in 2023, 2022, and 2021 are provided in the table below:

Assumptions	2023	2022	2021
Expected volatility rate	30.55%	28.98%	28.99%
Expected dividend yield	3.31%	2.57%	3.58%
Average risk-free interest rate	4.13%	2.35%	0.95%
Expected term years	6.4	6.4	6.0

The volatility rate of grants is derived from historical Company common stock price volatility over the same time period as the expected term of each stock option award. The volatility rate is derived by a mathematical formula utilizing the weekly high closing stock price data over the expected term. The expected dividend yield is calculated using the Company's average of the last four quarterly dividend yields. The average risk-free interest rate is derived from the United States Department of Treasury's published interest rates of daily yield curves for the same time period as the expected term. The weighted average expected term reflects the analysis of historical share-based award transactions and includes option swap and reload grants which may have much shorter remaining expected terms than new option grants.

A summary of the activity of the Company's stock option awards for 2023, 2022, and 2021 is presented below:

	2023		2022		2021	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	3,479,200	$ 88	3,168,500	$ 84	3,526,600	$ 79
Granted	409,300	$ 85	443,100	$ 113	449,700	$ 109
Exercised	(38,200)	$ 68	(122,700)	$ 74	(807,200)	$ 77
Cancelled, forfeited, or expired	(26,300)	$ 94	(9,700)	$ 87	(600)	$ 74
Outstanding at end of year	3,824,000	$ 88	3,479,200	$ 88	3,168,500	$ 84
Options exercisable at year-end	2,974,100		2,534,400		2,047,500	
Available for grant at end of year	6,698,702		8,355,640		9,866,480	

The following table provides the remaining contractual term and weighted average exercise prices of stock options outstanding and exercisable at December 31, 2023:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2023	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2023	Weighted-Average Exercise Price
$61-$75	1,002,500	4.3	$ 65	1,002,500	$ 65
$76-$90	1,491,000	5.7	$ 82	1,027,600	$ 82
$91-$105	530,400	4.2	$ 104	530,400	$ 104
$106-$121	800,100	7.6	$ 114	413,600	$ 113
	3,824,000	5.5	$ 88	2,974,100	$ 85

The range of exercise prices of options outstanding at December 31, 2023 is approximately $61 to $121 per share. The aggregate intrinsic value of total options outstanding and total options exercisable at December 31, 2023 is $35 million and $32 million, respectively. Intrinsic value is the amount by which the closing market price of the stock at December 31, 2023 exceeds the exercise price of the option grants.

The weighted average remaining contractual life of all exercisable options at December 31, 2023 is 4.6 years.

The weighted average fair value of options granted during 2023, 2022, and 2021 was $21.67, $26.80, and $19.81, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022, and 2021, was $1 million, $6 million, and $31 million, respectively. Cash proceeds received by the Company from option exercises totaled $3 million with an immaterial related tax benefit, respectively, for 2023, $10 million with a related tax benefit of $1 million, respectively, for 2022, and $62 million with a related tax benefit of $5 million, respectively, for 2021. The total fair value of vested shares for the years ending December 31, 2023, 2022, and 2021 was $8 million in each respective year.

A summary of the changes in the Company's nonvested options during the year ended December 31, 2023 is presented below:

Nonvested Options	Number of Options	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2023	944,800	$20.50
Granted	409,300	$21.67
Vested	(497,800)	$16.96
Cancelled, forfeited, or expired	(6,400)	$23.42
Nonvested options at December 31, 2023	849,900	$23.12

For nonvested options at December 31, 2023, approximately $2 million in compensation expense will be recognized over the next two years.

Other Share-Based Compensation Awards

In addition to stock option awards, Eastman has awarded long-term performance share awards, restricted stock awards, and SARs. The long-term performance share awards are based upon actual return on capital compared to a target return on capital and total stockholder return compared to a peer group ranking by total stockholder return over a three year performance period. The awards are valued using a Monte Carlo Simulation based model and vest pro-rata over the three year performance period. The number of long-term performance award target shares granted for the 2023-2025, 2022-2024, and 2021-2023 periods were 406 thousand, 288 thousand, and 311 thousand, respectively. The target shares granted are assumed to be 100 percent. At the end of the three-year performance period, the actual number of shares awarded can range from zero percent to 250 percent of the target shares granted based on the award notice. The number of restricted stock awards granted during 2023, 2022, and 2021 were 144 thousand, 160 thousand, and 166 thousand, respectively. The fair value of a restricted stock award is equal to the closing stock price of the Company's stock on the date of grant and normally vests over a period of three years. The recognized compensation expense before tax for these other share-based awards in the years ended December 31, 2023, 2022, and 2021 was approximately $55 million, $58 million, and $60 million, respectively. The unrecognized compensation expense before tax for these same type awards at December 31, 2023 was approximately $65 million and will be recognized primarily over a period of two years.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Included in the line item "Other items, net" of the "Operating activities" section of the Consolidated Statements of Cash Flows are specific changes to certain balance sheet accounts as follows:

(Dollars in millions)	For years ended December 31,		
	2023	2022	2021
Current assets	$ 49	$ 22	$ (57)
Other assets	45	12	(32)
Current liabilities	(23)	180	109
Long-term liabilities and equity	83	76	69
Total	$ 154	$ 290	$ 89

The above changes included transactions such as accrued taxes, deferred taxes, environmental liabilities, monetized positions from raw material and energy, currency, and certain interest rate hedges, equity investment dividends, prepaid insurance, miscellaneous deferrals, value-added taxes, and other miscellaneous accruals.

Cash flows from derivative financial instruments accounted for as hedges are classified in the same category as the item being hedged.

Cash paid for interest and income taxes is as follows:

	For years ended December 31,		
(Dollars in millions)	2023	2022	2021
Interest, net of amounts capitalized	$ 214	$ 179	$ 170
Income taxes, net of refunds	158	78	122
Non-cash investing activities:			
Outstanding trade payables related to capital expenditures	115	64	22

20. SEGMENT AND REGIONAL SALES INFORMATION

Eastman's products and operations are managed and reported in four operating segments: Advanced Materials ("AM"), Additives & Functional Products ("AFP"), Chemical Intermediates ("CI"), and Fibers. The economic factors that impact the nature, amount, timing, and uncertainty of revenue and cash flows vary among the Company's business operating segments and the geographical regions in which they operate.

In 2023, the Company moved the functional amines product line from the CI segment into the AFP segment. In addition, certain organic acid products and olefin-based products moved from the AFP segment to the CI segment. These product moves are expected to increase efficiency of the Company's assets and commercial teams, and to increase portfolio transparency. The information presented below has been recast for all periods presented.

Advanced Materials Segment

In the AM segment, the Company produces and markets polymers, films, and plastics with differentiated performance properties for value-added end-uses in transportation; durables and electronics; building and construction; medical and pharma; and consumables end-markets.

The advanced interlayers product line includes polyvinyl butyral sheet and specialty polyvinyl butyral intermediates. The performance films product line primarily consists of window films and protective films products for aftermarket applied films. The specialty plastics product line consists of two primary products: copolyesters and cellulosic biopolymers.

	Percentage of Total Segment Sales		
Product Lines	2023	2022	2021
Advanced Interlayers	34%	29%	29%
Performance Films	21%	20%	20%
Specialty Plastics	45%	51%	51%
Total	100%	100%	100%

	Percentage of Total Segment Sales		
Sales by Customer Location	2023	2022	2021
United States and Canada	32%	33%	30%
Asia Pacific	35%	35%	38%
Europe, Middle East, and Africa	27%	26%	27%
Latin America	6%	6%	5%
Total	100%	100%	100%

Additives & Functional Products Segment

In the AFP segment, the Company manufactures materials for products in the food, feed, and agriculture; transportation; water treatment and energy; personal care and wellness; building and construction; consumables; and durables and electronics end-markets.

The care additives business consists of amine derivative-based building blocks and organic acid-based solutions for the production of flocculants, intermediates for surfactants, fumigants, fungicides, and plant growth regulator products. The coatings additives product line can be broadly classified as polymers and additives and solvents and include specialty coalescents, specialty solvents, paint additives, and specialty polymers. The functional amines product lines include methylamines and salts, and higher amines and solvents. In the specialty fluids product line, the Company produces heat transfer and aviation fluids products.

Product Lines	Percentage of Total Segment Sales		
	2023	2022	2021
Care Additives	37%	38%	34%
Coatings Additives	27%	26%	30%
Functional Amines	18%	20%	20%
Specialty Fluids	18%	16%	16%
Total	100%	100%	100%

Sales by Customer Location	Percentage of Total Segment Sales		
	2023	2022	2021
United States and Canada	42%	41%	40%
Asia Pacific	21%	22%	25%
Europe, Middle East, and Africa	31%	30%	28%
Latin America	6%	7%	7%
Total	100%	100%	100%

Chemical Intermediates Segment

Eastman leverages large scale and vertical integration from the cellulosic biopolymers and acetyl and olefins streams to support the Company's specialty operating segments with advantaged cost positions. The CI segment sells excess intermediates beyond the Company's internal specialty needs into end-markets such as industrial chemicals and processing, building and construction, health and wellness, and food and feed.

The intermediates product line produces olefin derivatives, acetyl derivatives, ethylene, and commodity solvents. The plasticizers product line consists of a unique set of primary non-phthalate and phthalate plasticizers and a range of niche non-phthalate plasticizers.

Product Lines	Percentage of Total Segment Sales		
	2023	2022	2021
Intermediates	78%	77%	76%
Plasticizers	22%	23%	24%
Total	100%	100%	100%

Sales by Customer Location	Percentage of Total Segment Sales		
	2023	2022	2021
United States and Canada	71%	70%	71%
Asia Pacific	8%	7%	8%
Europe, Middle East, and Africa	17%	17%	15%
Latin America	4%	6%	6%
Total	100%	100%	100%

Fibers Segment

In the Fibers segment, Eastman manufactures and sells acetate tow and triacetin plasticizers for use in filtration media, primarily cigarette filters; cellulosic filament yarn and staple fibers for use in apparel, home furnishings, and industrial fabrics; nonwoven media for use in filtration and friction applications, used primarily in transportation, industrial, and agricultural end-markets; and cellulose acetate flake and acetyl raw materials for other acetate fiber producers.

	Percentage of Total Segment Sales		
Product Lines	**2023**	**2022**	**2021**
Acetate Tow	70%	64%	64%
Acetate Yarn	11%	14%	14%
Acetyl Chemical Products	14%	16%	16%
Nonwovens	5%	6%	6%
Total	100%	100%	100%

	Percentage of Total Segment Sales		
Sales by Customer Location	**2023**	**2022**	**2021**
United States and Canada	21%	25%	25%
Asia Pacific	35%	35%	35%
Europe, Middle East, and Africa	42%	37%	37%
Latin America	2%	3%	3%
Total	100%	100%	100%

	For years ended December 31,		
(Dollars in millions)	**2023**	**2022**	**2021**
Sales by Segment			
Advanced Materials	$ 2,932	$ 3,207	$ 3,027
Additives & Functional Products [1]	2,834	3,475	2,949
Chemical Intermediates [1]	2,143	2,716	2,608
Fibers	1,295	1,022	900
Total Sales by Operating Segment	9,204	10,420	9,484
Other [2]	6	160	992
Total Sales	$ 9,210	$ 10,580	$ 10,476

[1] Prior periods have been recast as a result of the Company's product moves during first quarter 2023.
[2] "Other" includes sales revenue from the divested rubber additives and adhesives resins businesses.

(Dollars in millions)	For years ended December 31,		
	2023	2022	2021
Earnings (Loss) Before Interest and Taxes by Segment			
Advanced Materials	$ 343	$ 376	$ 519
Additives & Functional Products [1]	436	546	481
Chemical Intermediates [1]	434	346	412
Fibers	393	131	142
Total EBIT by Operating Segment	1,606	1,399	1,554
Other [2]			
Growth initiatives and businesses not allocated to operating segments	(198)	(196)	(49)
Pension and other postretirement benefit plans income (expense), net not allocated to operating segments	(68)	70	375
Asset impairments and restructuring charges, net	(31)	(21)	(18)
Net gain (loss) on divested businesses and transaction costs	—	(61)	(570)
Steam line incident insurance proceeds (costs), net	8	(39)	—
Other income (charges), net not allocated to operating segments	(15)	7	(11)
Total EBIT	$ 1,302	$ 1,159	$ 1,281

[1] Prior periods have been recast as a result of the Company's product moves during first quarter 2023.
[2] "Other" includes EBIT of $6 million in 2022 and loss before interest and taxes of $502 million in 2021 from the divested rubber additives and adhesives resins businesses.

(Dollars in millions)	December 31,	
	2023	2022
Assets by Segment [1]		
Advanced Materials	$ 5,423	$ 4,967
Additives & Functional Products [2]	4,691	4,962
Chemical Intermediates [2]	1,600	1,860
Fibers	1,081	1,046
Total Assets by Operating Segment	12,795	12,835
Corporate Assets	1,838	1,832
Total Assets	$ 14,633	$ 14,667

[1] Segment assets include accounts receivable, inventory, fixed assets, goodwill, and intangible assets.
[2] Prior period has been recast as a result of the Company's product moves during first quarter 2023.

(Dollars in millions)	For years ended December 31,		
	2023	2022	2021
Depreciation and Amortization Expense by Segment			
Advanced Materials	$ 161	$ 163	$ 177
Additives & Functional Products [1]	143	142	141
Chemical Intermediates [1]	103	104	102
Fibers	86	61	60
Total Depreciation and Amortization Expense by Operating Segment	493	470	480
Other [2]	5	7	58
Total Depreciation and Amortization Expense	$ 498	$ 477	$ 538

[1] Prior periods have been recast as a result of the Company's product moves during first quarter 2023.
[2] "Other" in 2022 and 2021 includes depreciation and amortization expense from the divested rubber additives and adhesives resins businesses.

(Dollars in millions)	For years ended December 31,					
	2023		**2022**		**2021**	
Capital Expenditures by Segment						
Advanced Materials	$	608	$	341	$	280
Additives & Functional Products [1]		88		99		139
Chemical Intermediates [1]		68		97		82
Fibers		36		43		33
Total Capital Expenditures by Operating Segment		800		580		534
Other [2]		28		31		21
Total Capital Expenditures	$	828	$	611	$	555

[1] Prior periods have been recast as a result of the Company's product moves during first quarter 2023.
[2] "Other" in 2022 and 2021 includes capital expenditures from the divested rubber additives and adhesives resins businesses.

Sales are attributed to geographic areas based on customer location and long-lived assets are attributed to geographic areas based on asset location.

(Dollars in millions)	For years ended December 31,					
Geographic Information	**2023**		**2022**		**2021**	
Sales						
United States	$	3,794	$	4,738	$	4,397
China		974		964		990
All other foreign countries		4,442		4,878		5,089
Total	$	9,210	$	10,580	$	10,476

	December 31,					
	2023		**2022**		**2021**	
Net properties						
United States	$	4,494	$	4,180	$	3,847
All foreign countries		1,054		980		1,149
Total	$	5,548	$	5,160	$	4,996

21. RESERVE ROLLFORWARDS

Valuation and Qualifying Accounts

(Dollars in millions)				Additions						
	Balance at January 1, 2023		Charges (Credits) to Cost and Expense		Other Accounts		Deductions		Balance at December 31, 2023	
Reserve for:										
Credit losses	$	15	$	2	$	—	$	—	$	17
LIFO inventory		493		(72)		—		—		421
Non-environmental asset retirement obligations		51		1		—		1		51
Environmental contingencies		274		26		—		16		284
Deferred tax valuation allowance		258		(76)		1		—		183
	$	1,091	$	(119)	$	1	$	17	$	956

(Dollars in millions)

	Balance at January 1, 2022	Additions: Charges (Credits) to Cost and Expense	Additions: Other Accounts	Deductions	Balance at December 31, 2022
Reserve for:					
Credit losses	$ 17	$ (2)	$ —	$ —	$ 15
LIFO inventory	365	128	—	—	493
Non-environmental asset retirement obligations	51	2	(1)	1	51
Environmental contingencies	281	7	—	14	274
Deferred tax valuation allowance	339	(79)	(2)	—	258
	$ 1,053	$ 56	$ (3)	$ 15	$ 1,091

(Dollars in millions)

	Balance at January 1, 2021	Additions: Charges (Credits) to Cost and Expense	Additions: Other Accounts [(1)]	Deductions [(2)]	Balance at December 31, 2021
Reserve for:					
Credit losses	$ 14	$ 4	$ (1)	$ —	$ 17
LIFO inventory	226	159	(30)	(10)	365
Non-environmental asset retirement obligations	51	2	(1)	1	51
Environmental contingencies	285	11	—	15	281
Deferred tax valuation allowance	393	(55)	1	—	339
	$ 969	$ 121	$ (31)	$ 6	$ 1,053

(1) Other accounts in the reserve for LIFO inventory was due to assets held for sale classification resulting from the Company entering into a definitive agreement to sell the adhesives resins business.

(2) Deductions in the reserve for LIFO inventory was the result of the divestiture of rubber additives. For additional information, see Note 2, "Divestitures".

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Eastman Chemical Company common stock from December 31, 2018, through December 31, 2023, to that of the Standard & Poor's ("S&P") 500 Stock Index and the Standard & Poor's Composite 1500 Chemicals Index (the "S&P Composite 1500 Chemicals Index").

Cumulative total return represents the change in stock price and the amount of dividends received during the indicated period, assuming reinvestment of dividends. The graph assumes an investment of $100 on December 31, 2018. All data in the graph have been provided by S&P Capital IQ. The stock performance shown in the graph is included in response to Securities and Exchange Commission ("SEC") requirements and is not intended to forecast or to be indicative of future performance.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

Company Name / Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Eastman Chemical Company	100	112.01	147.60	182.34	126.95	145.56
S&P 500 Index	100	131.49	155.68	200.37	164.08	207.21
S&P Composite 1500 Chemicals Index	100	121.07	143.12	180.25	159.31	176.99

In accordance with SEC requirements, the return for each issuer has been weighted according to the respective issuer's stock market capitalization at the beginning of each period for which a return is indicated.

EASTMAN

STOCKHOLDER INFORMATION

Corporate Offices

Eastman Chemical Company

200 S. Wilcox Drive

P. O. Box 431

Kingsport, TN 37662-5280 U.S.A.

http://www.eastman.com

Eastman Stockholder Information

877-EMN-INFO (877-366-4636)

http://www.eastman.com

Stockholders of record at year-end 2023: 10,891

Shares outstanding at year-end 2023: 117,343,761

Employees at year-end 2023: approximately 14,000

Stock Transfer Agent and Registrar

Inquiries and changes to stockholder accounts should be directed

to our transfer agent:

Equiniti Trust Company, LLC ("EQ")

55 Challenger Road, Floor 2

Ridgefield Park, NJ 07660

In the United States: 800-937-5449

Outside the United States: (1) 212-936-5100 or (1) 718-921-8200

http://www.equiniti.com

Stock Exchange Listing

Eastman Chemical Company common stock is listed and traded on

the New York Stock Exchange under the ticker symbol EMN.

2024 Annual Meeting

Virtual via live webcast (https://register.proxypush.com/emn)

May 2, 2024

11:30 a.m. EDT

Annual Report on Form 10-K

Eastman's Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission, is available upon written request of any stockholder to Eastman Chemical Company, P.O. Box 431, Kingsport, Tennessee 37662-5280, Attention: Investor Relations. This information is also available via the Internet at Eastman's Web site (www.eastman.com) in the investor information section, and on the SEC's website (www.sec.gov).

Board of Directors

Humberto P. Alfonso
Retired Executive Vice President and
Chief Financial Officer
Information Services Group

Brett D. Begemann
Retired Chief Operating Officer
of Crop Science Division
Bayer AG

Eric L. Butler
Retired Executive Vice President and
Chief Administrative Officer
Union Pacific Corporation

Mark J. Costa
Chief Executive Officer
and Board of Directors Chair
Eastman Chemical Company

Edward L. Doheny II
Former Director, President and Chief
Executive Officer
Sealed Air Corporation

Linnie M. Haynesworth
Retired Sector Vice President and
General Manager
Northrup Grumman Corporation

Julie F. Holder
Retired Senior Vice President
The Dow Chemical Company

Renée J. Hornbaker
Retired Executive Vice President and
Chief Financial Officer
Stream Energy

Kim Ann Mink
Retired President and Chief Executive
Officer
Innophos Holdings, Inc.

James J. O'Brien
Retired Chairman of the Board and Chief
Executive Officer
Ashland Inc.

David W. Raisbeck
Retired Vice Chairman of the Board
Cargill, Incorporated

Charles K. Stevens III
Retired Executive Vice President and
Chief Financial Officer
General Motors Company

Executive Officers

Mark J. Costa
Chief Executive Officer

Stephen G. Crawford
Executive Vice President, Manufacturing
and Chief Sustainability Officer

Brad A. Lich
Executive Vice President and Chief
Commercial Officer

William T. McLain, Jr.
Executive Vice President and Chief
Financial Officer

Kellye L. Walker
Executive Vice President, Chief Legal
Officer and Corporate Secretary

Adrian J. Holt
Senior Vice President, Chief Human
Resources Officer

Christopher M. Killian
Senior Vice President and Chief
Technology Officer

Julie A. McAlindon
Senior Vice President, Regions and
Chief Supply Chain Officer

B. Travis Smith
Senior Vice President, Additives &
Functional Products

Michelle R. Stewart
Vice President, Chief Accounting
Officer and Corporate Controller


BLACK+
DECKER
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EASTMAN

Eastman Corporate Headquarters
P.O. Box 431
Kingsport, TN 37662-5280 U.S.A.

U.S.A. and Canada, 800-EASTMAN (800-327-8626)
Other locations, +(1) 423-229-2000

eastman.com/locations

Although the information and recommendations set forth herein are presented in good faith, Eastman Chemical Company ("Eastman") and its subsidiaries make no representations or warranties as to the completeness or accuracy thereof. You must make your own determination of its suitability and completeness for your own use, for the protection of the environment, and for the health and safety of your employees and purchasers of your products. Nothing contained herein is to be construed as a recommendation to use any product, process, equipment, or formulation in conflict with any patent, and we make no representations or warranties, express or implied, that the use thereof will not infringe any patent. NO REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR OF ANY OTHER NATURE ARE MADE HEREUNDER WITH RESPECT TO INFORMATION OR THE PRODUCT TO WHICH INFORMATION REFERS AND NOTHING HEREIN WAIVES ANY OF THE SELLER'S CONDITIONS OF SALE.

Safety Data Sheets providing safety precautions that should be observed when handling and storing our products are available online or by request. You should obtain and review available material safety information before handling our products. If any materials mentioned are not our products, appropriate industrial hygiene and other safety precautions recommended by their manufacturers should be observed.

EMN-CORP-18058 3/24